As filed with the Securities and Exchange Commission on November 15, 2000
                                                     Registration No. 333-45000
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------
                          RESOURCES CONNECTION, INC.
            (Exact name of Registrant as specified in its charter)

            Delaware                            8742                      33-0832424
 (State or other jurisdiction of    (Primary Standard Industrial       (I.R.S. Employer
         Incorporation)             Classification Code Number)     Identification Number)

        695 Town Center Drive, Suite 600, Costa Mesa, California 92626
                                (714) 430-6400
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               Donald B. Murray
                            Chief Executive Officer
                          Resources Connection, Inc.
        695 Town Center Drive, Suite 600, Costa Mesa, California 92626
                                (714) 430-6400
(Name, address, including zip code, and telephone number, including area code, of agents for service)

                                  Copies To:
              David A. Krinsky                         Patrick T. Seaver
            Charlotte L. Bischel                         Shayne Kennedy
            O'Melveny & Myers LLP                       Latham & Watkins
    610 Newport Center Drive, Suite 1700       650 Town Center Drive, Suite 2000
       Newport Beach, California 92660         Costa Mesa, California 92626-1918
               (949) 760-9600                            (714) 540-1235

       Approximate date of commencement of proposed sale to the public:

     As soon as practicable after the effective date of this Registration
                                  Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_____________
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_____________
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_____________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

==============================================================================================
                                             Proposed Maximum  Proposed Maximum   Amount of
    Title of Securities         Amount to be   Offering Price  Aggregate Offering Registration
      to be Registered          Registered(1)   Per Unit(2)       Price(1)(2)        Fee(3)
----------------------------------------------------------------------------------------------
Common Stock ($0.01 par value)    7,475,000        $14.00         $104,650,000      $27,628
==============================================================================================

(1) Includes shares that the underwriters will have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act.
(3) We have previously paid $27,324 and therefore submit a registration fee of $304 with this Amendment No. 1 to Form S-1 Registration Statement.

                                ---------------
   Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 15, 2000

                                6,500,000 Shares

                         [LOGO OF RESOURCES CONNECTION]

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $12.00 and $14.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "RECN".

  We are selling 5,000,000 shares of our common stock and the selling stockholders are selling 1,500,000 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

  The underwriters have an option to purchase a maximum of 975,000 additional shares from the selling stockholders to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 6.

                                      Underwriting   Proceeds to   Proceeds to
                          Price to    Discounts and   Resources      Selling
                           Public      Commissions   Connection   Stockholders
                          --------    -------------  -----------  ------------
Per Share..............         $              $            $             $
Total..................     $             $             $             $

  Delivery of the shares of common stock will be made on or about         ,
2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston                             Deutsche Banc Alex. Brown

                             Robert W. Baird & Co.

                 The date of this prospectus is         , 2000.

                              [inside front cover]

                                                                    [small logo]

THE PROFESSIONAL SERVICES FIRM OF THE FUTURE

[map depicting office locations and professional services lines delivered at each office location]

[colored dot] Finance and Accounting
[colored dot] Finance and Accounting & Information Technology
[colored dot] Finance and Accounting & Human Resources Management
[colored dot] Finance and Accounting, Information Technology & Human Resources Management

United States                                                      International

Atlanta          Costa Mesa       Los Angeles    Princeton         Hong Kong
Austin           Dallas           Minneapolis    San Antonio       Taipei
Baltimore        Denver           New York       San Diego         Toronto
Boise            Detroit          Orlando        San Francisco
Boston           Hartford         Parsippany     Santa Clara
Charlotte        Honolulu         Philadelphia   Seattle
Chicago (2)      Houston (2)      Phoenix        Stamford
Cincinnati       Indianapolis     Pittsburgh     St. Louis
Cleveland        Las Vegas        Portland       Washington, D.C.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Forward-Looking Statements...............................................  13
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Historical Consolidated Financial Data..........................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  28
Management...............................................................  37
Related-Party Transactions...............................................  47
Principal and Selling Stockholders.......................................  50
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  55
U.S. Federal Tax Considerations for Non-U.S. Holders.....................  57
Underwriting.............................................................  60
Notice to Canadian Residents.............................................  63
Legal Matters............................................................  64
Experts..................................................................  64
Additional Information...................................................  64
Index to Consolidated Financial Statements............................... F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.



                     Dealer Prospectus Delivery Obligation

   Until          (25 days after commencement of the offering), all dealers
that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully. References in this prospectus to "Resources Connection," "company," "we," "us" and "our" refer to the business of Resources Connection LLC for all periods prior to the sale of Resources Connection LLC by Deloitte & Touche LLP, and to Resources Connection, Inc. and its subsidiaries for all periods after the sale. References to "Deloitte & Touche" refer to Deloitte & Touche LLP.
 References in this prospectus to "fiscal," "year" or "fiscal year" refer to our fiscal years that consist of the 52- or 53-week period ending on the Saturday closest to May 31st.

Overview

   Resources Connection, Inc. is a professional services firm that provides experienced accounting and finance, human resources management and information technology professionals to clients on a project-by-project basis. In accounting and finance, we assist our clients with discrete projects requiring specialized professional expertise, such as mergers and acquisitions due diligence, financial analyses (e.g., product costing and margin analyses) and tax-related projects. In addition, we provide human resources management services, such as compensation program design and implementation, and information technology services, such as transitions of management information systems. We also assist our clients with periodic needs such as budgeting and forecasting, audit preparation and public reporting.

   Since our inception in 1996, we have opened 38 offices in the United States and 3 offices internationally. We have a growing and diverse client base of over 1,500 clients ranging in size from large corporations, to mid-sized companies to small entrepreneurial entities, in a broad range of industries. We have grown revenues internally from $9.3 million in fiscal 1997 to $126.3 million in fiscal 2000, a three-year compounded annual growth rate, or CAGR, of 138%. Our income from operations over the same period has increased from $869,000 to $15.6 million, a three-year CAGR of 162%. We have been profitable each year since inception. We operated as an independent subsidiary of Deloitte & Touche from 1996 to April 1999, when we completed a management-led buyout. Prior to the management-led buyout, we were unable to provide certain accounting services to audit clients of Deloitte & Touche due to regulatory constraints applicable to us as part of a Big Five accounting firm.

   Our management team, virtually all of whom have Big Five experience, has created a culture that combines the commitment to quality and client-service focus of a Big Five accounting firm with the entrepreneurial energy of an innovative, high-growth company. Because of this culture, we believe we have been able to attract and retain highly-qualified experienced associates, which, in turn, is a significant component of our success. We employ more than 1,050 associates on assignment, who have an average of 18 years of professional experience in a wide range of industries and functional areas; approximately 50% of our associates are CPAs and approximately 28% have MBAs. We offer our associates careers that combine many of the advantages of working for a traditional professional services firm with the flexibility of project-based work. We provide our associates with challenging work assignments, competitive compensation and benefits, and continuing education and training opportunities, while offering flexible work schedules and more control over choosing client engagements.

   We believe that we provide our clients with high-quality service and a value proposition which differentiates us from our competitors because we are able to combine all of the following:

  .  a relationship-oriented approach to assess our clients' project needs;

  .  highly-qualified professionals with the requisite skills and experience;

  .  competitive rates on an hourly, instead of a per project, basis; and

  .  significant client control over their projects.

Market Opportunity

   According to a study by Staffing Industry Analysts, Inc., the market for outsourcing professionals, including information technology, accounting and finance, technical/engineering, medical and legal professionals, is large and growing, with revenues estimated to grow from $40.1 billion in 1999 to $65.6 billion in 2002, representing a CAGR of 17.8%. Accounting and finance professionals, according to the same study, represent one of the fastest growing segments of this market, with revenues estimated to grow from $7.2 billion in 1999 to $14.6 billion in 2002, representing a CAGR of 26.5%.

   We believe this growth is driven by the recognition that companies can strategically access specialized skills and expertise and increase labor flexibility by outsourcing their professional services. At the same time, we believe many professionals are embracing project-based careers because of the more flexible hours and work arrangements. Resources Connection is positioned to capitalize on the confluence of these industry trends by providing clients with high-quality, project-based professional assistance and by offering professionals rewarding, flexible careers.

Growth Strategy

   We believe we have significant opportunity for continued strong internal growth in our core business. We will also evaluate potential strategic acquisitions on an opportunistic basis. Our objective is to be the leading provider of project-based professional services by:

  . capturing more of our clients' total outsourced professional services expenditures;

  .  adding additional clients in a broad range of industries;

  .  expanding our presence both in the United States and internationally;
     and

  . providing additional professional services lines to meet our clients' project-based needs.

Our Company

   Resources Connection was founded as a division of Deloitte & Touche in June 1996, and from January 1997 until April 1999, operated the company as Resources Connection LLC, a Delaware limited liability company and a wholly-owned subsidiary of Deloitte & Touche. In November 1998, our management formed
RC Transaction Corp., a Delaware corporation, to raise capital for an intended management-led buyout of Resources Connection LLC. The management-led buyout was consummated in April 1999 and, since that time, RC Transaction Corp., renamed Resources Connection, Inc. in August 2000, has owned all of the membership units of Resources Connection LLC. Resources Connection is an independent company which is no longer affiliated with Deloitte & Touche. Our business is operated primarily through Resources Connection LLC. Our principal executive offices are located at 695 Town Center Drive, Suite 600, Costa Mesa, California 92626. Our telephone number is (714) 430-6400. Our website is http://www.resourcesconnection.com. We do not intend the information found on our website to be a part of this prospectus.

                                  The Offering

 Common stock offered by:
    Resources Connection, Inc....................... 5,000,000 shares
    Selling stockholders............................ 1,500,000 shares
        Total....................................... 6,500,000 shares

 Common stock to be outstanding after the offering.. 20,630,000 shares
 Use of proceeds.................................... Repay debt, provide working capital and fund
                                                     other general corporate
                                                     purposes. See "Use of
                                                     Proceeds."
 Nasdaq National Market symbol...................... RECN

   Common stock to be outstanding after this offering is based on 15,630,000 shares of common stock outstanding as of October 31, 2000. It does not include:

  . 2,380,000 shares of common stock issuable on the exercise of stock options outstanding as of October 31, 2000; and

  . 2,660,000 additional shares of common stock reserved for issuance under the Resources Connection, Inc. 1999 Long-Term Incentive Plan as of October 31, 2000.

   Except as otherwise indicated, all of the information in this prospectus:

  . reflects the conversion of each outstanding share of Class B Common Stock into 144,740 shares of Common Stock at the closing of this offering;

  .  assumes no exercise of the underwriters' over-allotment option; and

  .  assumes an offering price of $13.00 per share.

                   Summary Consolidated Financial Information

   The following table summarizes our consolidated financial data. You should read the summary financial data below in conjunction with our consolidated financial statements and related notes beginning on page F-1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing on page 19. Resources Connection commenced operations on June 1, 1996. The consolidated statements of income data for the years ended May 31, 1997 and 1998 and for the period from June 1, 1998 to March 31, 1999 were derived from the financial statements of our wholly-owned subsidiary, Resources Connection LLC. After forming Resources Connection, Inc. on November 16, 1998, we completed the acquisition of Resources Connection LLC on April 1, 1999. Resources Connection, Inc. accounted for the purchase of Resources Connection LLC using the purchase method of accounting, in accordance with Accounting Principles Board Opinion No. 16. The selected consolidated financial and operations data as of and for the three months ended August 31, 1999 and 2000 have been derived from our unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly, in accordance with accounting principles generally accepted in the United States, the information for those periods. The historical results presented are not necessarily indicative of future results. The pro forma as adjusted balance sheet data reflect our sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, after deducting estimated underwriting discounts, commissions and offering expenses.

                                  Resources Connection LLC                Resources Connection, Inc.
                          ---------------------------------------- -----------------------------------------
                                                                                              Three Months
                                                     Period from   Period from                    Ended
                                                     June 1, 1998  November 16,                August 31,
                           Year Ended   Year Ended        to         1998 to     Year Ended  ---------------
                          May 31, 1997 May 31, 1998 March 31, 1999 May 31, 1999 May 31, 2000  1999    2000
                          ------------ ------------ -------------- ------------ ------------ ------- -------
                          (unaudited)                                                          (unaudited)
                                         (dollar amounts in thousands, except per share data)
Consolidated Statements
 of Income Data:
Revenue.................     $9,331      $29,508       $55,438       $15,384      $126,332   $25,533 $39,155
Direct cost of
 services...............      5,367       16,671        31,253         8,618        73,541    14,491  22,749
                             ------      -------       -------       -------      --------   ------- -------
Gross profit............      3,964       12,837        24,185         6,766        52,791    11,042  16,406
Selling, general and
 administrative
 expenses...............      3,086        9,035        17,071         4,274        34,649     6,814  10,720
Amortization of
 intangible assets......        --           --            --            371         2,231       510     578
Depreciation expense....          9           79           118            30           284        52     192
                             ------      -------       -------       -------      --------   ------- -------
Income from operations..        869        3,723         6,996         2,091        15,627     3,666   4,916
Interest expense........        --           --            --            734         4,717     1,155   1,209
                             ------      -------       -------       -------      --------   ------- -------
Income before provision
 for income taxes.......        869        3,723         6,996         1,357        10,910     2,511   3,707
Provision for income
 taxes (1)..............        348        1,489         2,798           565         4,364     1,004   1,483
                             ------      -------       -------       -------      --------   ------- -------
Net income (1)..........     $  521      $ 2,234       $ 4,198       $   792      $  6,546   $ 1,507 $ 2,224
                             ======      =======       =======       =======      ========   ======= =======
Net income per share:
  Basic.................                                             $  0.09      $   0.42   $  0.10 $  0.14
                                                                     =======      ========   ======= =======
  Diluted...............                                             $  0.09      $   0.42   $  0.10 $  0.13
                                                                     =======      ========   ======= =======

Number of shares used in
 computing net income
 per share:
  Basic.................                                               8,691        15,630    15,630  15,630
                                                                     =======      ========   ======= =======
  Diluted...............                                               8,691        15,714    15,630  16,819
                                                                     =======      ========   ======= =======

                                 Resources Connection LLC               Resources Connection, Inc.
                         ---------------------------------------- ---------------------------------------
                                                                                            Three Months
                                                    Period from   Period from                   Ended
                                                    June 1, 1998  November 16,               August 31,
                          Year Ended   Year Ended        to         1998 to     Year Ended  -------------
                         May 31, 1997 May 31, 1998 March 31, 1999 May 31, 1999 May 31, 2000 1999   2000
                         ------------ ------------ -------------- ------------ ------------ -------------
                                       (dollar amounts in thousands, except per share data)
Other Data:
Number of offices open
 at end of period.......       9           18            27            28            35        31      38
Total number of
 associates on
 assignment at end of
 period.................     127          326           675           697         1,056       757   1,065

-------
(1) As a limited liability company, income taxes on any income realized by Resources Connection LLC were the obligation of its members and, accordingly, no provision for income taxes was recorded by Resources Connection LLC. Pro forma net income has been computed for periods through March 31, 1999, as if Resources Connection LLC had been fully subject to federal and state income taxes as a C corporation.

                                                               August 31, 2000
                                                             -------------------
                                                                      Pro Forma
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                                 (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents................................... $ 5,724   $23,505
Working capital.............................................   9,723    33,744
Total assets................................................  71,973    89,754
Long-term debt, including current portion...................  41,519       --
Stockholders' equity........................................  19,473    78,772

                                  RISK FACTORS

   You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. When determining whether to buy our common stock you should also refer to the other information in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

We must provide our clients with highly qualified and experienced associates, and the loss of a significant number of our associates, or an inability to attract and retain new associates, could adversely affect our business and operating results.

   Our business involves the delivery of professional services, and our success depends on our ability to provide our clients with highly qualified and experienced associates who possess the skills and experience necessary to satisfy their needs. Such professionals are in great demand, particularly in certain geographic areas, and are likely to remain a limited resource for the foreseeable future. Our ability to attract and retain associates with the requisite experience and skills depends on several factors including, but not limited to, our ability to:

  .  provide our associates with full-time employment;

  . obtain the type of challenging and high-quality projects which our associates seek;

  .  pay competitive compensation and provide competitive benefits; and

  . provide our associates with flexibility as to hours worked and assignment of client engagements.

   We cannot assure you that we will be successful in accomplishing each of these items and, even if we are, that we will be successful in attracting and retaining the number of highly qualified and experienced associates necessary to maintain and grow our business.

The market for professional services is highly competitive, and if we are unable to compete effectively against our competitors our business and operating results could be adversely affected.

   We operate in a competitive, fragmented market, and we compete for clients and associates with a variety of organizations that offer similar services. The competition is likely to increase in the future due to the expected growth of the market and the relatively few barriers to entry. Our principal competitors include:

  .  consulting firms;

  .  employees loaned by the Big Five accounting firms;

  .  traditional and Internet-based staffing firms; and

  .  the in-house resources of our clients.

   We cannot assure you that we will be able to compete effectively against existing or future competitors. Many of our competitors have significantly greater financial resources, greater revenues and greater name recognition, which may afford them an advantage in attracting and retaining clients and associates. In addition, our competitors may be able to respond more quickly to changes in companies' needs and developments in the professional services industry.

An economic downturn or change in the use of outsourced professional services associates could adversely affect our business.

   We have not been in business during an economic downturn and our business may be significantly affected if there is an economic downturn in the future. If the general level of economic activity slows, our clients may delay or cancel plans that involve professional services, particularly outsourced professional services. Consequently, the demand for our associates could decline, resulting in a loss of revenues. In addition, the use of professional services associates on a project-by-project basis could decline for non-economic reasons. In the event of a non-economic reduction in the demand for our associates, our financial results could suffer.

Our business depends upon our ability to secure new projects from clients and, therefore, we could be adversely affected if we fail to do so.

   We do not have long-term agreements with our clients for the provision of services. The success of our business is dependent on our ability to secure new projects from clients. For example, if we are unable to secure new client projects because of improvements in our competitors' service offerings or because of an economic downturn decreasing the demand for outsourced professional services, our business is likely to be materially adversely affected.

We may be unable to adequately protect our intellectual property rights, including our brand name. If we fail to adequately protect our intellectual property rights, the value of such rights may diminish and our results of operations and financial condition may be adversely affected.

   We believe that establishing, maintaining and enhancing the Resources Connection brand name is essential to our business. We have filed an application for a United States trademark registration for "Resources Connection" and an application for service mark registration of our name and logo. We may be unable to secure either registration. We are aware of other companies using the name "Resources Connection" or some variation thereof. There could be potential trade name or trademark infringement claims brought against us by the users of these similar names or trademarks, and those users may have trademark rights that are senior to ours. If an infringement suit were to be brought against us, the cost of defending such a suit could be substantial. If the suit were successful, we could be forced to cease using the service mark "Resources Connection." Even if an infringement claim is not brought against us, it is also possible that our competitors or others will adopt service names similar to ours or that our clients will be confused by another company using a name or trademark similar to ours, thereby impeding our ability to build brand identity. We cannot assure you that our business would not be adversely affected if confusion did occur or if we are required to change our name.

Our clients may be confused by the presence of competitors and other companies which have names similar to our name.

   We are aware of other companies using the name "Resources Connection" or some variation thereof. Some of these companies provide outsourced services, or are otherwise engaged in businesses that could be similar to ours. One company has a web address which is nearly identical to ours, "www.resourceconnection.com". The existence of these companies may confuse our clients, thereby impeding our ability to build our brand identity.

We may be legally liable for damages resulting from the performance of projects by our associates or for our clients' mistreatment of our associates.

   Many of our engagements with our clients involve projects that are critical to our clients' businesses. If we fail to meet our contractual obligations, we could be subject to legal liability or damage to our reputation, which could adversely affect our business, operating results and financial condition. It is likely, because of the nature of our business, that we will be sued in the future. Claims brought against us could have a serious negative effect on our reputation and on our business, financial condition and results of operations.

   Because we are in the business of placing our associates in the workplaces of other companies, we are subject to possible claims by our associates alleging discrimination, sexual harassment, negligence and other similar activities by our clients. The cost of defending such claims, even if groundless, could be substantial and the associated negative publicity could adversely affect our ability to attract and retain associates and clients.

We may not be able to grow our business, manage our growth or sustain our current business.

   We have grown rapidly since our inception in 1996 by opening new offices and by increasing the volume of services we provide through existing offices. There can be no assurance that we will continue to be able to maintain or expand our market presence in our current locations or to successfully enter other markets or locations. Our ability to successfully grow our business will depend upon a number of factors, including our ability to:

  .  grow our client base;

  .  expand profitably into new cities;

  .  provide additional professional services lines;

  .  maintain margins in the face of pricing pressures; and

  .  manage costs.

   Even if we are able to continue our growth, the growth will result in new and increased responsibilities for our management as well as increased demands on our internal systems, procedures and controls, and our administrative, financial, marketing and other resources. These new responsibilities and demands may adversely affect our business, financial condition and results of operation.

An increase in our international activities will expose us to additional operational challenges that we might not otherwise face.

   As we increase our international activities, we will have to confront and manage a number of risks and expenses that we would not otherwise face if we conducted our operations solely in the United States. If any of these risks or expenses occur, there could be a material negative effect on our operating results. These risks and expenses include:

  . difficulties in staffing and managing foreign offices as a result of, among other things, distance, language and cultural differences;

  . expenses associated with customizing our professional services for clients in foreign countries;

  . foreign currency exchange rate fluctuations, when we sell our professional services in denominations other than U.S. dollars;

  .  protectionist laws and business practices that favor local companies;

  .  political and economic instability in some international markets;

  .  multiple, conflicting and changing government laws and regulations;

  .  trade barriers;

  .  reduced protection for intellectual property rights in some countries;
     and

  .  potentially adverse tax consequences.

We may acquire companies in the future, and these acquisitions could disrupt our business.

   Although we are not currently evaluating any potential acquisition candidates, we may acquire companies in the future. Entering into an acquisition entails many risks, any of which could harm our business, including:

  .  diversion of management's attention from other business concerns;

  .  failure to integrate the acquired company with our existing business;

  . failure to motivate, or loss of, key employees from either our existing business or the acquired business;

  . potential impairment of relationships with our employees and clients; . additional operating expenses not offset by additional revenue;
  .  incurrence of significant non-recurring charges;
  . incurrence of additional debt with restrictive covenants or other limitations;
  . dilution of our stock as a result of issuing equity securities; and . assumption of liabilities of the acquired company.

We have a limited operating history as an independent company.

   We commenced operations in June 1996 as a division of Deloitte & Touche. From January 1997 through April 1999, we operated as a wholly-owned subsidiary of Deloitte & Touche. In April 1999, we were sold by Deloitte & Touche. Therefore, our business as an independent company has a limited operating history. Consequently, the historical and pro forma information contained herein may not be indicative of our future financial condition and performance.

The loss of our association with Deloitte & Touche could reduce our ability to attract and retain associates and clients and will require us to enhance our infrastructure and local networks.

   Our association with Deloitte & Touche, from our inception in June 1996 until April 1999, helped establish us as a high-quality professional services company and contributed to our ability to open, integrate, and establish a presence in new office locations. Apart from certain transition assistance, since April 1999 our contact with Deloitte & Touche has been reduced to the services we provide it. The loss of our association with Deloitte & Touche may adversely affect our business and our ability to attract new clients, keep existing clients and hire and retain qualified associates. We face the challenges of developing a presence in areas where we establish new offices and integrating new office locations so that they are fully operational and functional without the infrastructure previously provided by Deloitte & Touche.

The terms of our transition services agreement between Resources Connection and Deloitte & Touche may not have been on terms indicative of those available from an independent party.

   As part of the management-led buyout in April 1999, we entered into a transition services agreement with Deloitte & Touche pursuant to which Deloitte & Touche agreed to provide certain services to us at negotiated rates until none of our offices remained in Deloitte & Touche office space which occurred on August 31, 2000. The negotiated rates we agreed to pay to Deloitte & Touche under the transition services agreement may not be indicative of the rates that an independent third party would have charged us for providing the same services. Specifically, an independent third party may have charged us rates more or less favorable than those charged by Deloitte & Touche. If the terms of the transition services agreement, particularly the rates charged by Deloitte & Touche, were more favorable to us than those available from a third party, our general and administrative expenses will likely increase.

Our business could suffer if we lose the services of a key member of our management.

   Our future success depends upon the continued employment of Donald B. Murray, our chief executive officer, and Stephen J. Giusto, our chief financial officer. The departure of Mr. Murray, Mr. Giusto or any of the other key members of our senior management team could significantly disrupt our operations. Key members of our senior management team include Karen M. Ferguson and Brent M. Longnecker, both of whom are executive vice presidents, John D. Bower, our vice president, finance, and Kate W. Duchene, our chief legal officer and executive vice president of human relations. We do not have employment agreements with Mr. Bower or Ms. Duchene.

Deloitte & Touche has agreed not to compete with us and we may be adversely affected when the noncompete expires.

   In connection with the management buy-out, Deloitte & Touche agreed not to compete with us in a manner which replicates our business model for a period ending on the earlier of April 1, 2003 or the date that Deloitte &

Touche enters into a significant business combination. The noncompete does not prohibit Deloitte & Touche from using their personnel in a loaned staff capacity or from allowing their personnel to work on a less than full time basis in accordance with the human resources policies of Deloitte & Touche. When the noncompete expires, we may be adversely affected if Deloitte & Touche chooses to compete in a manner previously prohibited by the noncompete.

Our quarterly financial results may be subject to significant fluctuations which may increase the volatility of our stock price.

   Our results of operations could vary significantly from quarter to quarter. Factors that could affect our quarterly operating results include:

  . the number of holidays in a quarter, particularly the day of the week on which they occur, over which we have no control;

  . the amount and timing of operating costs and capital expenditures relating to management and expansion of our business; and

  . the timing of acquisitions and related costs, such as compensation charges which fluctuate based on the market price of our common stock.

   Due to these and other factors, we believe that quarter-to-quarter comparisons of our results of operations are not meaningful indicators of future performance. It is possible that in some future periods, our results of operations may be below the expectations of investors. If this occurs, the price of our common stock could decline.

We may be subject to laws and regulations that impose difficult and costly compliance requirements and subject us to potential liability and the loss of clients.

   In connection with providing services to clients in certain regulated industries, such as the gaming and energy industries, we are subject to industry-specific regulations, including licensing and reporting requirements. Complying with these requirements is costly and, if we fail to comply, we could be prevented from rendering services to clients in those industries in the future.

Risks Related to this Offering

Our securities have no prior market and our stock price is likely to be volatile, which could result in substantial losses for investors purchasing shares in this offering.

   Before this offering, there was no public market for our common stock. A consistent public market for our common stock may not develop or be sustained after this offering. Fluctuations in the market price of our common stock could occur in response to factors such as:

  .  loss of a significant client or group of clients;

  .  changes in market valuations of professional services companies;

  .  improvements in the outsourcing of professionals by our competitors; and

  . the introduction of new competitors in the market for outsourced professionals.

   In addition to these specific factors, companies listed on The Nasdaq Stock Market's National Market have recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies listed on these markets. Our common stock will be listed on The Nasdaq Stock Market's National Market after this offering and will therefore be subject to this volatility. The volatility of the market may materially adversely affect the market price of our common stock, regardless of our actual operating performance.

Shares you purchase in this offering will be immediately and substantially diluted and may be further diluted in the future.

   The initial public offering price is substantially higher than the net tangible book value of our common stock. As a result, if you purchase shares in this offering, your ownership interest will be immediately and substantially diluted. The dilution is expected to be $11.17 per share. If outstanding options to purchase shares of common stock are exercised, you will be further diluted. If additional capital is raised through the issuance of equity securities, you will experience further dilution. As a result of these dilutions, in the event of a liquidation, you may receive significantly less than the purchase price that you paid for your shares. In addition, any new equity securities may have rights, preferences or privileges senior to those of your shares.

Potential sales of shares eligible for future sale after this offering could cause our stock price to decline.

   If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The shares sold in this offering will be freely tradable immediately upon completion of this offering. In addition, on the 181st day after completion of this offering, approximately 6,561,441 shares of our common stock held by Evercore Partners L.L.C. and approximately 4,300,879 shares of our common stock held by other existing stockholders will be freely tradable, subject in some instances to the volume and other limitations of Rule 144. Additionally, of the 2,082,500 shares of common stock that may be issued upon the exercise of options outstanding as of October 13, 2000, 417,375 shares of common stock will be vested and eligible for sale 180 days after the date of this prospectus. Sales of these shares and other shares of common stock held by existing stockholders could cause the market price of our common stock to decline. For a further description of the eligibility of shares for sale into the public market following the offering, see "Shares Eligible for Future Sale."

Our existing stockholders will continue to control us after this offering, and they may make decisions with which you disagree.

   Upon consummation of this offering, Evercore Partners L.L.C., and certain of its affiliates, will own approximately 31.81% of the outstanding shares of common stock, or 27.63% if the underwriters' over-allotment option is exercised in full, and our executive officers, directors and principal stockholders, including Evercore Partners Inc. and certain of its affiliates, will own approximately 45.5% of the outstanding shares of common stock, or 41.32% if the underwriters' over-allotment option is exercised in full. As a result, Evercore Partners Inc. and/or these other stockholders will be able to control us and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership also may delay, defer or even prevent a change in control of our company, and make some transactions more difficult or impossible without the support of these stockholders. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

It may be difficult for a third party to acquire our company, and this could depress our stock price.

   Delaware corporate law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change of control of our company or our management. These provisions could also discourage proxy contests and make it difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that future investors are willing to pay for your shares. These provisions:

  . authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

  . divide our board of directors into three classes of directors, with each class serving a staggered three-year term. Because the classification of the board of directors generally increases the difficulty of replacing a majority of the directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may make it difficult to change the composition of the board of directors;

  . prohibit cumulative voting in the election of directors which, if not prohibited, could allow a minority stockholder holding a sufficient percentage of a class of shares to ensure the election of one or more directors;

  . require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

  . state that special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer, by the board of directors after a resolution is adopted by a majority of the total number of authorized directors, or by the holders of not less than 10% of our outstanding voting stock;

  . establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

  . provide that certain provisions of our certificate of incorporation can be amended only by supermajority vote of the outstanding shares, and that our bylaws can be amended only by supermajority vote of the outstanding shares or our board of directors;

  . allow our directors, not our stockholders, to fill vacancies on our board of directors; and

  . provide that the authorized number of directors may be changed only by resolution of the board of directors.

Management's use of the net proceeds from this offering may not increase our operating results or market value.

   Management plans to use approximately $38.2 million of our net proceeds from this offering to satisfy the senior and subordinated debt obligations of the company which were outstanding as of September 30, 2000. The remaining proceeds, approximately $21.1 million, will be used for working capital and to fund general corporate purposes. Consequently, our management will have broad discretion with respect to the application of these net proceeds, and you will not have the opportunity, as part of your investment in our common stock, to assess whether the proceeds are being used appropriately. The offering proceeds may be used for purposes that do not increase our operating results or market value. Pending application of the proceeds, they might be placed in investments that do not produce income or that lose value.

The selling stockholders will receive benefits from this offering which we will not share.

   The selling stockholders will receive $18.1 million of net proceeds from this offering, excluding the underwriters' over-allotment option. We will not receive any of these proceeds. In addition, this offering will establish a public market for our common stock and provide increased liquidity to the selling stockholders for the shares they own after this offering.

We do not plan to pay dividends in the future.

   We have not paid cash dividends in the past and do not plan to pay dividends in the foreseeable future. We currently intend to retain all earnings for the growth of our business.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

   We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

   This prospectus contains estimates made by independent parties relating to market size and growth. These estimates involve a number of assumptions and limitations. Projections, assumptions and estimates of our future performance and the future performance of our industry are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of 5,000,000 shares of common stock, offered by us at an assumed initial public offering price of $13.00 per share, will be $59.3 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders.

   We intend:

  . to use approximately $11.9 million of the net proceeds to repay our senior debt obligations outstanding as of September 30, 2000, bearing interest, at our option, at the prime rate plus 2% and a Eurodollar-based rate plus 3% and having a maturity date of October 2003, pursuant to our existing credit agreement. As of September 30, 2000, the interest rate on our senior debt obligations (using our Eurodollar-based rate option) was 9.69%;

  . to use approximately $26.3 million of the net proceeds to redeem the balance due on our subordinated notes as of September 30, 2000, bearing 12% interest per annum and having a maturity date of April 15, 2004.

   After repayment of our outstanding debt, we currently have no specific plans for the remaining net proceeds from this offering. In general, we would use the funds for working capital and general corporate purposes, including expansion of sales and marketing activities, enhancement of our technology infrastructure, possible acquisitions and possible international expansion. We currently have no commitments or agreements to make any acquisitions and may not make any acquisitions in the future. We have not reserved or allocated the balance of the net proceeds for any specific transaction, and we cannot specify with certainty how we will use the balance of the net proceeds. The amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated by our operations. We may find it necessary or advisable to use portions of the balance of the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending these uses, we intend to invest the net proceeds in United States government securities and other short-term, investment-grade, interest-bearing instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for additional information regarding our sources and uses of capital.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Our credit agreement currently prohibits us from declaring or paying any dividends or other distributions on any shares of our capital stock other than dividends payable solely in shares of capital or the stock of our subsidiaries. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements, general business condition, contractual restrictions contained in our credit agreement and other agreements, and other factors deemed relevant by our board of directors.

                                 CAPITALIZATION

   The following table sets forth as of August 31, 2000 our capitalization on an actual basis and a pro forma as adjusted basis to reflect the sale of 5,000,000 shares of common stock in this offering at the initial public offering price of $13.00 per share, the conversion of all authorized shares of Class B Common Stock and the repayment of our bank debt and the redemption of our subordinated notes. You should read this information together with the "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes contained elsewhere in this prospectus.

                                                            As of August 31,
                                                                  2000
                                                           --------------------
                                                                     Pro Forma
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands)
Debt (including current maturities):
  Senior Secured Credit Facility.......................... $15,500    $   --
  Subordinated Notes......................................  26,019        --
                                                           -------    -------
    Total Debt............................................  41,519        --
                                                           -------    -------
Stockholders' equity:
  Preferred Stock, $0.01 par value, 5,000,000 shares
   authorized and no shares issued or outstanding, actual;
   5,000,000 shares authorized and no shares issued and
   outstanding, pro forma as adjusted.....................     --         --
  Common Stock, $0.01 par value, 35,000,000 shares
   authorized and 15,630,000 shares issued and
   outstanding, actual; 35,000,000 shares authorized
   and 20,630,000 issued and outstanding, pro forma as
   adjusted...............................................     --         206
    Common Stock, 25,000,000 shares designated and
     15,485,260 shares issued and outstanding, actual; no
     shares designated, issued or outstanding, pro forma
     as adjusted..........................................     155        --
    Class B Common Stock, 3,000,000 shares designated and
     144,740 shares issued and outstanding, actual; no
     shares designated, issued or outstanding, pro forma
     as adjusted..........................................       1        --
    Class C Common Stock, 7,000,000 shares designated and
     no shares issued and outstanding, actual; no shares
     designated, issued or outstanding, pro forma as
     adjusted.............................................     --         --
  Additional paid-in capital..............................  11,160     70,410
  Deferred stock compensation.............................  (1,375)    (1,375)
  Accumulated other comprehensive loss....................     (31)       (31)
  Retained earnings ......................................   9,562      9,562
                                                           -------    -------
    Total stockholders' equity............................  19,472     78,772
                                                           -------    -------
    Total capitalization.................................. $60,991    $78,772
                                                           =======    =======

   This table excludes the following shares:

  . 2,090,000 shares of common stock issuable on the exercise of stock options outstanding as of August 31, 2000; and

  . 2,950,000 additional shares of common stock reserved for future grant or issuance under the 1999 Long-Term Incentive Plan as of August 31, 2000.

                                    DILUTION

   Our net tangible book value at August 31, 2000 was $(21.5 million), or approximately $(1.37) per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all Class B Common Stock to Common Stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 5,000,000 shares of common stock offered by this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at August 31, 2000 would have been approximately $37.8 million, or $1.83 per share. This represents an immediate increase in pro forma net tangible book value of $3.20 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.17 per share to new stockholders purchasing shares of common stock in this offering. The following table illustrates this per share dilution.

   Assumed public offering price per share......................          $13.00
                                                                          ------
     Net tangible book value per share as of August 31, 2000....  $(1.37)
     Increase per share attributable to new stockholders........    3.20
                                                                  ------
   Pro forma as adjusted net tangible book value per share after
    the offering................................................            1.83
                                                                          ------
   Dilution per share to new stockholders.......................          $11.17
                                                                          ======

   The following table summarizes the difference between the existing stockholders and new stockholders with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid. The information is presented as of August 31, 2000, and is based on an assumed initial public offering price of $13.00 per share, before deducting the underwriting discount and commissions and our estimated offering expenses.

                                 Shares Purchased  Total Consideration  Average
                                ------------------ -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
   Existing stockholders....... 15,630,000   75.8% $10,056,300   13.4%  $ 0.64
   New stockholders............  5,000,000   24.2   65,000,000   86.6   $13.00
                                ----------  -----  -----------  -----
     Total..................... 20,630,000  100.0% $75,056,300  100.0%
                                ==========  =====  ===========  =====

   The foregoing discussion and tables assume no exercise of options to purchase 2,090,000 shares of common stock, at a weighted average exercise price of $4.10 per share outstanding as of August 31, 2000 and does not include 2,950,000 additional shares of common stock reserved for issuance under the 1999 Long-Term Incentive Plan. If any of these options are exercised, the new stockholders will be further diluted. For more information about these options, see "Management--1999 Long-Term Incentive Plan," "Description of Capital Stock" and Notes 10 and 14 to Resources Connection, Inc. Notes to Consolidated Financial Statements.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   You should read the following selected historical consolidated financial data in conjunction with our consolidated financial statements and related notes beginning on page F-1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing on page 19. The statement of income data for the year ended May 31, 1997, and the consolidated balance sheet data at May 31, 1997 were derived from the unaudited financial statements of Resources Connection LLC and are not included in this prospectus. The statements of income data for the year ended May 31, 1998, and the period from June 1, 1998 to March 31, 1999, and the balance sheet data at May 31, 1998 were derived from the financial statements of Resources Connection LLC that have been audited by PricewaterhouseCoopers LLP, independent accountants, and, with respect to the statement of income data, are included elsewhere in this prospectus. The consolidated statements of income data for the period from November 16, 1998 to May 31, 1999, and the year ended May 31, 2000, and the consolidated balance sheet data at May 31, 1999 and 2000 were derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP and are included elsewhere in this prospectus. The selected consolidated financial and operating data as of and for the three months ended August 31, 1999 and 2000 have been derived from our unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly, in accordance with accounting principles generally accepted in the United States, the information for those periods. Historical results are not necessarily indicative of results that may be expected for any future periods.

                                  Resources Connection LLC                    Resources Connection, Inc.
                          ----------------------------------------- ----------------------------------------------
                                                                                                    Three Months
                                                                                                        Ended
                                                      Period from      Period from                   August 31,
                           Year Ended   Year Ended  June 1, 1998 to November 16, 1998  Year Ended  ---------------
                          May 31, 1997 May 31, 1998 March 31, 1999   to May 31, 1999  May 31, 2000  1999    2000
                          ------------ ------------ --------------- ----------------- ------------ ------- -------
                          (unaudited)                                                                (unaudited)
                                            (dollar amounts in thousands, except per share data)
Consolidated Statements
 of Income Data:
Revenue.................     $9,331      $29,508        $55,438          $15,384        $126,332   $25,533 $39,155
Direct cost of
 services...............      5,367       16,671         31,253            8,618          73,541    14,491  22,749
                             ------      -------        -------          -------        --------   ------- -------
Gross profit............      3,964       12,837         24,185            6,766          52,791    11,042  16,406
Selling, general and
 administrative
 expenses...............      3,086        9,035         17,071            4,274          34,649     6,814  10,720
Amortization of
 intangible assets......        --           --             --               371           2,231       510     578
Depreciation expense....          9           79            118               30             284        52     192
                             ------      -------        -------          -------        --------   ------- -------
Income from operations..        869        3,723          6,996            2,091          15,627     3,666   4,916
Interest expense........        --           --             --               734           4,717     1,155   1,209
                             ------      -------        -------          -------        --------   ------- -------
Income before provision
 for income taxes.......        869        3,723          6,996            1,357          10,910     2,511   3,707
Provision for income
 taxes..................        --           --             --               565           4,364     1,004   1,483
                             ------      -------        -------          -------        --------   ------- -------
Net income..............     $  869      $ 3,723        $ 6,996          $   792        $  6,546   $ 1,507 $ 2,224
                             ======      =======        =======          =======        ========   ======= =======
Pro Forma Data(1):
Income before provision
 for income taxes.......     $  869      $ 3,723        $ 6,996
Pro forma provision for
 income taxes...........        348        1,489          2,798
                             ------      -------        -------
Pro forma net income....     $  521      $ 2,234        $ 4,198
                             ======      =======        =======
Net income per share:
  Basic.................                                                 $  0.09        $   0.42   $  0.10 $  0.14
                                                                         =======        ========   ======= =======
  Diluted...............                                                 $  0.09        $   0.42   $  0.10 $  0.13
                                                                         =======        ========   ======= =======
Number of shares used in
 computing net income
 per share:
  Basic.................                                                   8,691          15,630    15,630  15,630
                                                                         =======        ========   ======= =======
  Diluted...............                                                   8,691          15,714    15,630  16,819
                                                                         =======        ========   ======= =======
Supplemental Pro Forma
 Data(2):
Supplemental pro forma
 net income.............                                                                $  9,376           $ 2,950
                                                                                        ========           =======
Supplemental pro forma
 net income per share:
  Basic.................                                                                $   0.50           $  0.16
                                                                                        ========           =======
  Diluted...............                                                                $   0.50           $  0.15
                                                                                        ========           =======
Supplemental pro forma
 weighted average shares
 outstanding:
  Basic.................                                                                  18,843            18,824
                                                                                        ========           =======
  Diluted...............                                                                  18,927            20,013
                                                                                        ========           =======
Other Data:
Number of offices open
 at end of period.......          9           18             27               28              35        31      38
Total number of
 associates on
 assignment at end of
 period.................        127          326            675              697           1,056       757   1,065

                                      Resources
                                   Connection LLC  Resources Connection, Inc.
                                   --------------- ---------------------------
                                       May 31,         May 31,     August 31,
                                   --------------- --------------- -----------
                                    1997    1998    1999    2000      2000
                                   ------- ------- ------- ------- -----------
                                     (unaudited)                   (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents......... $   --  $ 3,168 $   876 $ 4,490   $ 5,724
Working capital...................   1,133   4,504   7,150   7,664     9,723
Total assets......................   1,409   7,976  58,954  70,106    71,973
Long-term debt, including current
 portion..........................     --      --   42,531  41,771    41,519
Stockholders' equity..............   1,205   4,928  10,610  17,185    19,473

--------
(1) As a limited liability company, income taxes on any income realized by Resources Connection LLC were the obligation of its members and, accordingly, no provision for income taxes was recorded by Resources Connection LLC. Pro forma net income has been computed for periods through May 31, 1999, as if Resources Connection LLC had been fully subject to federal and state income taxes as a C corporation.

(2) Reflects the pro forma sale of 3,213,135 shares as of May 31, 2000 and 3,193,770 shares as of August 31, 2000 of our common stock at the initial public offering price of $13.00 per share. Such shares solely represent the amounts necessary to pay down our senior debt obligations, revolving line of credit and subordinated notes, which indebtedness amounted to $41.8 million at May 31, 2000 and $41.5 million at August 31, 2000. Supplemental pro forma net income reflects the pro forma elimination of interest expense related to this debt, net of federal and state corporate-level income taxes, equal to $2.8 million as of May 31, 2000 and $726,000 as of August 31, 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors" starting on page 6 and elsewhere in this prospectus.

Overview

   Resources Connection is a professional services firm that provides experienced accounting and finance, human resources management and information technology professionals to clients on a project-by-project basis. We assist our clients with discrete projects requiring specialized professional expertise in accounting and finance, such as mergers and acquisitions due diligence, financial analyses (e.g., product costing and margin analyses) and tax-related projects. In addition, we provide human resources management services, such as compensation program design and implementation, and information technology services, such as transitions of management information systems. We also assist our clients with periodic needs such as budgeting and forecasting, audit preparation and public reporting.

   We began operations in June 1996 as a division of Deloitte & Touche and operated as a wholly-owned subsidiary of Deloitte & Touche from January 1997 until April 1999. In November 1998, our management formed RC Transaction Corp., renamed Resources Connection, Inc., to raise capital for an intended management-led buyout. In April 1999, we completed a management-led buyout in partnership with our investor Evercore Partners, Inc., four of its affiliates and six other investors. In connection with the buyout, we entered into a transition services agreement with Deloitte & Touche, whereby Deloitte & Touche agreed to provide certain services to us at negotiated rates during the period that we maintained our offices within their locations. We have completed the transition of all of our offices previously located in Deloitte & Touche space. The financial statements of Resources Connection LLC for the period from June 1, 1998 to March 31, 1999, and financial statements of Resources Connection, Inc. for all periods thereafter, include charges for services supplied by Deloitte & Touche. Although these transition services were negotiated at arms length, the charges for these services may not necessarily be indicative of rates available from third parties. Our management has been unable to determine the availability and the cost of similar services had they been provided by third parties.

   Growth in revenue, to date, has generally been the result of establishing offices in major markets throughout the United States. We established nine offices during fiscal 1997, our initial fiscal year, all in the Western United States. In fiscal 1998, we established nine additional offices, which extended our geographic reach to the Midwest and Eastern United States. For the year ended May 31, 1999, we opened ten more offices and established a new service line in information technology. In fiscal 2000, we established four more domestic offices, established a new service line in human resources management and also began operations in Toronto, Canada; Taipei, Taiwan; and Hong Kong, People's Republic of China. Our new service lines were introduced in a limited number of our offices. To date in fiscal 2001, we have established six domestic offices. As a result, we currently serve our clients through 38 offices in the United States and three offices abroad.

   We earn revenue primarily by charging our corporate clients on an hourly basis for the professional services of our associates. We recognize revenue once services have been rendered and invoice our clients on a weekly basis. Our clients are contractually obligated to pay us for all hours billed. To a much lesser extent, we also earn revenue if a client hires an associate onto its permanent payroll. This type of contractually non-refundable revenue is recognized at the time our client completes the hiring process and represented less than 4% of our revenue in each of fiscal 1998, the period from June 1, 1998 to March 31, 1999, the period from April 1, 1999 to May 31, 1999 and fiscal 2000. We periodically review our outstanding accounts receivable balance and determine an estimate of the amount of those receivables we believe may prove uncollectible. Our provision for bad debts is included in our selling, general and administrative expenses.

   The costs to pay our professional associates and all related benefit and incentive costs, including provisions for paid time off and other employee benefits, are included in direct cost of services. We pay our associates on an hourly basis for all hours worked on client engagements and therefore, direct cost of services tend to vary directly with the volume of revenue we earn. We expense the benefits we pay to our associates as they are earned. These benefits include paid vacation and holidays; referral bonus programs; group health, dental and life insurance programs; a matching 401(k) retirement plan; and professional development and career training. In addition, we pay the related costs of employment, including state and federal payroll taxes, workers' compensation insurance, unemployment insurance and associated costs. Typically, an associate must work a threshold number of hours to be eligible for all of the benefits. We recognize direct cost of services when incurred.

  Selling, general and administrative expenses include the payroll and related costs of our national and local management as well as general and administrative, marketing and recruiting costs. Our sales and marketing efforts are led by our management team who are paid a salary and earn bonuses based on certain operating results for our company and in their geographic market.

Results of Operations

  The following tables set forth, for the periods indicated, our consolidated statements of income data. These historical results are not necessarily indicative of future results.

                            Resources Connection LLC               Resources Connection, Inc.
                          ---------------------------- ----------------------------------------------------
                                                                                           Three Months
                                         Period from       Period from                   Ended August 31,
                           Year Ended  June 1, 1998 to November 16, 1998 to  Year Ended  ------------------
                          May 31, 1998 March 31, 1999      May 31, 1999     May 31, 2000   1999      2000
                          ------------ --------------- -------------------- ------------ --------  --------
                                              (amounts in thousands)                        (unaudited)

Revenue.................    $29,508        $55,438           $15,384          $126,332   $ 25,533   $39,155
Direct cost of
 services...............     16,671         31,253             8,618            73,541     14,491    22,749
                            -------        -------           -------          --------   --------  --------
Gross profit............     12,837         24,185             6,766            52,791     11,042    16,406
Selling, general and
 administrative
 expenses...............      9,035         17,071             4,274            34,649      6,814    10,720
Amortization of
 intangible assets......        --             --                371             2,231        510       578
Depreciation expense....         79            118                30               284         52       192
                            -------        -------           -------          --------   --------  --------
Income from operations..      3,723          6,996             2,091            15,627      3,666     4,916
Interest expense........        --             --                734             4,717      1,155     1,209
                            -------        -------           -------          --------   --------  --------
Income before provision
 for income taxes.......      3,723          6,996             1,357            10,910      2,511     3,707
Provision for income
 taxes(1)...............        --             --                565             4,364      1,004     1,483
                            -------        -------           -------          --------   --------  --------
 Net income(1)..........    $ 3,723        $ 6,996           $   792          $  6,546   $  1,507  $  2,224
                            =======        =======           =======          ========   ========  ========

   Our operating results for the periods indicated are expressed as a percentage of revenue below.

                            Resources Connection LLC               Resources Connection, Inc.
                          ---------------------------- ----------------------------------------------------
                                                                                           Three Months
                                                                                         Ended August 31,
                                                                                         ------------------
                                         Period from       Period from
                           Year Ended  June 1, 1998 to November 16, 1998 to  Year Ended
                          May 31, 1998 March 31, 1999      May 31, 1999     May 31, 2000   1999      2000
                          ------------ --------------- -------------------- ------------ --------  --------
                                                                                            (unaudited)
Revenue.................      100.0%         100.0%            100.0%            100.0%     100.0%    100.0%
Direct cost of
 services...............       56.6           56.4              56.0              58.2       56.8      58.1
                            -------        -------           -------          --------   --------  --------
Gross profit............       43.4           43.6              44.0              41.8       43.2      41.9
Selling, general and
 administrative
 expenses...............       30.5           30.8              27.8              27.4       26.7      27.4
Amortization of
 intangible assets......        --             --                2.4               1.8        2.0       1.5
Depreciation expense....        0.3            0.2               0.2               0.2        0.2       0.5
                            -------        -------           -------          --------   --------  --------
Income from operations..       12.6           12.6              13.6              12.4       14.4      12.6
Interest expense........        --             --                4.8               3.7        4.5       3.1
                            -------        -------           -------          --------   --------  --------
Income before provision
 for income taxes.......       12.6           12.6               8.8               8.7        9.8       9.5
Provision for income
 taxes(1)...............        --             --                3.7               3.5        3.9       3.8
                            -------        -------           -------          --------   --------  --------
 Net income(1)..........       12.6%          12.6%              5.1%              5.2%       5.9%      5.7%
                            =======        =======           =======          ========   ========  ========

-------
(1) As a limited liability company, income taxes on any income realized by Resources Connection LLC were the obligation of its members and, accordingly, no provision for income taxes was recorded by Resources Connection LLC.

Three Months Ended August 31, 2000 compared to Three Months Ended August 31,
1999

   Revenue. Revenue increased $13.7 million, or 53.7%, to $39.2 million for the three months ended August 31, 2000 from $25.5 million for the three months ended August 31, 1999. The increase in total revenue was primarily due to the growth in total billable hours resulting from an increase in the number of associates on assignment from 757 at the end of the first quarter of fiscal 2000 to 1,065 at the end of the first quarter of fiscal 2001 and a 10% increase in the average billing rate per hour. Substantially all of the increase in revenue is attributable to the increase in the number of associates. During the first quarter of fiscal 2001, we opened three new offices.

   Direct Cost of Services. Direct cost of services increased $8.2 million, or 56.6%, to $22.7 million for the three months ended August 31, 2000 from $14.5 million for the three months ended August 31, 1999. This increase was the result of the growth in the number of associates on assignment from 757 at the end of the first quarter of fiscal 1999 to 1,065 at the end of the first quarter of fiscal 1999 and an increase of 6.7% in the average pay rate per hour. Substantially all of the increase in direct cost of services is attributable to the increase in the number of associates. The direct cost of services increased as a percentage of revenue from 56.8% for the three months ended August 31, 1999 to 58.1% for the three months ended August 31, 2000. This increase reflects the impact of our enriched benefit programs for associates.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3.9 million, or 57.4%, to $10.7 million for the three months ended August 31, 2000 from $6.8 million for the three months ended August 31, 1999. This increase was attributable to the increase in the cost of operating and staffing the three new offices opened in the first quarter of fiscal 2001 and the growth at offices opened prior to fiscal 2001. Management and administrative headcount increased from 180 at the end of the first quarter of fiscal 2000 to 242 at the end of the first quarter of fiscal 2001. Selling, general and administrative expenses increased as a percentage of revenue from 26.7% for the three months ended August 31, 1999 to 27.4% for the three months ended August 31, 2000. This percentage increase results primarily from an increase in occupancy costs related to the continuing growth in the total square footage of our offices.

   Amortization and Depreciation Expense. Amortization of intangible assets increased from $510,000 for the three months ended August 31, 1999 to $578,000 for the three months ended August 31, 2000. The increase in amortizations between the two periods reflects the slightly higher balance of intangible assets as of August 31, 2000.

   Depreciation expense increased from $52,000 for the three months ended August 31, 1999 to $192,000 for the three months ended August 31, 2000. This increase reflects the impact of the completed moves out of Deloitte & Touche office space into our own space year over year, continuing growth in our number of offices and our investment in information technology.

   Interest Expense. Interest expense increased from $1,155,000 for the three months ended August 31, 1999 to $1,209,000 for the three months ended August 31, 2000. This increase reflects an increase in the average interest rate incurred on the term loan from 8.27% for the three months ended August 31, 1999 to 9.8% for the three months ended August 31, 2000 and a higher balance due on the subordinated debt, offset by lower interest due after payments on the term loan. Between August 31, 1999 and August 31, 2000, the term loan was reduced from $17.6 million to $15.5 million, while the subordinated debt increased from $23.1 million to $26.0 million as we deferred interest payments due on the subordinated debt.

   Income Taxes. The provision for income taxes increased from $1.0 million for the three months ended August 31, 1999 to $1.5 million for the three months ended August 31, 2000. The effective tax rate was 40.0% for both quarters, which differs from the federal statutory rate primarily due to state taxes, net of federal benefit. No adjustment is anticipated in the rate in the near future.

Year Ended May 31, 2000 compared to the Period from November 16, 1998 to May 31, 1999

   Revenue. Revenue increased $110.9 million or 720.1% to $126.3 million for the year ended May 31, 2000 from $15.4 million for the period from November 16, 1998 to May 31, 1999. The increase in total revenue was the result of the comparison of a full year of operations in fiscal 2000, compared to only two months of operations following the acquisition on April 1, 1999. Prior to April 1, 1999, Resources Connection, Inc. had no substantial operations.

   Direct Cost of Services. Direct cost of services increased $64.9 million or 754.7% to $73.5 million for the year ended May 31, 2000 from $8.6 million for the period from November 16, 1998 to May 31, 1999. The increase in direct cost of services was primarily the result of the comparison of a full year of operations compared to only two months of operations following the acquisition. The direct cost of services increased as a percentage of revenue from 56.0% for the period from November 16, 1998 to May 31, 1999 to 58.2% for the year ended May 31, 2000. During the year ended May 31, 2000, we enriched our benefit programs for associates and more associates qualified for benefits.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $30.3 million or 704.7% to $34.6 million for the year ended May 31, 2000 from $4.3 million for the period from November 16, 1998 to May 31, 1999. The increase in selling, general and administrative expenses was primarily the result of the comparison of a full year of operations compared to only two months of operations following the acquisition and partially the result of an increase in number of offices from 28 at May 31, 1999 to 35 at May 31, 2000. Selling, general and administrative expenses decreased as a percentage of revenue from 27.8% for the period from November 16, 1998 to May 31, 1999 to 27.4% for the year ended May 31, 2000 due to these expenses being spread over a larger revenue base.

   Amortization and Depreciation Expenses. Amortization of intangible assets increased from $371,000 for the period from November 16, 1998 to May 31, 1999 to $2.2 million for the year ended May 31, 2000. The increase was related to our acquisition of Resources Connection LLC. Results for the year ended May 31, 2000 reflect a full year of amortization expense compared with only two months subsequent to the acquisition in the period from November 16, 1998 to May 31, 1999.

   Depreciation expense increased from $30,000 for the period from November 16, 1998 to May 31, 1999 to $284,000 for the year ended May 31, 2000. The increase in depreciation expense was primarily the result of the comparison of a full year of operations compared to only two months of operations in the period from November 16, 1998 to May 31, 1999.

   Interest Expense. Interest expense increased from $734,000 for the period from November 16, 1998 to May 31, 1999 to $4.7 million for the year ended May 31, 2000, related primarily to debt incurred in connection with the acquisition of Resources Connection LLC. From May 31, 1999 to May 31, 2000, the term loan portion of the acquisition debt was reduced from $18.0 million to $16.5 million. The balance due on the subordinated notes increased from $22.4 million as of May 31, 1999 to $25.3 million as of May 31, 2000 as we deferred interest payments due on the subordinated debt. The outstanding balance due on the revolver as of May 31, 1999 of $2.1 million was repaid during the first quarter of fiscal 2000; the revolver has not been utilized since January 2000.

   Income Taxes. The provision for income taxes increased from $565,000 for the period from November 16, 1998 to May 31, 1999 to $4.4 million for the year ended May 31, 2000. The effective tax rate decreased from 41.6% for the period from November 16, 1998 to May 31, 1999 to 40.0% for the year ended May 31, 2000. Our effective rate differs from the federal statutory rate primarily due to state taxes, net of federal benefit.

Fiscal 2000 compared to Pro Forma Fiscal 1999 (Revenue and Direct Cost of Services)

   The following paragraphs compare the revenue and direct cost of services of Resources Connection, Inc. for fiscal 2000 to the pro forma revenue and direct cost of service for Resources Connection, Inc. for the period from November 1, 1998 to May 31, 1999 as if our acquisition of Resources Connection LLC had occurred on June 1, 1998.

   Pro Forma Revenue. Revenue increased $55.5 million, or 78.4%, to $126.3 million in fiscal 2000 from $70.8 million in pro forma fiscal 1999. The increase in total revenues was primarily due to the growth in the total billable hours resulting from the increase in the number of associates on assignment from 697 at the end of pro forma fiscal 1999 to 1,056 at the end of fiscal 2000 and an increase of 6.3% in the average billing rate per hour. Substantially all of the increase in revenues is attributable to the increase in the number of associates. During fiscal 2000, we opened seven new offices, introduced our human resources management service line to certain existing markets and expanded our recently introduced information technology service line in existing market places. These new offices and our new service line contributed $5.1 million to revenues during the year or 9.2% of our increase in revenue. Offices opened as of the beginning of pro forma fiscal 1999 had an annual average revenue growth rate of 64.7%.

   Pro Forma Direct Cost of Services. Direct cost of services increased $33.7 million, or 84.5%, to $73.5 million in fiscal 2000 from $39.9 million in pro forma fiscal 1999. This increase was the result of the growth in the number of associates on assignment from 697 at the end of pro forma fiscal 1999 to 1,056 at the end of fiscal 2000 and an increase of 5.7% in the average pay rate per hour. Substantially all of the increase in direct cost of services is attributable to the increase in the number of associates. In addition, we enriched certain of our benefit programs for associates during fiscal 2000 and more of our associates qualified for benefits. The direct cost of services as a percentage of revenue in fiscal 2000 was 58.2% as compared to 56.4% in pro forma fiscal 1999, reflecting primarily the impact of these enriched benefit programs.

Period from June 1, 1998 to March 31, 1999 compared to Year Ended May 31, 1998

   Revenue. Revenue increased $25.9 million, or 87.8%, to $55.4 million for the period from June 1, 1998 to March 31, 1999 from $29.5 million for the year ended May 31, 1998. Although there were only 10 months in the period from June 1, 1998 to March 31, 1999 compared to 12 months for fiscal 1998, revenues increased primarily due to the growth in total billable hours resulting from the increase in the number of associates on assignment from 327 as of May 31, 1998 to 675 as of March 31, 1999.

   Direct Cost of Services. Direct cost of services increased $14.6 million, or 87.4%, to $31.3 million for the period from June 1, 1998 to March 31, 1999 from $16.7 million for the year ended May 31, 1998. Although there were only 10 months in the period from June 1, 1998 to March 31, 1999 compared to 12 months for the year ended May 31, 1998, direct cost of services increased primarily due to the growth in the number of associates on assignment from 327 as of May 31, 1998 to 675 as of March 31, 1999. The direct cost of services as a percentage of revenue for the period from June 1, 1998 to March 31, 1999 was 56.4% compared to 56.5% for fiscal 1998.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $8.1 million, or 90.0%, to $17.1 million for the period from June 1, 1998 to March 31, 1999 from $9.0 million for the year ended May 31, 1998. The primary reason for the increase between the two periods was the addition of 9 offices during the period from June 1, 1998 to March 31, 1999 as well as growth in the existing offices. Selling, general and administrative expenses increased slightly as a percentage of revenue from 30.6% for fiscal 1998 to 30.8% for the period from June 1, 1998 to March 31, 1999.

   Depreciation Expense. Depreciation expense increased from $79,000 for the year ended May 31, 1998 to $118,000 for the period from June 1, 1998 to March 31, 1999. The increase in depreciation expense was primarily the result of depreciation on assets purchased for the new offices opened during the period ended March 31, 1999 as well as equipment purchased for existing offices.

Quarterly Results

   The following table sets forth our unaudited quarterly consolidated statements of income data for each of the eight quarters in the two-year period ended August 31, 2000. In the opinion of management, this data has been prepared on a basis substantially consistent with our audited consolidated financial statements appearing elsewhere in this prospectus, and reflect and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The operating results are not necessarily indicative of the results to be expected in any future period.

                                         Resources Connection LLC                Resources Connection, Inc.
                                        --------------------------- -------------------------------------------
                                                           Period    Period
                                                            from      from
                                          Quarter Ended   March 1,  April 1,                Quarter Ended
                                        -----------------  1999 to  1999 to  ----------------------------------
                                        Nov. 30, Feb. 28, March 31, May 31,  Aug. 31, Nov. 30, Feb. 29, May 31, Aug. 31,
                                          1998     1999     1999      1999     1999     1999     2000    2000     2000
                                        -------- -------- --------- -------- -------- -------- -------- ------- --------
                                                                         (in thousands)
Consolidated Statements of Income Data:
Revenue................................ $15,354  $19,766   $8,634   $15,384  $25,533  $28,581  $33,384  $38,834 $39,155
Direct cost of services................   8,608   11,369    4,801     8,618   14,491   16,626   19,765   22,659  22,749
                                        -------  -------   ------   -------  -------  -------  -------  ------- --------
Gross profit...........................   6,746    8,397    3,833     6,766   11,042   11,955   13,619   16,175  16,406
Selling, general and administrative
 expenses..............................   4,963    6,031    2,385     4,274    6,813    8,050    9,365   10,421  10,720
Amortization of intangible assets......     --       --       --        371      511      577      572      571     578
Depreciation expense...................      33       39       13        30       51       49       31      153     192
                                        -------  -------   ------   -------  -------  -------  -------  ------- --------
Income from operations.................   1,750    2,327    1,435     2,091    3,667    3,279    3,651    5,030   4,916
Interest expense.......................     --       --       --        734    1,154    1,186    1,199    1,178   1,209
                                        -------  -------   ------   -------  -------  -------  -------  ------- --------
Income before provision for income
 taxes.................................   1,750    2,327    1,435     1,357    2,513    2,093    2,452    3,852   3,707
Provision for income taxes(1)..........     700      931      573       565    1,006      835      981    1,542   1,483
                                        -------  -------   ------   -------  -------  -------  -------  ------- --------
Net income(1).......................... $ 1,050  $ 1,396   $  862   $   792  $ 1,507  $ 1,258  $ 1,471  $ 2,310 $ 2,224
                                        =======  =======   ======   =======  =======  =======  =======  ======= ========

------------------
(1) As a limited liability company, income taxes on any income realized by Resources Connection LLC were the obligation of its members and, accordingly, no provision for income taxes was recorded by Resources Connection. Pro forma net income has been computed for periods through March 31, 1999, as if Resources Connection LLC had been fully subject to federal and state income taxes as a C corporation.

   Our quarterly results have fluctuated in the past and we believe they will continue to do so in the future. Factors that could affect our quarterly operating results include:

  .  our ability to attract new clients and retain current clients;

  .  the mix of client projects;

  . the announcement or introduction of new services by us or any of our competitors;

  . the expansion of the professional services offered by us or any of our competitors into new locations both nationally and internationally;

  .  the entry of new competitors into any of our markets;

  . the number of holidays in a quarter, particularly the day of the week on which they occur;

  . changes in the pricing of our professional services or those of our competitors;

  . the amount and timing of operating costs and capital expenditures relating to management and expansion of our business; and

  . the timing of acquisitions and related costs, such as compensation charges which fluctuate based on the market price of our common stock.

   Due to these and other factors, we believe that quarter-to-quarter comparisons of our results of operations are not meaningful indicators of future performance.

Liquidity and Capital Resources

   Our primary source of liquidity is cash provided by our operations and, to the extent necessary, available commitments under our revolving line of credit. Deloitte & Touche provided operating capital and accounts receivable financing through March 1999; however, by the end of fiscal 1997, we generated positive cash flows from operations, and we continued to do so in fiscal years 1998, 1999 and 2000.

   In April 1999, in connection with the acquisition of Resources Connection LLC, we entered into a $28.0 million credit agreement with Bankers Trust Company, now Deutsche Bank Securities Inc., U.S. Bank National Association and BankBoston, N.A., which provides for an $18.0 million term loan facility and a $10.0 million revolving credit facility. Principal payments on the term loan are due quarterly and the credit agreement expires on October 1, 2003. At the end of fiscal 2000, the amount outstanding on the term loan was $16.5 million and we had no outstanding borrowings under the revolving credit facility. Borrowings under the credit agreement are secured by all of our assets. Our interest rate options under our credit agreement are prime rate plus 2% and a Eurodollar-based rate plus 3%. At the end of fiscal 2000, the term loan bore interest at 9.69%. Interest is payable on both the term loan and revolving credit facility at various intervals no less frequent than quarterly. Under the terms of the credit agreement, the term loan must be repaid upon consummation of this offering.

   In April 1999, we issued $22.0 million in 12% subordinated promissory notes to certain investors. The notes are subordinate to our bank facilities. Interest accrues on the notes at 12% and is payable on a quarterly basis; however, we may elect and have elected to defer payment of the interest and to add the balance due to the outstanding principal balance. All principal, including accrued interest, is due on April 15, 2004. At the end of fiscal 2000, the outstanding balance was $25.3 million.

   Net cash provided by operating activities totaled $10.5 million in fiscal 2000, $3.0 million in fiscal 1999 on a pro forma combined basis (including $5.0 million in cash acquired in connection with our acquisition of Resources Connection LLC) and $3.6 million in fiscal 1998. Cash provided by operations resulted primarily from the net earnings of the company partially offset by growth in working capital.

   Net cash used in investing activities totaled $3.3 million in fiscal 2000, $51.1 million in fiscal 1999 and $431,000 in fiscal 1998. Other than in fiscal 1999, when we used cash to purchase Resources Connection LLC, cash used in investing activities was a result of purchases of property and equipment.

   Net cash used in financing activities totaled $3.6 million in fiscal 2000 and net cash generated by financing activities totaled $50.8 million in fiscal 1999. We had no financing activities in fiscal 1998. Net cash generated from financing activities in fiscal 1999 resulted from the issuance of common stock, the issuance of subordinated debt and proceeds from bank debt associated with the purchase of Resources Connection LLC and the resultant financing of the ongoing operations of our company thereafter. Cash used in financing activities during fiscal 2000 resulted from the repayment of our term debt and the net decrease in borrowings under our revolving line of credit.

   Our ongoing operations and anticipated growth in the geographic markets we serve will require us to continue making investments in capital equipment, primarily technology hardware and software. In addition, we may consider making certain strategic acquisitions. We anticipate that our current cash, existing availability under our revolving line of credit and the ongoing cash flows from our operations will be adequate to meet our working capital and capital expenditure needs for at least the next 12 months. Our longer term plans for expanding our business anticipate that these sources of liquidity will be sufficient for the foreseeable future. If we require additional capital resources in addition to the proceeds from this offering to grow our business, either internally or through acquisition, we may seek to sell additional equity securities or to secure additional debt financing. The sale of additional equity securities or the addition of new debt financing could result in additional dilution to our stockholders. We may not be able to obtain financing arrangements in amounts or on terms acceptable to us in the future. In the event we are unable to obtain additional financing when needed, we may be compelled to delay or curtail our plans to develop our business which could have a material adverse affect on our operations, market position and competitiveness.

Qualitative and Quantitative Disclosure About Market Risk

   Interest Rate Risk. At the end of fiscal 2000, we had $4.5 million of cash and highly liquid short-term investments. These investments are subject to changes in interest rates, and to the extent interest rates were to decline, it would reduce our interest income. At the end of fiscal 2000, we had outstanding term debt totaling $16.5 million. We can select to accrue interest based on an index tied to the prime rate, or the Eurodollar, or a combination thereof. We have entered into an interest rate swap with a credit-worthy counterparty to fix the interest rate on $12.6 million of our term debt at 8.96%, but the remaining balance is subject to interest rate risk based on fluctuations in the base rate for our loan. A 100 basis point increase in interest rates, approximately 10% of our end of year interest rate on debt, affecting our financial instruments would have an immaterial effect on our results of operations, financial position or cash flows.

   Foreign Currency Exchange Rate Risk. To date, our foreign operations have not been significant to our overall operations, and our exposure to foreign currency exchange rate risk has been low. However, as our strategy to continue expanding foreign operations progresses, we expect more of our revenues will be derived from foreign operations denominated in the currency of the applicable markets. As a result, our operating results could become subject to fluctuations based upon changes in the exchange rates of foreign currencies in relation to the U.S. dollar. Although we intend to monitor our exposure to foreign currency fluctuations, including the use of financial hedging techniques when we deem it appropriate, we cannot assure you that exchange rate fluctuations will not adversely affect our financial results in the future.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which was later amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 133 established standards for the accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The statement generally requires recognition of gains and losses on hedging instruments, based on changes in fair value or the earnings effect of a forecasted transaction. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management does not believe that SFAS No. 133 or SFAS No. 137 will have a material impact on the consolidated financial statements of the company.

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB 101) entitled "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for the presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The implementation date of SAB 101 has been deferred until no later than the fourth quarter of fiscal years beginning after December 31, 1999. Management believes that SAB 101 will not have a material impact on our financial position or results of operations.

   In March 2000, the FASB issued Interpretation No. 44, or FIN 44, entitled "Accounting for Certain Transactions Involving Stock Compensation," which is an interpretation of Accounting Principles Board No. 25, or APB 25. This interpretation clarifies:

  .  the definition of an employee for purposes of applying APB 25;

  . the criteria for determining whether a plan qualifies as a noncompensatory plan;

  . the accounting consequences of various modifications to the terms of a previously fixed stock option or award; and

  . the accounting for an exchange of stock compensation awards in a business combination.

   This interpretation is effective July 1, 2000. We believe that the adoption of FIN 44 will not have a material impact on our financial position or results of operations.

                                    BUSINESS

Overview

   Resources Connection is a professional services firm that provides experienced accounting and finance, human resources management and information technology professionals to clients on a project-by-project basis. We assist our clients with discrete projects requiring specialized professional expertise in accounting and finance, such as mergers and acquisitions due diligence, financial analyses (e.g., product costing and margin analyses) and tax-related projects. In addition, we provide human resources management services, such as compensation program design and implementation, and information technology services, such as transitions of management information systems. We also assist our clients with periodic needs such as budgeting and forecasting, audit preparation and public reporting.

   We were founded in June 1996 by a team at Deloitte & Touche, led by our current chief executive officer, Donald B. Murray, who was then a senior partner with Deloitte & Touche. Our other founding members include our current chief financial officer, Stephen J. Giusto, then also a partner, Karen M. Ferguson, the current managing director of our New York area practice, and David L. Schnitt, our former national director of information technology services. Our founders created Resources Connection to capitalize on the increasing demand for high-quality, outsourced professional services. We operated as a division of Deloitte & Touche from our inception in June 1996 until January 1997. From January 1997 until April 1999, we operated as an independent subsidiary of Deloitte & Touche. During these periods due to regulatory constraints applicable to us as part of a Big Five accounting firm, we were unable to provide certain accounting services to audit clients of Deloitte & Touche. In April 1999, we completed a management-led buyout. Subsequent to the management-led buyout, we were able to expand the scope of services we provide to our clients.

   Our business model combines the client service orientation and commitment to quality of a Big Five accounting firm with the entrepreneurial culture of an innovative, high-growth company. We are positioned to take advantage of what we believe are two converging trends in the outsourced professional services industry: increasing demand for outsourced professional services by corporate clients, and increasing supply of professionals interested in working on an outsourced basis. We believe our business model allows us to offer challenging yet flexible career opportunities, attract highly qualified, experienced professionals and, in turn, attract clients.

   As of August 26, 2000, we employed more than 1,050 professional service associates on assignment. Our associates, approximately 50% of whom are CPAs and approximately 28% of whom have MBAs, have an average of 18 years of professional experience. We offer our associates careers that combine the flexibility of project-based work with many of the advantages of working for a traditional professional services firm.

   We established a growing and diverse client base of over 1,500 clients, ranging from large corporations to mid-sized companies to small entrepreneurial entities, in a broad range of industries. For example, our clients include 43 of the Fortune 100, which accounted for 9.0% of our revenues in fiscal 2000, and three of the Big Five accounting firms, which accounted for 4.1% of our revenues in fiscal 2000. We serve our clients through 38 offices in the United States and 3 offices abroad. We have grown revenues internally from $9.3 million in fiscal 1997 to $126.3 million in fiscal 2000, a three-year CAGR of 138% and our income from operations over the same period has increased from $869,000 to $15.6 million, a three-year CAGR of 162%. We have been profitable every year since our inception.

   We believe our distinctive culture is a valuable asset and is in large part due to our management team which has extensive experience in the professional services industry. Virtually all of our senior management and office directors have Big Five experience and all of our management has an equity interest in our company. This team has created a culture of professionalism which we believe fosters in our associates a feeling of personal responsibility for, and pride in, client projects and enables us to deliver high-quality service to our clients.

Industry Background

 Increasing Demand for Outsourced Professional Services

   According to a study by Staffing Industry Analysts, Inc., the market for outsourcing of professionals, including information technology, accounting and finance, technical/engineering, medical and legal professionals, is large and growing, with revenues estimated to grow from $40.1 billion in 1999 to $65.6 billion in 2002, representing a CAGR of 17.8%. Accounting and finance professionals, according to the same study, represent one of the fastest growing segments of this market, with revenues estimated to grow from $7.2 billion in 1999 to $14.6 billion in 2002, representing a CAGR of 26.5%. We believe, based on our discussions with our clients, this growth is driven by the recognition that by outsourcing professionals, companies can:

  .  strategically access specialized skills and expertise;

  .  effectively supplement internal resources;

  .  increase labor flexibility; and

  .  reduce their overall hiring and training costs.

   Typically, companies use a variety of alternatives to fill their project-based professional services needs. Companies outsource entire projects to consulting firms, which provides access to the expertise of the firm but often entails significant cost and less management control of the project. Companies also supplement their internal resources with employees from the Big Five accounting firms; however, these arrangements are on an ad hoc basis and have been increasingly limited by regulatory concerns. Companies use temporary employees from traditional and Internet-based staffing firms, who may be less experienced or less qualified than employees of professional services firms. Finally, some companies rely solely on their own employees who may lack the requisite time, experience or skills.

 Increasing Supply of Project Professionals

   Concurrent with the growth in demand for outsourced professional services, we believe, based on our discussions with our associates, that the number of professionals seeking to work on a project basis has increased due to a desire for:

  . more flexible hours and work arrangements while maintaining competitive wages and benefits and a professional culture;

  . challenging engagements that advance their careers, develop their skills and add to their experience base; and

  . a work environment providing a diversity of, and more control over, client engagements.

   The employment alternatives historically available to professionals may fulfill some, but not all, of an individual's career objectives. A professional working for a Big Five accounting firm or a consulting firm may receive challenging assignments and training, but may encounter a career path with less flexible hours and limited control over work engagements. Alternatively, a professional who works as an independent contractor faces the ongoing task of sourcing assignments and significant administrative burdens.

 Resources Connection Solution

   Resources Connection is positioned to capitalize on the confluence of these industry trends. We believe, based on our discussions with our clients, that Resources Connection provides clients seeking outsourced professionals with high-quality services because we are able to combine all of the following:

  .  a relationship-oriented approach to assess our clients' project needs;

  .  highly-qualified professionals with the requisite skills and experience;

  .  competitive rates on an hourly, instead of a per project, basis; and

  .  significant client control of their projects.

   We believe that our ability to deliver the combination of these benefits to our clients differentiates us from our competitors.

Resources Connection Strategy

 Our Business Strategy

   We are dedicated to providing highly-qualified and experienced accounting and finance, human resources management and information technology professionals to meet our clients' project-based and interim professional services needs. Our objective is to be the leading provider of these outsourced professional services. We have developed the following business strategies to achieve this objective:

  . Hire and retain highly-qualified, experienced associates. We believe our highly-qualified, experienced associates provide us with a distinct competitive advantage. Therefore, one of our priorities is to continue to attract and retain high-caliber associates. We believe we have been successful in attracting and retaining qualified professionals by providing challenging work assignments, competitive compensation and benefits, and continuing education and training opportunities, while offering flexible work schedules and more control over choosing client engagements.

  . Maintain our distinctive culture. Our corporate culture is central to our business strategy and we believe has been a significant component of our success. Our senior management, virtually all of whom are Big Five alumni, has created a culture that combines the commitment to quality and client service focus of a Big Five accounting firm with the entrepreneurial energy of an innovative, high-growth company. We seek associates and management with talent, integrity, enthusiasm and loyalty to strengthen our team and support our ability to provide clients with high-quality services. We believe that our culture has been instrumental to our success in hiring and retaining highly-qualified associates and, in turn, attracting clients.

  . Build consultative relationships with clients. We emphasize a relationship-oriented approach to business rather than a transaction- or assignment-oriented approach. We believe the professional services experience of our management and associates enables us to understand the needs of our clients and to deliver an integrated, relationship-oriented approach to meeting their professional services needs. We regularly meet with our existing and prospective clients to understand their businesses and help them define their project needs. Once a project is defined, we identify associates with the appropriate skills and experience to meet the client's needs. We believe that by partnering with our clients to solve their professional services needs, we can generate new opportunities to serve them. The strength of our client relationships is demonstrated by the fact that 46 of our top 50 clients in fiscal 1999 remained clients in fiscal 2000.

  . Build the Resources Connection brand. Our objective is to establish Resources Connection as the premier provider of project-based professional services. Our primary means of building our brand is by consistently providing high-quality value-added services to our clients. We have also focused on building a significant referral network through our more than 1,050 associates on assignment and more than 150 management employees, most of whom have established relationships with a number of potential clients. In addition, we have ongoing national and local marketing efforts which reinforce the Resources Connection brand.

 Our Growth Strategy

   All of our growth since inception has been internal. We believe we have significant opportunity for continued strong internal growth in our core business and will evaluate potential strategic acquisitions on an opportunistic basis. Key elements of our growth strategy include:

  . Expanding work from existing clients. A principal component of our strategy is to secure additional project work from the more than 1,500 clients we served in fiscal 2000. Prior to the management-led buyout, we were unable to provide certain services to some of our clients due to regulatory constraints applicable to us as part of a Big Five accounting firm. Subsequent to the management-led buyout, we were able to expand the scope of the services we provide to our clients. We believe, based on our discussions with our clients, that the amount of revenue we currently receive from most of our clients represents a relatively small percentage of the amount they spend on outsourced professional services, and that, consistent with industry trends, they will continue to increase the amount they spend on these services. We believe that by continuing to deliver high-quality services and by further developing our relationships with our clients, we will capture a significantly larger share of our clients' expenditures for outsourced professional services.

  . Growing our client base. We will continue to focus on attracting new clients. In both fiscal 1999 and fiscal 2000, we increased our client base by over 500 new clients. We plan to develop new client relationships primarily by leveraging the significant contact networks of our management and associates and through referrals from existing clients. In addition, we believe we will attract new clients by building our brand name and reputation and through our national and local marketing efforts.

  . Expanding geographically. We plan to expand geographically to meet the demand for outsourced professional services. We expect to add to our existing domestic office network with new offices strategically located to meet the needs of our existing clients and to create additional new client opportunities. We believe that there are also significant opportunities to grow our business internationally and, consequently, we intend to expand our international presence on a strategic and opportunistic basis.

  . Providing additional professional services lines. We will continue to explore, and consider entry into, new professional services lines. Since fiscal 1999, we have diversified our professional services lines by entering into the human resources management and the information technology segments. Our considerations when evaluating new professional services lines include growth potential, profitability, cross-marketing opportunities and competition.

Associates

   We believe that an important component of our success over the past four years has been our highly-qualified and experienced associates. As of August 26, 2000, we employed over 1,050 associates on assignment. Our associates have an average of 18 years of professional experience in a wide range of industries and functional areas; approximately 50% of our associates are CPAs and approximately 28% have MBAs. We provide our associates with challenging work assignments, competitive compensation and benefits, and continuing education and training opportunities, while offering flexible work schedules and more control over choosing client engagements.

   Our associates are employees of Resources Connection. We pay each associate an hourly rate, pay overtime, and offer benefits, including paid vacation and holidays; referral bonus programs; group health, dental and life insurance programs each with a 50% contribution by the associate; a matching 401(k) retirement plan; and professional development and career training. Typically, an associate must work a threshold number of hours to be eligible for all of the benefits. In June 2000, we launched a long-term, incentive plan for our associates, which affords them the opportunity to earn an annual cash bonus that vests over time. We intend to maintain competitive compensation and benefit programs.

Clients

   We provide our services to a diverse client base in a broad range of industries. Since the beginning of fiscal 2000, we have served over 1,500 clients. Our revenues are not concentrated with any particular client or clients, or within any particular industry. In fiscal 2000, no single client accounted for more than 4% of our revenues and the top 10 clients accounted for approximately 13% of our revenues.

   The clients listed below represent the geographic and industry diversity of our client base and accounted in the aggregate for approximately 7% of our revenues in fiscal 2000.

      Air BP, a subsidiary of BP Amoco      Credit Suisse First Boston Corporation
      Aventis Pharmaceuticals               Kaiser Permanente Insurance Company
      Banc of America Securities LLC        Nordstrom
      CB Richard Ellis                      UCLA Medical Center

Services

   Our current professional services capabilities include accounting and finance, human resources management and information technology. Our engagements are project-based and often last three months or longer.

 Accounting and Finance

   In fiscal 2000, we generated $118.8 million in revenue from providing accounting and finance services, representing 94.1% of our total revenues in that fiscal year. Types of these services include:

   Special Projects: Our accounting and finance associates work on a variety of special projects including:

  .  financial analyses, such as product costing and margin analyses;

  . tax-related projects, such as tax compliance and analysis of tax liabilities resulting from acquisitions; and

  . resolving complex accounting problems, such as large out-of-balance accounts and unreconciled balances.

     Sample Engagement: We have provided two associates over a 14-month period to assist the global operations and finance group of a major bank in establishing a cash management system which would be used to monitor its daily cash needs in U.S. dollars and various foreign currencies. Our associates were responsible for:

    . reviewing the daily trades of foreign securities and projecting the surplus/shortfall for the various currencies resulting from these trades;

    . recommending transfers, purchases of foreign currencies and borrowings; and

    . redesigning and testing systems to accurately report foreign currency activities.

   Mergers and Acquisitions: Our accounting and finance associates have assisted with the following functions for clients involved in mergers and acquisitions:

  .  due diligence work;

  .  integration of financial reporting and accounting systems; and

  .  public reporting filings associated with the transaction.

     Sample Engagement: Since March 2000, we have provided 53 associates to assist with the post-acquisition integration of a multi-billion dollar solid waste management company. Our services were delivered through 19 of our offices with coordination provided by one of our offices. We assigned a specially designated project manager to oversee the delivery of our services, thereby facilitating project management and client control. Our associates were responsible for:

    . performing controller responsibilities at various sites, including preparing internal financial statements, closing the general ledger and managing the accounting staff;

    .  restructuring the fixed asset reporting system;

    . assisting with the transition of financial functions during the divestiture of solid waste facilities and closing of other facilities;

    . assisting with converting the newly acquired facilities' systems to the parent's systems; and

    .  preparing fuel tax returns and related tax schedules.

   Finance and Accounting System Implementation and Conversion: When a company implements a new system, the conversion often entails additional work that burdens management's time. To address this problem, we provide associates that:

  .  assist with the finance and accounting issues of system implementations;
     and

  . maintain daily operations during the implementation and conversion process in order to minimize disruption to the organization.

     Sample Engagement: We have provided 15 associates over a 14-month period to assist one of the world's largest energy groups in converting to a new proprietary accounting software system through operations worldwide, developing the relevant required software documentation and relocating its accounting and commercial services departments between two metropolitan areas. Our associates were responsible for:

    . documenting and preparing a flowchart of the accounting system and existing business processes, practices and workflows;

    .  reviewing internal controls and developing an operations manual;

    .  documenting the new accounting system processes and procedures;

    .  performing pre- and post-conversion testing;

    .  hiring and training new employees; and

    .  designing training programs.

   Periodic Accounting and Finance Needs: Our associates help clients with periodic needs such as:

  . interim senior financial management, including controller or accounting manager tasks;

  .  monthly/quarterly/year-end closings;

  .  audit preparation;

  .  public reporting; and

  .  budgeting and forecasting.

     Sample Engagement: We have provided 40 associates over a 19-month period to assist a multi-unit medical company, currently under reorganization, with a comprehensive review and clean-up of the company's consolidated balance sheet in preparation for their year-end audit. Our associates were responsible for:

    . designing a work program and package format to be used by 23 associates in teams across six states;

    . completing a detailed review of approximately 180 entities' balance sheets, compiling documentation, and obtaining support for the entire trial balance; and

    . proposing adjusting entries and recommending subsequent internal accounting control system and procedure changes.

   Assist Start-Ups: We provide accounting and finance professional services to start-up companies who do not yet have the appropriate management or staff to support their accounting and finance functions.

     Sample Engagement: We have provided two associates over a nine-month period to assist an Internet incubator that provides services to start-up companies in setting up its accounting function. Our associates were responsible for:

    . designing a scalable general ledger system to accommodate multiple entities;

    . setting up the accounts payable system for all entities including check disbursements and wire transfers of funds;

    .  designing a system for processing semi-monthly payroll;

    . developing cash receipts function including the performance of all treasury functions (collections, deposits, investments); and

    .  creating a model for projecting cash flows from individual entities.

 Human Resources Management

   Our human resources management professional services group was formed in June 1999. These services are currently available in nine of our offices. In fiscal 2000, we generated $2.3 million in revenue from our human resources management service line, representing 1.8% of our total revenues in that fiscal year. Types of services include:

  . development of human resources management procedures, training and policies;

  .  compensation program design and implementation;

  .  interim senior human resources management; and

  .  assistance in complying with governmental employment regulations.

     Sample Engagement: We have provided three associates over a three-month period to assist a leading provider of business information and related products and services with a number of projects. Our associates were responsible for:

    .  evaluating the existing human resources information system, or HRIS;

    .  reviewing vendors and implementing a new HRIS system;

    . updating human resources policies and procedures to reflect consistent corporate policies across numerous acquired companies; and

    . evaluating the various retirement benefits for each of the multiple subsidiaries and acquired companies.

 Information Technology

   Our information technology professional services group was formed in June 1998. These services are currently available in eight of our offices. In fiscal 2000, we generated $5.2 million in revenue from our information technology service line, accounting for 4.1% of our total revenues. Types of these services include:

  . providing interim information technology management such as interim chief technology officers and chief information officers;

  .  leading systems selection process; and

  . assisting with project management of information systems implementations, conversions and upgrades.

     Sample Engagement: Resources Connection provided an interim chief information officer with significant foodservice operations/restaurant experience over a 21-month period to support a rapidly growing chain of upscale restaurants with 106 locations in 22 states. Our associate was responsible for:

    .  designing technology initiatives;

    . establishing and maintaining an information technology department capable of supporting and delivering technology solutions;

    .  monitoring and guiding multiple project teams;

    .  communicating with various business units; and

    .  prioritizing projects and resources.

Operations

   We generally provide our professional services to clients at a local level through our 41 offices, with the oversight and consultation of our corporate management team located in our corporate service center. The office director and client service manager in each office are responsible for initiating client relationships, providing associates specifically skilled to perform client projects, ensuring client satisfaction throughout engagements and maintaining client relationships post-engagement. Throughout this process, the corporate management team is available to consult with the office director with respect to client services.

   Our offices are operated in a decentralized, entrepreneurial manner. Our office directors are given significant autonomy in the daily operations of their respective offices, and with respect to such offices, are responsible for overall guidance and supervision, budgeting and forecasting, sales and marketing, pricing and hiring. We believe that a substantial portion of the buying decisions made by our clients are made on a local or regional basis and that our offices most often compete with other professional services providers on a local or regional basis. Since our office directors are in the best position to understand the local and regional outsourced professional services market and clients often prefer local providers, we believe that a decentralized operating environment maximizes operating performance and contributes to employee and client satisfaction.

   We believe that our ability to successfully deliver professional services to clients is dependent on our office directors working together as a collegial and collaborative team, at times working jointly on client projects. To build a sense of team effort and increase camaraderie among our office directors, we have an incentive program for our office management which awards annual bonuses based on both the performance of the company and the performance of the manager's particular office. In addition, each member of our office management owns equity in our company. We also have a management mentor program whereby each new office director is trained by an experienced office director, who is responsible for providing support to the new office director on an ongoing basis.

   From our corporate headquarters in Costa Mesa, California, we provide our offices with centralized administrative, marketing, finance and legal support. Our financial reporting is centralized in our corporate service center. This center also handles billing, accounts payable and accounts receivable, and administers human resources including employee compensation and benefits. In addition, we have a corporate networked information technology platform with centralized financial reporting capabilities and a front office client management system. These centralized functions minimize the administrative burdens on our office management and allow them to spend more time focusing on client development.

Business Development

   Our business development initiatives are comprised of:

  . local sales initiatives focused on existing clients and target companies;

  .  brand marketing activities; and

  .  national and local direct mail programs.

   Our business development efforts are driven by the networking and sales efforts of our management. The office director and client service manager in each of our offices develop a list of targeted potential clients and key existing clients. They are responsible for initiating and fostering relationships with the senior management of these companies. These local efforts are supplemented with national marketing assistance. We have a national business development director who, with our top executives, assists with major client opportunities. We believe that these efforts have been effective in generating incremental revenues from existing clients and developing new client relationships.

   Our brand marketing initiatives help develop Resources Connection's image in the markets we serve. Our brand is reinforced by our professionally-designed website, brochures and pamphlets, direct mail and advertising materials. We believe that our branding initiatives coupled with our high-quality client service differentiate us from our competitors and establish Resources Connection as a credible and reputable professional services firm.

   Our national marketing group develops our direct mail campaigns to focus on our targeted client and associate populations. These campaigns are intended to support our branding, sales and marketing, and associate hiring initiatives.

Competition

   We operate in a competitive, fragmented market and compete for clients and associates with a variety of organizations that offer similar services. Our principal competitors include:

  .  consulting firms;

  .  loaned employees of the Big Five accounting firms;

  .  traditional and Internet-based staffing firms; and

  .  the in-house resources of our clients.

   We compete for clients on the basis of the quality of professionals, the timely availability of professionals with requisite skills, the scope and price of services, and the geographic reach of services. We believe that our attractive value proposition, comprised of our highly-qualified associates, relationship-oriented approach, and professional culture, enables us to differentiate ourselves from our competitors. Although we believe we compete favorably with our competitors, many of our competitors have significantly greater financial resources, generate greater revenues and have greater name recognition than our company.

Employees

   As of August 26, 2000, we had a total of 1,753 employees, including 237 corporate and office-level employees and 1,516 professional services associates. None of our employees is covered by a collective bargaining agreement.

Facilities

   We maintain 38 domestic offices in the following metropolitan areas:

Phoenix, Arizona           Boise, Idaho                    Charlotte, North Carolina
Costa Mesa, California     Chicago, Illinois (2 locations) Cincinnati, Ohio
Los Angeles, California    Indianapolis, Indiana           Cleveland, Ohio
Santa Clara,  California   Boston, Massachusetts           Portland, Oregon
San Diego, California      Baltimore, Maryland             Philadelphia, Pennsylvania
San Francisco, California  Detroit, Michigan               Pittsburgh, Pennsylvania
Denver, Colorado           Minneapolis, Minnesota          Austin, Texas
Hartford, Connecticut      St. Louis, Missouri             Dallas, Texas
Stamford, Connecticut      Las Vegas, Nevada               Houston, Texas (2 locations)
Orlando, Florida           Parsippany, New Jersey          San Antonio, Texas
Atlanta, Georgia           Princeton, New Jersey           Seattle, Washington
Honolulu, Hawaii           New York, New York              Washington, D.C.

   Our corporate offices are located in the Costa Mesa, California office in a 16,366 square foot facility under a lease expiring in April 2005. We maintain three international offices: Toronto, Canada; Taipei, Taiwan; and Hong Kong, People's Republic of China.

Legal Proceedings

   We are not currently subject to any material legal proceedings; however, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                  MANAGEMENT

Executive Officers and Directors

   The following table sets forth information about our executive officers and directors as of August 26, 2000:

 Name                     Age                      Position
 ----                     ---                      --------
 Donald B. Murray........  53 Chairman of the Board of Directors, Chief
                               Executive Officer, President and Director
 Stephen J. Giusto.......  38 Chief Financial Officer, Executive Vice President
                               of Corporate Development, Secretary and Director
 Karen M. Ferguson.......  37 Executive Vice President and Director
 Brent M. Longnecker.....  44 Executive Vice President
 John D. Bower...........  39 Vice President, Finance
 Kate W. Duchene.........  37 Chief Legal Officer, Executive Vice President of
                               Human Relations and Assistant Secretary
 David G. Offensend......  47 Director
 Ciara A. Burnham........  33 Director
 Gerald Rosenfeld........  53 Director
 Leonard Schutzman.......  53 Director
 John C. Shaw............  66 Director
 C. Stephen Mansfield....  60 Director

   Donald B. Murray. Mr. Murray co-founded Resources Connection in June 1996 and served as our Managing Director from inception until April 1999. Mr. Murray has served as our Chairman, Chief Executive Officer and President since the management buyout in April 1999. Prior to founding Resources Connection, Mr. Murray was Partner-In-Charge of Accounting and Assurance Services for the Orange County, California office of Deloitte & Touche, a professional services firm, from 1988 to 1996. From 1984 to 1987, Mr. Murray was the Partner-In-Charge of the Woodland Hills office of Touche Ross & Co., a predecessor firm to Deloitte & Touche, a professional services firm, an office he founded in 1984. Mr. Murray was admitted to the Deloitte & Touche partnership in 1983. Mr. Murray also serves on the board of Ledgent, Inc.

   Stephen J. Giusto. Mr. Giusto co-founded Resources Connection in June 1996 and served as our National Director of Operations from inception until April 1999. Mr. Giusto has served as our Chief Financial Officer, Executive Vice President of Corporate Development and Secretary since April 1999. Mr. Giusto is also a director of Resources Connection, a position he has held since April 1999. Prior to founding Resources Connection, Mr. Giusto was in the Orange County real estate practice of Deloitte & Touche, a professional services firm, from 1992 to 1996. He also previously served for two years in the Deloitte & Touche national office in the Office of the Managing Partner. Mr. Giusto was admitted to the Deloitte & Touche partnership in 1996.

   Karen M. Ferguson. Ms. Ferguson co-founded Resources Connection in June 1996. From inception to August 1998, Ms. Ferguson served as Managing Director of our Northern California practice. She currently serves as the Managing Director of our New York area practice and as an Executive Vice President, positions she has held since August 1998 and April 1999, respectively. Ms. Ferguson is also a director of Resources Connection, a position she has held since April 1999. Prior to joining us, Ms. Ferguson was a director with Accounting Solutions, a regional Northern California contract staffing firm from 1994 to 1995. From 1985 to 1994 Ms. Ferguson was in the San Francisco office of Deloitte & Touche, a professional services firm, most recently as a Senior Manager.

   Brent M. Longnecker. Mr. Longnecker is as an Executive Vice President of Resources Connection, a position he has held since June 1999. From 1985 to 1999, Mr. Longnecker held various positions at KPMG and Deloitte & Touche, both of which are professional services firms, most recently as Partner-In-Charge of the performance management and compensation consulting practices at Deloitte & Touche. Mr. Longnecker also serves on the faculty of Certified Professional Education, Inc. and as a director of the Strategy Factory, Inc. and SkyAuction.com, Inc.

   John D. Bower. Mr. Bower is our Vice President, Finance, a position he has held since April 1999. Mr. Bower served as our Director of Financial Reporting and Controller from January 1998 to April 1999. Mr. Bower served as Vice President, Finance of Mossimo, Inc., a clothing manufacturing company, from January 1997 to November 1997 and as Director, Finance for FHP International Corporation, a health maintenance organization, from June 1992 to January 1997. From 1982 through 1992, Mr. Bower worked in the Orange County, California office of Deloitte & Touche, a professional services firm, most recently as a Senior Manager.

   Kate W. Duchene. Ms. Duchene is our Chief Legal Officer, a position she has held since December 1999. Ms. Duchene is also our Assistant Secretary and Executive Vice President, Human Relations, positions she has held since August 2000. Prior to joining Resources Connection, Ms. Duchene practiced law with O'Melveny & Myers LLP, a law firm, in Los Angeles, California, specializing in labor and employment matters. Ms. Duchene was with O'Melveny & Myers LLP from October 1990 through December 1999, most recently as a Special Counsel.

   David G. Offensend. Mr. Offensend is a director of Resources Connection, a position he has held since April 1999. Mr. Offensend is one of the founding principals of Evercore Partners and a managing member of the general partner of Evercore Capital Partners L.P. Prior to founding Evercore Partners in 1995,
Mr. Offensend was Vice President of Keystone Inc., the investment organization of Robert M. Bass. Prior to joining Keystone in 1990, Mr. Offensend was a Managing Director of Lehman Brothers, an investment bank, where he was President and Chief Executive Officer of the Lehman Brothers Merchant Banking Partnerships. Mr. Offensend is also a director of Specialty Products & Insulation Co.

   Ciara A. Burnham. Ms. Burnham is a director of Resources Connection, a position she has held since April 1999. Since July 1997, she has been a managing director of Evercore Capital Partners LLP. From March 1996 to July 1997, Ms. Burnham was an equity research analyst with Sanford C. Bernstein & Co., an investment banking firm. From 1993 to 1996, she was employed by McKinsey & Co., a management consulting firm, in various capacities, including engagement manager. Ms. Burnham also serves on the board of directors of Skyauction.com, Inc.

   Gerald Rosenfeld. Mr. Rosenfeld is a director of Resources Connection, a position he has held since April 1999. Mr. Rosenfeld is the Chief Executive Officer of Rothschild North America, an investment banking firm, a position he has held since January 2000. Previously, from November 1998 to January 2000, he was the Managing Member of G. Rosenfeld & Co. LLC, an investment banking and consulting firm. Prior to that time, Mr. Rosenfeld was Senior Managing Director of NationsBanc Montgomery Securities LLC, an investment banking firm, from April to November 1998, and a Managing Director and head of Investment Banking of Lazard Freres & Co. LLC, an investment banking firm, from 1992 to 1998.
Mr. Rosenfeld is also a director of ContiGroup, Inc.

   Leonard Schutzman. Mr. Schutzman is a director of Resources Connection, a position he has held since April 1999. From April 1999 to November 1999, Mr. Schutzman was a member of Venture Marketing Group LLC, a venture marketing firm. From 1976 to 1993, he held several positions at Pepsi-Co., Inc., a company involved in the snack food, soft drink and juice businesses, most recently as Senior Vice President and Treasurer. Mr. Schutzman also serves on the board of directors of BML Pharmaceutical, Inc. and SkyAuction.com, Inc. He is a member of the board of advisors of Evercore Capital Partners LLP.

   John C. Shaw. Mr. Shaw is a director of Resources Connection, a position he has held since June 1999. Mr. Shaw currently also serves as a partner of The Shaw Group LLC, a general management and consulting company he founded in February 1997. From February 1997 to December 1999, Mr. Shaw served as the Dean of the Peter F. Drucker Graduate School of Management at Claremont Graduate University. In addition, from November 1994 to February 1997, Mr. Shaw served in the Office of the Chairman of Wellpoint Health Networks, Inc., a managed health care company.

   C. Stephen Mansfield. Mr. Mansfield is a director of Resources Connection, a position he has held since August 2000. Mr. Mansfield is a lecturer at California Polytechnic State University, San Luis Obispo, a position he has held since 1999. From 1983 to 1989, Mr. Mansfield was the Partner-In-Charge of the Orange County office of Deloitte, Haskins & Sells, a professional services firm which was a predecessor firm to Deloitte & Touche. Mr. Mansfield retired from Deloitte & Touche LLP in 1990, as a senior partner. Mr. Mansfield is also a director of PBOC Holdings, Inc.

Board Composition

   Upon the closing of this offering, in accordance with the terms of our amended and restated certificate of incorporation, the terms of office of our board of directors will be divided into three classes:

  . Class I directors, whose term will expire at the annual meeting of stockholders to be held in 2001;

  . Class II directors, whose term will expire at the annual meeting of stockholders to be held in 2002; and

  . Class III directors, whose term will expire at the annual meeting of stockholders to be held in 2003.

   Our Class I directors will be Ms. Ferguson, Mr. Mansfield and Mr. Schutzman, our Class II directors will be Ms. Burnham, Mr. Giusto and Mr. Shaw, and our Class III directors will be Mr. Murray, Mr. Offensend and Mr. Rosenfeld. Pursuant to a stockholders agreement between the company and certain entities affiliated with Evercore Partners L.L.C., or Evercore Partners, Donald B. Murray, Stephen J. Giusto, Karen M. Ferguson and Brent M. Longnecker, the company has agreed to nominate, and the stockholders have agreed to vote their shares in favor of, board nominees of Evercore Partners and the management stockholders. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

Board Committees

   At the time this offering closes, our board of directors will establish an audit committee. The audit committee will consist of Mr. Mansfield, Mr. Rosenfeld and Mr. Shaw. The audit committee, which will be composed solely of independent directors, will make recommendations to our board of directors regarding the selection of independent auditors, review the results and scope of the audit and other services provided by our independent auditors, and review and evaluate our audit and control functions.

   We do not have a compensation committee and our board of directors makes all decisions concerning executive compensation. At the time this offering closes, our board of directors will establish a compensation committee consisting of the following directors: Mr. Offensend, Mr. Rosenfeld and Mr. Shaw. The compensation committee will make recommendations regarding our equity compensation plans and make decisions concerning salaries and incentive compensation for our employees and consultants.

Compensation Committee Interlocks and Insider Participation

   None of the members of the compensation committee of our board of directors is an officer or employee of our company. No executive officer of our company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Director Compensation

   Our directors do not currently receive any cash compensation for services on our board of directors or any committee thereof, but directors have been reimbursed for expenses they incur in attending board and committee meetings. Mr. Shaw has participated in the 1999 Long-Term Incentive Plan.

   After this offering, our compensation package for our non-employee directors will include:

  .  $12,000 per year to be paid in cash or discounted stock options;

  .  a one-time grant of 5,000 shares at the time a director joins the board;

  .  discretionary stock option grants; and

  . reimbursement for expenses they incur in attending board and committee meetings.

   Directors who serve on committees may receive a flat fee of $300 per committee meeting attended as well.

Executive Compensation

 Summary of Compensation

   The following table sets forth summary information concerning compensation awarded to, earned by, or accrued for services rendered to us in all capacities during fiscal 2000 by our Chief Executive Officer and the five other most highly compensated officers whose total salary and bonuses exceeded $100,000 in fiscal 2000. The individuals listed in the table below are collectively referred to as the named executive officers.

                          Summary Compensation Table

                                             Annual Compensation
                                      ----------------------------------------
     Name and Principal Position       Salary   Bonus       Other      Total
     ---------------------------      -------- --------    -------    --------
Donald B. Murray, Chief Executive
 Officer............................. $425,000 $212,500(1) $     0    $637,500
Stephen J. Giusto, Chief Financial
 Officer............................. $250,000 $125,000(1) $     0    $375,000
Karen M. Ferguson, Executive Vice
 President........................... $200,000 $130,000(2) $     0    $330,000
Brent M. Longnecker, Executive Vice
 President........................... $300,000 $150,000(2) $50,000(3) $500,000
John D. Bower, Vice President,
 Finance............................. $ 99,039 $ 62,800(1) $     0    $161,839
David L. Schnitt, former National
 Director of Information Technology
 Services(4)......................... $126,922 $ 64,000(2) $     0    $190,922

--------
(1) Consists of bonuses earned in fiscal 2000 and paid in fiscal 2001.

(2) Consists of bonuses earned in fiscal 2000 and paid in part in fiscal 2000 and in part in fiscal 2001.

(3) In May 1999, Mr. Longnecker received a loan in the amount of $200,000 from the company. On January 1, 2000, Resources Connection forgave $50,000 of the loan.

(4) Mr. Schnitt served as our National Director of Information Technology Services from April 1999 to April 2000. He is currently on an unpaid leave of absence from Resources Connection and is serving as the chief executive officer of Ledgent, Inc.

Stock Options and Long-Term Incentive Awards

   No options or long-term incentive awards were granted to named executive officers during fiscal 2000.

Exercise of Options And Year-End Values

   No stock options have been exercised since our inception.

Employee Benefit Plans

 1998 Employee Stock Purchase Plan

   In December 1998, we adopted the Resources Connection, Inc. 1998 Employee Stock Purchase Plan, or the 1998 Employee Stock Purchase Plan, to provide an additional means to attract, motivate, reward and retain officers and management-level employees. The plan gives the administrator the authority to grant awards to select participants. We do not, however, anticipate granting any additional awards under the 1998 Employee Stock Purchase Plan. The following summary is qualified by reference to the complete plan, which is filed hereto as an exhibit.

   Share Limits. A total of 5,630,000 shares of our common stock may be issued under the plan (not including shares that are repurchased by us which upon repurchase become again available for issuance). This share limit and the number of shares subject to each award under the plan is subject to adjustment for certain changes in our capital structure, reorganizations and other extraordinary events.

   Awards. An award under the plan gives the participant the right to acquire a specified number of shares of our common stock, at a specified price, for a limited period of time. Officers and management-level employees of Resources Connection, Inc. may be selected to receive awards under the plan. The purchase price for each share of stock acquired under the plan must be at least 85% (100% in the case of an owner of 10% or more of the voting stock of Resources Connection, Inc.) of the fair market value of the stock on the date the related award was granted. Awards under the plan generally are nontransferable. The stock purchased on exercise of an award generally will be subject to a vesting schedule--20% of the shares of stock purchased on exercise of the award generally will vest each year following the exercise of the award and the shares will fully vest on the fifth anniversary of the participant's hire date with Resources Connection. If the participant's employment terminates before his or her stock is fully vested, we generally may repurchase the unvested stock for the price that participant paid to acquire the stock. The administrator may accelerate the vesting of stock acquired under the plan in the event of a change in control.

   Administration. A committee of one or more directors appointed by the board will administer the plan. The administrator of the plan has broad authority to approve awards and determine the specific terms and conditions of awards, and construe and interpret the plan. Our board of directors may amend, suspend or discontinue the plan at any time. Plan amendments will generally not be submitted to stockholders for their approval unless applicable law requires such approval.

   Certain Specific Awards. As of October 13, 2000, 5,630,000 shares had been acquired under the plan, of which 1,903,600 had become vested and 3,726,400 were not yet vested, no shares were subject to outstanding but unexercised awards, and no shares remained available for award purposes under the plan.

 1999 Long-Term Incentive Plan

   In June 1999, our board of directors adopted the 1999 Long-Term Incentive Plan to provide an additional means to attract, motivate, reward and retain key personnel. The plan was approved by our stockholders on June 17, 1999. The plan gives our board of directors, or a committee appointed by our board of directors, the authority to determine who may participate in the plan and to grant different types of stock incentive awards. Employees, officers, directors, and consultants of Resources Connection or one of our subsidiaries may be selected to receive awards under the plan. The following summary is qualified by reference to the complete plan, which is filed hereto as an exhibit.

   Share Limits. We initially reserved a total of 2,340,000 shares of our common stock for issuance under the plan. In August 2000, we increased this number to 5,040,000 shares. The aggregate number of shares subject to stock options and stock appreciation rights granted under the plan to any one person in a calendar year cannot exceed 200,000 shares.

   Awards. Awards under the plan may be in the form of nonqualified stock options, incentive stock options, stock appreciation rights, or SARs, limited stock appreciation rights or SARs limited to specific events, such as in a change in control or other special circumstances, restricted stock, performance share awards, or stock bonuses. Awards under the plan generally will be nontransferable.

   Nonqualified stock options and other awards may be granted at prices below the fair market value of the common stock on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. Incentive stock options must have an exercise price that is at least equal to the fair market value of the common stock, or 110% of fair market value of the common stock for any 10% owners of our common stock, on the date of grant. These and other awards may also be issued solely or in part for services.

   Administration. Our board of directors, or a committee of directors appointed by the board, has the authority to administer the plan. The administrator of the plan has broad authority to:

  .  designate recipients of awards;

  . determine or modify, subject to any required consent, the terms and provisions of awards, including the price, vesting provisions, terms of exercise and expiration dates;

  .  approve the form of award agreements;

  . determine specific objectives and performance criteria with respect to performance awards;

  .  construe and interpret the plan; and

  . reprice, accelerate and extend the exercisability or term, and establish the events of termination or reversion of outstanding awards.

   Change in Control. Upon a change in control event, the compensation committee may provide that each option and stock appreciation right will become immediately vested and exercisable, each award of restricted stock will immediately vest free of restrictions, and each performance share award will become payable to the holder of the award. Generally speaking, a change in control event will be triggered under the plan:

  .  upon stockholder approval of our dissolution or liquidation;

  . upon stockholder approval of the sale of all or substantially all of our assets to an entity that is not an affiliate;

  . upon stockholder approval of a merger, consolidation, reorganization, or sale of all or substantially all of our assets in which any person becomes the beneficial owner of 50% or more of our outstanding common stock.

   Plan Amendment, Termination and Term. Our board of directors may amend, suspend or discontinue the plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law.

   The plan will terminate on June 16, 2009; however, the committee will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, SARs and other rights to acquire common stock under the plan is ten years after the initial date of the award, subject to provisions for further deferred payment in certain circumstances.

   Payment for Shares. The exercise price of options or other awards may generally be paid in cash or, subject to certain restrictions, shares of our common stock. Subject to any applicable limits, we may finance or offset shares to cover any minimum withholding taxes due in connection with an award.

   Federal Tax Consequences. The current federal income tax consequences of awards authorized under the plan follow certain basic patterns. Generally, awards under the plan that are includable in the income of the recipient at the time of exercise, vesting or payment (such as nonqualified stock options, stock appreciation rights, restricted stock and performance awards), are deductible by Resources Connection, and awards that are not required to be included in the income of the recipient (such as incentive stock options) are not deductible by Resources Connection.

   Generally speaking, Section 162(m) of the Internal Revenue Code provides that a public company may not deduct compensation (except for certain compensation that is commission or performance-based) paid to its chief executive officer or to any of its four other highest compensated officers to the extent that the compensation paid to such person exceeds $1,000,000 in a tax year. The regulations exclude from these limits compensation that is paid pursuant to a plan in effect prior to the time that a company is publicly held. We expect that compensation paid under the plan will not be subject to Section 162(m) in reliance on this transition rule, as long as such compensation is paid (or stock options, stock appreciation rights, and/or restricted stock awards are granted) before the earlier of a material amendment to the plan or the annual stockholders meeting in the year 2004.

   In addition, we may not be able to deduct certain compensation attributable to the acceleration of payment and/or vesting of awards in connection with a change in control event should that compensation exceed certain threshold limits under Section 280G of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code.

   Certain Specific Awards. As of October 13, 2000, 2,082,500 shares of common stock were subject to outstanding options granted under the plan, 115,500 of which had vested and 1,967,000 of which were unvested, and 2,957,500 shares of common stock remained available for grant purposes under the plan. The outstanding options were granted for 10-year terms and at exercise prices between $3.00 and $12.00 per share. The shares covered by currently outstanding options represent the 10-year stock option grants authorized by our board of directors on June 17, 1999.

 Employee Stock Purchase Plan

   On October 17, 2000, our board of directors adopted our Employee Stock Purchase Plan to provide certain of our employees (and the employees of certain of our participating subsidiaries) with an incentive to advance the best interests of the company by providing a method whereby they may voluntarily purchase our common stock at a favorable price and upon favorable terms. We expect our stockholders to approve this plan prior to the offering. Generally, all of our officers and employees who have been employed by us for at least 90 days, who are regularly scheduled to work more than 10 hours per week, and who are customarily employed more than five months per year are eligible to participate in the plan. The plan becomes effective upon the consummation of the offering.

   Operation. The plan generally operates in successive six-month periods, or offering periods, commencing on each January 1 and July 1. It is expected that the first offering period under the plan will commence either in connection with the initial public offering or on January 1, 2001.

   On the first day of each offering period, or grant date, each employee eligible to participate in the plan who has timely filed a valid election to participate for that offering period will be granted an option to purchase shares of our common stock. A participant must designate in his or her election the percentage of his or her compensation (subject to certain limits in the plan and limits under the Internal Revenue Code) to be withheld from his or her pay during that offering period on an after-tax basis and credited to a bookkeeping account maintained under the plan in his or her name.

   Each option granted with respect to an offering period will automatically be exercised on the last day of that offering period, or the exercise date. The number of shares of our common stock acquired by the holder of the option will be determined by dividing the participant's plan account balance as of the exercise date by the option price.

   Generally, a participant's plan participation will terminate during an offering period, and his or her plan account balance will be paid to him or her in cash, if the participant elects a withdrawal of his of her contributions or if the participant's employment by us or one of our participating subsidiaries terminates.

   Authorized Shares; Limits on Contributions. The maximum aggregate number of shares of our common stock available under the plan is 1,200,000 shares. As required by the Internal Revenue Code, a participant can not purchase more than $25,000 of stock (valued at the start of the applicable offering period) under the plan in any one calendar year. In the event of a merger, consolidation, recapitalization, stock split, stock dividend, combination of shares, or other change affecting our common stock, a proportionate and equitable adjustment will be made to the number of shares subject to the plan and outstanding plan options.

   Administration. The plan will be administered by our board of directors or a committee appointed by our board of directors. The plan administrator is currently the compensation committee of our board of directors. The plan will not limit the authority of our board of directors or the compensation committee to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority.

   Amendment or Termination of the Employee Stock Purchase Plan. Our board of directors may amend, modify or terminate the plan at any time and in any manner, provided that the existing rights of participants are not materially adversely affected thereby. Stockholder approval for any amendment will only be required to the extent necessary to meet the requirements of Section 423 of the Internal Revenue Code or to the extent otherwise required by law. Unless previously terminated by our board of directors, no new offering periods will commence on or after October 16, 2010 or, if earlier, when no shares remain available for options under the plan.

   Federal Tax Consequences. Participant contributions to the plan are made on an after-tax basis. Generally, no taxable income will be recognized by a participant as of either the grant date or the exercise date of an option. A participant will generally recognize income (or loss) upon a sale or disposition of the shares acquired under the plan. The company generally will not be entitled to a federal income tax deduction with respect to any shares that are acquired under the Employee Stock Purchase Plan.

401(k) Plan

   Resources Connection has a defined contribution 401(k) plan which covers all employees who have completed three months of service and are age 21 or older. Participants may contribute up to 15% of their annual salary or the maximum allowed by statute. As defined in the plan agreement, the company may make matching contributions in such amount, if any, up to 6% of employees' annual salaries. We may, at our sole discretion, determine the matching contribution made from year to year. To receive a matching contribution, an employee must be employed by us on the last day of the fiscal year.

Employment Agreements

   We have entered into employment agreements with Mr. Murray, Mr. Giusto, Ms. Ferguson and Mr. Longnecker. Certain aspects of these employment agreements are specific to the agreement:

   Mr. Murray. Pursuant to his employment agreement, Mr. Murray serves as our Chief Executive Officer and receives an annual base salary of $442,000, increased in September 2000 from an initial annual base salary of $425,000. The employment agreement has an initial term ending on March 31, 2004. If any payment Mr. Murray receives pursuant to his employment agreement is deemed to constitute "excess parachute payment" under Section 280G of the Internal Revenue Code, or compensation subject to excise tax under Section 4999 of the Internal Revenue Code, Mr. Murray is entitled to an excise tax gross-up payment not to exceed $1.0 million.

   Mr. Giusto. Pursuant to his employment agreement, Mr. Giusto serves as our Chief Financial Officer and receives an annual base salary of $260,000, increased in September 2000 from an initial annual base salary of $250,000. The employment has an initial term ending on March 31, 2002.

   Ms. Ferguson. Pursuant to her employment agreement, Ms. Ferguson serves as an Executive Vice President and receives an annual base salary of $250,000, increased in June 2000 from an initial annual base salary of $200,000. The employment has an initial term ending on March 31, 2002. If Ms. Ferguson is terminated without cause, in addition to the severance payment described below, she will also receive reimbursement for her relocation expenses up to $100,000.

   Mr. Longnecker. Pursuant to his employment agreement, Mr. Longnecker serves as an Executive Vice President and receives an annual base salary of $312,000, increased in September 2000 from an initial annual base salary of $300,000. The employment has an initial term ending on April 30, 2002. If any payment
Mr. Longnecker receives pursuant to his employment agreement is deemed to constitute "excess parachute payment" under Section 280G of the Internal Revenue Code, Mr. Longnecker is entitled to an excise tax gross-up payment not to exceed $750,000. Pursuant to his employment agreement, on May 1, 1999, we loaned $200,000 to Mr. Longnecker as further described in "Related-Party Transactions."

   Each of the above-described employment agreements has the following uniform terms:

   Automatic Renewal. Upon termination of the initial term of the employment agreement, the agreement will automatically renew for one year periods unless we or the employee or Resources Connection elect not to extend the agreement.

   Termination Without Cause or Good Reason Resignation by Employee. In the event we do not renew the agreement or the employee is terminated other than for cause as defined in the agreement to include, among other things, conviction of a felony, fraudulent conduct, failure to perform duties or observe covenants of the agreement, or theft, or if the employee terminates his or her employment for "good reason" defined in the agreement to include, among other reasons, a change in control, the employee will receive severance pay which includes:

  . any accrued but unpaid base salary as of the date of the employee's termination;

  .  the earned but unpaid annual bonus, if any;

  . the target annual incentive compensation, if any, that the employee would have been entitled to receive pursuant to the employment agreement in respect of the fiscal year in which the termination occurs; and

  . the employee's then current base salary multiplied by the greater of either (1) two, for Mr. Giusto and Ms. Ferguson, or three, for Mr. Murray and Mr. Longnecker, and (2) the number of years (including fractions) remaining in the initial term of the agreement.

   The employment agreements also provide that the employee shall be entitled to receive employee benefits to which the employee may be entitled under the employee benefit plans and continued participation in our group health insurance plans at our expense until the earlier of three years from the date of termination or the employee's eligibility for participation in the group health plan of a subsequent employer.

Indemnification of Directors and Executive Officers and Limitation on Liability

   Our Amended and Restated Bylaws provide that we shall indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by Delaware law, except with respect to proceedings initiated by these persons. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person we are required or permitted to indemnify.

   In addition, our Amended and Restated Bylaws provide that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to us or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derives an improper personal benefit.

                           RELATED-PARTY TRANSACTIONS

   The following is a description of transactions:

  .  to which we have been a party during the last three years;

  .  in which the amount involved exceeds $60,000; and

  . in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest.

   You should also review certain arrangements with our executive officers that are described under "Management."

 Registration Rights and Board Representation of Evercore and Management.

   Pursuant to a Stockholders Agreement between the company and certain entities affiliated with Evercore Partners L.L.C., or Evercore Partners, Donald
B. Murray, Stephen J. Giusto, Karen M. Ferguson and Brent M. Longnecker, the stockholders have agreed to vote their shares in favor of board nominees of Evercore Partners and the management stockholders that each of the Evercore Partners and the management stockholders are initially entitled to nominate. As Evercore Partners' percentage ownership in the company decreases, so does the number of directors it can nominate to the board. As the management stockholders' percentage ownership in the company decreases, so does the number of directors they can nominate to the board. The rights of either Evercore Partners or the management stockholders will terminate when that group owns less than 7.5% of the outstanding shares of common stock of the company. The company has agreed to take such action as may be required to cause the board to consist of the number of directors specified in the Stockholders Agreement.

   Pursuant to the Stockholders Agreement, Evercore Partners and the management stockholders each have the right to demand that the company register their shares of common stock of the company three times; provided that the board of directors of the company has the right to postpone a demand registration in certain circumstances. The company has agreed to pay for one demand registration of each of Evercore Partners and the management stockholders.

   In addition, if after a public offering of our shares of common stock we propose to register our common stock under the Securities Act, Evercore Partners, Richard Gersten, Paul Lattanzio, Gerald Rosenfeld, Mainz Holdings Ltd., DB Capital Investors, LP, BancBoston Investments Inc., management stockholders and certain employee stockholders are entitled to notice of the registration and to include their shares of our common stock in that offering. The underwriters have the right to limit the number of shares included in the registration in their discretion.

   All holders with registration rights have agreed not to exercise their registration rights until 180 days following the date of this prospectus unless both Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. agree otherwise. After this offering, the following directors, officers and holders of 5% or more of our outstanding shares will have registration rights with respect to the shares identified below:

                                                  Number of Registrable Shares
                         Name                           of Common Stock
                         ----                     ----------------------------
     Donald B. Murray............................          1,505,290
     Stephen J. Giusto...........................            420,000
     Entities affiliated with Evercore Capital
      Partners L.L.C. ...........................          6,387,370

 Longnecker Loan.

   Pursuant to our employment agreement with Mr. Longnecker, on May 1, 1999, we loaned $200,000 to Mr. Longnecker. The loan is interest-free and matures on April 1, 2007. On January 1, 2000, $50,000 of the loan was forgiven as a portion of Mr. Longnecker's compensation. As of October 13, 2000, the outstanding balance of the loan was $150,000. Additional amounts may be forgiven at the discretion of our chief executive officer. If
Mr. Longnecker is terminated for cause, as defined in his employment agreement, or terminates his employment without good reason, as defined in his employment agreement, all remaining loan amounts owed will be due and payable.

 Sale of Shares Pursuant to the 1998 Employee Stock Purchase Plan.

   In November 1998, we formed RC Transaction Corp., renamed Resources Connection, Inc. In December 1998, we issued 5,243,000 shares of our common stock pursuant to the 1998 Employee Stock Purchase Plan to certain members of our management for an aggregate purchase price of $52,430. Between January and February 1999, we issued and sold the remaining 387,000 shares of our common stock to certain members of our management for an aggregate purchase price of $3,870. Directors and officers who participated in these transactions include:

                                                                Number of Shares
                                                                of Common Stock
   Name                                                             Acquired
   ----                                                         ----------------
   Donald B. Murray ...........................................    1,450,600
   Stephen J. Giusto ..........................................      400,000
   Karen M. Ferguson...........................................      355,000
   Brent M. Longnecker.........................................      200,000
   John D. Bower...............................................       70,000
   Kate W. Duchene.............................................       20,000

 Management-led Buyout.

   In April 1999, we entered into a series of transactions pursuant to which we purchased all of the membership units of Resources Connection LLC from Deloitte & Touche. We financed the purchase in part with capital provided by our management and an investor group led by Evercore Capital Partners L.L.C. and certain of its affiliates. We issued and sold 9,855,260 shares of our Common Stock and 144,740 shares of our Class B Common Stock to 22 accredited investors and 30 additional investors. Simultaneously, we issued and sold subordinated notes, bearing 12% annual interest with a maturity date of April 15, 2004, in an aggregate principal amount of $22.0 million to the same investors. We intend to use the proceeds of this offering to prepay the outstanding principal and all accrued and unpaid interest on the notes. Stockholders owning 5% or more of our outstanding shares, directors and officers who participated in these transactions include:

                                              Number of Shares      Aggregate
                             Number of Shares    of Class B    Principal Amount of
                             of Common Stock    Common Stock   Subordinated Notes
   Name                          Acquired         Acquired          Acquired
   ----                      ---------------- ---------------- -------------------
   Donald B. Murray........        54,690               0          $   120,318
   Stephen J. Giusto.......        20,000               0          $    44,000
   Brent M. Longnecker.....        75,000               0          $   165,000
   John D. Bower...........         4,690               0          $    10,318
   Gerald Rosenfeld........       185,010               0          $   239,990
   Entities affiliated with
    Evercore Capital
    Partners L.L.C.........     7,742,630         144,740          $17,889,654

 Joint Marketing Agreement with and Investment in Ledgent

   In September 2000, we entered into a Joint Marketing Agreement with Complete BackOffice.com, Inc., later renamed Ledgent, Inc. Ledgent is a privately held corporation engaged in the business of outsourcing complete accounting and human resources functions over the Internet. Our agreement with Ledgent is to cooperate in the promotion of each party's services to both new and existing customers. To that end, we have agreed to provide our customer list and marketing databases to Ledgent in exchange for its customer list and marketing databases.

We have also agreed to provide the Ledgent sales staff with office space and administrative staff and support for one year from the date of the agreement at no cost to Ledgent. In addition, both parties agree not to compete with the business of the other party during the term of the agreement, the initial term of which is two years. The agreement also contemplates a referral service whereby we receive 1% of the gross profits generated by Ledgent during the first year of a client relationship that results from one of our leads, and Ledgent receives 1% of the gross profits generated by us during the first year of a client relationship that results from one of its leads.

   We and several of our stockholders, including some members of our management team, own collectively, a 13.4% indirect interest in Ledgent through our majority-owned subsidiary, which we control. We own 57% of the subsidiary, Donald B. Murray, our chief executive officer, owns 4.9% of the subsidiary and our executive officers, other than Mr. Murray, collectively own 3.7% of the subsidiary. Entities affiliated with Evercore Partners L.L.C. collectively own 25.7% of the subsidiary.

   Our subsidiary has the right to designate one director to serve on the board of directors of Ledgent. Donald B. Murray, our Chief Executive Officer, is currently serving as the designee.

 Options Granted to Our Chief Legal Officer and Executive Vice President, Human Relations

   In December 1999, we granted Ms. Duchene options to purchase up to 50,000 shares of our common stock at an exercise price of $3.00 per share. The options vest 25% each year on the anniversary date of the grant. At the initial offering price, the aggregate value of these options, less aggregate exercise price, is $500,000.

 Relationship Between Our Financial Printing Company and Our Chief Legal Officer/Executive Vice President, Human Relations.

   In connection with this offering, we have hired R.R. Donnelley Financial Printing, or Donnelley, to provide printing and related services. We estimate that the total amount we will pay to Donnelley for its services in connection with this offering will be $265,000. The spouse of Ms. Duchene is employed by Donnelley. We may engage Donnelley in the future to provide additional printing and related services.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table contains information about the beneficial ownership of our common stock before and after our initial public offering for:

  . each person who beneficially owns more than five percent of the common stock;

  .  each of our directors;

  .  each named executive officer and each executive officer;

  . all directors, named executive officers and executive officers as a group; and

  .  all selling stockholders.

   Unless otherwise indicated, the address for each person or entity named below is c/o Resources Connection, Inc., 695 Town Center Drive, Suite 600, Costa Mesa, California 92626.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The table assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, the selling stockholders will sell up to an aggregate of additional shares of common stock on a pro rata basis. The percentage of beneficial ownership before the offering is based on 15,630,000 shares of common stock outstanding as of October 13, 2000.

                                                Percentage of
                           Number of Shares        Shares
                          Beneficially Owned     Outstanding
                          ------------------- -----------------
                           Before     After    Before   After   Number of Shares to be
                          Offering  Offering  Offering Offering    Sold in Offering
                          --------- --------- -------- -------- ----------------------
Donald B. Murray(1)(2)..  1,505,290 1,505,290   9.63%    7.30%              --
Stephen J. Giusto(2)(3)
 .......................    420,000   420,000   2.69%    2.04%              --
Karen M. Ferguson.......    355,000   355,000   2.27%    1.72%              --
Brent M. Longnecker(2)..    275,000   275,000   1.76%    1.33%              --
John D. Bower...........     74,690    74,690     *        *                --
Kate W. Duchene(4)......     32,500    32,500     *        *                --
David G. Offensend(5)...        --        --      *        *                --
Ciara A. Burnham(5).....        --        --      *        *                --
Gerald Rosenfeld(6).....    185,010   153,908   1.18%    0.75%           31,102
Leonard Schutzman(5)....        --        --      *        *                --
John C. Shaw(7).........      7,500     7,500     *        *                --
C. Stephen Mansfield....        --        --      *        *                --
David L. Schnitt(8).....    276,250   276,250   1.77%    1.34%              --
Named Executive
 Officers,
 Executive Officers and
 Directors as a group
 (11 persons)...........  3,131,240 3,100,138  19.94%   15.03%           31,102
Evercore Partners
 L.L.C.(9)..............  7,887,370 6,561,441  50.46%   31.81%        1,325,929
BancBoston Investments
 Inc.(10)...............    382,480   318,182   2.45%    1.54%           64,298
Mainz Holdings
 Ltd.(11)...............    370,030   307,825   2.37%    1.49%           62,205
Richard D. Gersten(12)..     10,880     9,051     *        *              1,829
Paul S. Lattanzio(13)...     87,070    72,433     *        *             14,637

--------
*  Represents less than 1%.

(1) Includes shares owned by Mr. Murray and shares beneficially owned by Mr. Murray in The Murray Family Trust, Donald B. Murray, Trustee; Murray Fam Income TR312000 Shimizu Ronadl J Ttee; and Patrick Murray, Sr. as Custodian for Patrick Murray, Jr. until age 21 under the CUTMA.

(2) Messrs. Murray, Giusto and Longnecker have granted the underwriters an option to purchase up to 153,846 of their shares as part of the 30-day option to purchase up to 975,000 shares the selling stockholders have granted to the underwriters to cover over-allotments.

(3) Includes shares owned by Mr. Giusto and beneficially owned by Mr. Giusto in The Giusto Family Income Trust dated 9/12/2000, Michael J. Giusto, trustee.

(4) Ms. Duchene has 12,500 shares of common stock subject to options exercisable within 60 days of October 13, 2000.

(5) David G. Offensend, a managing member of Evercore Partners L.L.C., may be deemed to share beneficial ownership of any shares beneficially owned by Evercore Partners L.L.C., but hereby disclaims such beneficial ownership, except to the extent of his pecuniary interest in the Evercore Investors or Evercore Partners L.L.C. Ciara A. Burnham and Leonard Schutzman are director nominees and are executives of, or consultants to, Evercore Partners, Inc. Ms. Burnham and Mr. Schutzman each may be deemed to share beneficial ownership of any shares beneficially owned by Evercore Partners L.L.C., but hereby disclaims beneficial ownership of any shares beneficially owned by Evercore Partners L.L.C., except to the extent of his or her pecuniary interest in the Evercore Investors or Evercore Partners L.L.C. The address for Mr. Offensend, Ms. Burnham and Mr. Schutzman is c/o Evercore Partners L.L.C., 65 East 55th Street, 33rd Floor, New York, New York 10022

(6) Includes shares owned by Mr. Rosenfeld and shares beneficially owned by Mr. Rosenfeld in the Rosenfeld August 2000 GRAT.

(7) Mr. Shaw has been a director of Resources Connection since June 1999. Mr. Shaw has 7,500 shares of common stock subject to options exercisable within 60 days of October 13, 2000. Mr. Shaw's address is The Shaw Group LLC, P.O. Box 3369, Newport Beach, California 92659.

(8) Mr. Schnitt's address is c/o Ledgent, Inc., 1111 Knox Street, Torrance, California 90502.

(9) Shares shown as owned by Evercore Partners L.L.C. are the aggregate number of shares owned of record by Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. and Evercore Co-Investment Partnership L.P., or, collectively, the Evercore Investors. Evercore Partners L.L.C. is directly or indirectly the general partner of each of the Evercore Investors. The address for Evercore Partners L.L.C. is 65 East 55th Street, 33rd Floor, New York, New York 10022.

(10) BancBoston Investments Inc. has been a stockholder of Resources Connection since April 1999 and acquired its shares in connection with the management-led buyout. The address for BancBoston Investments Inc. is 175 Federal Street, Boston, Massachusetts 02110.

(11) Mainz Holdings has been a stockholder of Resources Connection since April 1999 and acquired its shares in connection with the management-led buyout. The address for Mainz Holdings is UMS Universal Management Services, 6 Rue du Nant, P.O. Box 6184, 1211 Geneva 6, Switzerland.

(12) Mr. Gersten has been a stockholder of Resources Connection since April 1999 and acquired his shares in connection with the management-led buyout. Mr. Gersten's address is c/o North Castle Partners, LLC, 60 Arch Street, Greenwich, Connecticut 06830.

(13) Mr. Lattanzio has been a stockholder of Resources Connection since April 1999 and acquired his shares in connection with the management-led buyout. Mr. Lattanzio's address is c/o TD Capital, 31 W. 52nd Street, New York, New York 10019.

                          DESCRIPTION OF CAPITAL STOCK

   Prior to the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock consists of 35,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. Our common stock is divided into three classes, Common Stock, of which there are 25,000,000 shares designated and 15,485,260 shares issued and outstanding; Class B Common Stock, of which there are 3,000,000 shares designated and 144,740 shares issued and outstanding; and Class C Common Stock, of which there are 7,000,000 shares designated and no shares issued and outstanding. We have issued options to purchase 2,082,500 shares of our Class C Common Stock. The rights of the holders of Common Stock and Class B Common Stock and Class C Common Stock are identical, except that each share of the Common Stock is entitled to one vote on all matters to be voted on by stockholders and each share of the Class B Common Stock and Class C Common Stock is non-voting. None of our authorized preferred stock has been designated and there are no shares of preferred stock issued and outstanding.

   At the closing of this offering, all outstanding shares of our Class B Common Stock and Class C Common Stock will automatically convert to shares of our Common Stock. Immediately following the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 35,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of October 13, 2000, there were 15,630,000 shares of common stock outstanding, held of record by 118 stockholders, and options to purchase 2,082,500 shares of common stock.

Common Stock

   Under the amended and restated certificate of incorporation, the holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. After payment of any dividends due and owing to the holders of preferred stock, holders of common stock are entitled to receive dividends declared by the board of directors out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

   Under the amended and restated certificate of incorporation, the board has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock. The board may issue preferred stock in one or more series and may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock and could delay, deter or prevent a change in control of our company. We have no present plans to issue any shares of preferred stock.

The Notes

   In April 1999, Resources Connection issued notes in the aggregate amount of $22.0 million consisting of junior subordinated debt of Resources Connection, to certain investors. The notes consist of a general, unsecured promise by Resources Connection to pay the holder of the note the principal amount of the note plus interest which shall accrue at 12% per annum based on a 360-day year. The notes will mature on or about April 15, 2004. The interest is payable quarterly; however, Resources Connection may, at its option, add the amount of interest payable to the unpaid principal amount of the notes. Our senior credit facility prohibits payment of interest on the notes while any amounts are outstanding under the senior credit facility and that interest on the notes is, in fact, only to be paid by adding the amount thereof to the principal amount of the notes.

   We intend to use the proceeds of this offering to pay the outstanding aggregate principal amount under our senior credit facility and to prepay $26.3 million outstanding under the Notes as of September 30, 2000, which includes outstanding principal together with all accrued and unpaid interest on the notes.

   The notes are junior subordinated debt, which means that the holders of senior indebtedness have priority in terms of payment and other rights over the holders of the notes. If we have funds that are insufficient to pay the holders of the notes in full, each holder is entitled to receive a pro rata payment based upon the aggregate unpaid principal amount held by each holder.

Registration Rights

   If at any time after a public offering of our shares of common stock we propose to register our common stock under the Securities Act for our own account or the account of any of our stockholders or both, Evercore Partners, Richard Gersten, Paul Lattanzio, Gerald Rosenfeld, Mainz Holdings Ltd., DB Capital Partners, BancBoston Investments Inc., management stockholders and certain employee stockholders, are entitled to notice of the registration and to include registrable shares in that offering, provided that the underwriters of that offering do not limit the number of shares included in the registration. In addition, pursuant to a Stockholders Agreement between us, Evercore Partners, Donald B. Murray, Stephen J. Giusto, Karen M. Ferguson and Brent M. Longnecker at any time after a public offering of our shares of common stock, the stockholders party to the Stockholders Agreement can demand registration of their shares three times, subject to postponement by the company under certain circumstances. We have agreed to pay for one demand registration of each of Evercore Partners and the management stockholders. All holders with registration rights have agreed not to exercise their registration rights until 180 days following the date of this prospectus unless both Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. agree otherwise. The stockholders with these registration rights hold an aggregate of 8,312,660 shares, after deducting shares to be sold pursuant to this offering by selling stockholders. We are required to bear substantially all of the costs incurred in these registrations, other than underwriting discounts and commissions. The registration rights described above could result in future expenses for us and adversely affect any future equity or debt offerings.

Anti-Takeover Provisions

 Delaware Law

   We are governed by the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the company's voting stock. The statute could delay, defer or prevent a change in control of our company.

 Certificate of Incorporation and Bylaw Provisions

   Various provisions contained in our amended and restated certificate of incorporation and bylaws could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock. These provisions:

  . authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

  . divide our board of directors into three classes of directors, with each class serving a staggered three-year term. As the classification of the board of directors generally increases the difficulty of replacing a majority of the directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of the board of directors;

  . prohibit cumulative voting in the election of directors unless required by applicable law. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

  . require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

  . state that special meetings of our stockholders may be called only by the Chairman of the board of directors, our Chief Executive Officer, by the board of directors after a resolution is adopted by a majority of the total number of authorized directors, or by the holders of not less than 10% of our outstanding voting stock;

  . establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

  . provide that certain provisions of our certificate of incorporation can be amended only by supermajority vote of the outstanding shares, and that our bylaws can be amended only by supermajority vote of the outstanding shares or our board of directors;

  . allow our directors, not our stockholders, to fill vacancies on our board of directors; and

  . provide that the authorized number of directors may be changed only by resolution of the board of directors.

The Nasdaq Stock Market's National Market

   We have applied to list our common stock on The Nasdaq Stock Market's National Market under the trading symbol RECN.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is American Stock Transfer & Trust.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon completion of this offering, we will have 20,630,000 outstanding shares of common stock, assuming no exercise of the outstanding options to purchase 2,380,000 shares of our common stock. Of these shares, the 6,500,000 shares offered for sale through the underwriters will be freely tradable without restriction under the Securities Act unless purchased by our affiliates or covered by a separate lock-up agreement with the underwriters.

   The remaining 14,130,000 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

   As a result of the lock-up agreements described in "Underwriting" and the provisions of Rules 144, 144(k) and 701 described below, these restricted shares will be available for sale in the public market as follows:

  . no shares may be sold prior to 180 days from the date of this prospectus;

  . 3,057,000 shares will have been held long enough to be sold under Rule 144 or Rule 701 beginning 181 days after the date of this prospectus; and

  . the remaining shares may be sold under Rule 144 or 144(k) once they have been held for the required time.

   Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. may agree to release shares subject to the lock-up agreements prior to the end of the 180-day lock-up period, although they have no current intention to do so. For further details, see "Underwriting."

   Rule 144. In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of our common stock then outstanding that will equal approximately 206,300 shares immediately after this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

   Sales under Rule 144 are also limited by manner-of-sale provisions and notice requirements and to the availability of current public information about us.

   Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 discussed above.

   Rule 701. In general, under Rule 701, any of our employees, consultants or advisors who purchase or receive shares from us under a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus, subject to the 180-day lockup agreements discussed in "Underwriting." Non-affiliates will be able to sell their shares subject only to the manner-of-sale provisions of Rule 144. Affiliates will be able to sell their shares without compliance with the holding period requirements of Rule 144.

   Registration Rights. Upon completion of this offering, the holders of 8,312,660 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. All holders with registration rights have agreed not to exercise their registration rights until 180 days following the date of this prospectus unless both Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. agree otherwise.

   Stock Options. Immediately after this offering, we intend to file a registration statement under the Securities Act covering the shares of common stock reserved for issuance upon exercise of outstanding options. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market beginning 180 days after the effective date of the registrant statement of which this prospectus is a part, except with respect to Rule 144 volume limitations that apply to our affiliates.

              U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

   The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder. As used in this prospectus, the term "Non-U.S. Holder" is a person that is not:

  . a citizen or individual resident of the United States for U.S. federal income tax purposes;

  . a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States;

  . an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  . a trust, in general, if it is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

   An individual may, subject to some exceptions, be treated as a resident of the United States for U.S. federal income tax purposes, instead of a nonresident, by, among other things, being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year--counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are subject to U.S. federal taxes as if they were U.S. citizens.

   This discussion does not consider:

  .  U.S. state and local or non-U.S. tax consequences;

  . specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position, including, if the Non-U.S. Holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level;

  . the tax consequences for the shareholders, partners or beneficiaries of a Non-U.S. Holder;

  . special tax rules that may apply to some Non-U.S. Holders, including without limitation, banks, insurance companies, dealers in securities and traders in securities; or

  . special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a straddle, hedge or conversion transaction.

   The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, applicable Treasury regulations, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which may change, retroactively or prospectively. The following summary is for general information. Accordingly, each Non-U.S. Holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

   We do not anticipate paying cash dividends on our common stock in the foreseeable future. In the event, however, that dividends are paid on shares of common stock, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate as may be provided by an applicable income tax treaty. Canadian holders of the common stock, for example, will generally be subject to a reduced rate of 15% under the Canada-U.S. Income Tax Treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

   Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment, or in the case of an individual, a fixed base, in the United States, as provided in that treaty, referred to as U.S. trade or business income, are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as specified by an applicable income tax treaty.

   Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 2000:

  . a Non-U.S. Holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

  . in the case of common stock held by a foreign partnership, the certificate requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a U.S. taxpayer identification number; and

  .  look-through rules will apply for tiered partnerships.

   A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Gain on Disposition of Common Stock

   A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

  . the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate Non-U.S. Holder;

  . the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements;

  . the Non-U.S. Holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to some U.S. expatriates; or

  . we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or period that the Non-U.S. Holder held our common stock.

   Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in trade or business. We believe that we have not been, are not currently, and do not anticipate becoming, a "U.S. real property holding corporation," and thus we believe that the effects which could arise if we were ever a "U.S. real property holding corporation" will not apply to a Non-U.S. Holder. Even if we were, or were to become, a "U.S. real property holding corporation," no adverse tax consequences would apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Federal Estate Tax

   Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

   We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

   Under some circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends prior to 2001 to an address outside the United States. For dividends paid after December 31, 2000, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status in accordance with applicable U.S. Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

   The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock to or through a non-U.S. office of non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person." In the case of the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

  .  a "controlled foreign corporation" for U.S. federal income tax purposes;

  . a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

  . effective after December 31, 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons or (B) the partnership is engaged in a U.S. trade or business.

   Effective after December 31, 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" unless certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after December 31, 2000. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated       , 2000, we and the selling stockholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc., as joint bookrunners, and Robert
W. Baird & Co. Incorporated are acting as representatives, the following respective numbers of shares of common stock:

                                                                        Number
   Underwriter                                                         of Shares
   -----------                                                         ---------
   Credit Suisse First Boston Corporation.............................
   Deutsche Bank Securities Inc.......................................
   Robert W. Baird & Co. Incorporated.................................
     Total............................................................ 6,500,000
                                                                       ---------

   As joint bookrunners, Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. have equal responsibility for managing this offering. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

   The selling stockholders have granted the underwriters a 30-day option to purchase from them on a pro rata basis up to 975,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $    per share. The
underwriters and the selling group members may allow a discount of $    per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay. The underwriting fee will be determined based on our negotiations with the underwriters at the time the initial public offering price of our common stock is determined. We do not expect the underwriting discount per share of common stock to exceed 7% of the initial public offering price per share of common stock.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-Allotment Over-Allotment Over-Allotment Over-Allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
 and Commissions
 paid by us.............      $              $              $              $
Underwriting Discounts
 and Commissions paid by
 the selling
 stockholders...........      $              $              $              $
Expenses payable by us..      $              $              $              $

   The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, unless both Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. agree otherwise, for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   Our officers, directors and all of our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common stock whether any of these transactions are to be settled by delivery of our common stock or other securities, in case or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any swap, hedge or other arrangement, unless, in each case, both Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. agree otherwise, for a period of 180 days after the date of this prospectus. Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. have no current intention to release any shares subject to these lock-up agreements. In considering whether to release any shares, Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. would consider, among other factors, the particular circumstances surrounding the request, including but not limited to, the number of shares requested to be released, the possible impact on the market for our common stock, the reasons for the request, and whether the holder of our shares requesting the release is an officer, director or other affiliates of ours.

   The underwriters have reserved for sale, at the initial public offering price, up to 500,000 shares of common stock, or 10% of the shares offered by us in this offering, for employees, directors, consultants and other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. None of the reserved shares that are sold to employees, officers, directors, consultants or other persons associated with us will be subject to the terms of the lock-up agreements described in the preceding paragraph.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

   We have applied to have our common stock quoted on The Nasdaq Stock Market's National Market under the trading symbol RECN.

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include the following:

  . the information included in this prospectus and otherwise available to the representatives;

  .  market conditions for initial public offerings;

  .  the history and the prospects for the industry in which we will compete;

  .  the ability of our management;

  .  the prospects for our future earnings;

  . the present state of our development and our current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

   We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

   In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-alloted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option--a naked short position--that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely effect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that would otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for the sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, DLJdirect Inc., an on-line broker/dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  . where required by law, the purchaser is purchasing as principal and not as agent, and

  .  the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the United States federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered in this prospectus will be passed upon for us by O'Melveny & Myers, LLP, Newport Beach, California. Latham & Watkins, Costa Mesa, California, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

   The consolidated financial statements of Resources Connection, Inc. and its subsidiaries as of May 31, 1999 and 2000 and for the period from inception, November 16, 1998, through May 31, 1999, and for the year ended May 31, 2000, included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of Resources Connection LLC for the period June 1, 1998 through March 31, 1999, and for the year ended May 31, 1998, included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the Commission, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings included in the registration statement. For further information pertaining to us and the common stock offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedules. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature, and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement, and each statement is qualified in all respects by this reference. A copy of the registration statement may be inspected without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission's offices upon the payment of the fees prescribed by the Securities and Exchange Commission. In addition, registration statements and certain other filings made with the commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system, including our registration statement and all exhibits and amendments to our registration statement, are publicly available through the commission's website at http://www.sec.gov.

   After this offering, we will have to provide the information and reports required by the Securities Exchange Act of 1934, as amended, and we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for listing on The Nasdaq Stock Market's National Market, these reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
RESOURCES CONNECTION, INC.

Report of Independent Accountants.........................................  F-2
Consolidated Balance Sheets as of May 31, 1999 and 2000 and August 31,
 2000 (unaudited).........................................................  F-3
Consolidated Statements of Income for the period from inception,
  November 16, 1998, through May 31, 1999 and for the year ended May 31,
  2000 and the three months ended August 31, 1999 and 2000 (unaudited)....  F-4
Consolidated Statements of Stockholders' Equity for the period from inception,
  November 16, 1998, through May 31, 1999 and for the year ended May 31,
  2000 and the three months ended August 31, 1999 and 2000 (unaudited)....  F-5
Consolidated Statements of Cash Flows for the period from inception,
  November 16, 1998, through May 31, 1999 and for the year ended May 31,
  2000 and the three months ended August 31, 1999 and 2000 (unaudited)....  F-6
Notes to Consolidated Financial Statements................................  F-7

RESOURCES CONNECTION LLC

Report of Independent Accountants......................................... F-18
Statements of Income for the year ended May 31, 1998 and for the period from June 1, 1998
  through March 31, 1999.................................................. F-19
Statements of Cash Flows for the year ended May 31, 1998 and for the period from June 1, 1998
  through March 31, 1999.................................................. F-20
Notes to Financial Statements............................................. F-21

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and the Board of Directors of Resources Connection, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Resources Connection, Inc., formerly RC Transaction Corp., and its subsidiaries at May 31, 1999 and 2000, and the results of their operations and their cash flows for the period from inception, November 16, 1998 through May 31, 1999, and the year ended May 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

Costa Mesa, California
July 17, 2000

                           RESOURCES CONNECTION, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                 May 31,
                                         ------------------------  August 31,
                                            1999         2000         2000
                                         -----------  -----------  -----------
                                                                   (unaudited)
                 ASSETS
                 ------

Current assets:
  Cash and cash equivalents............. $   875,836  $ 4,490,187  $ 5,724,145
  Trade accounts receivable, net of
   allowance for doubtful accounts of
   $907,070, $1,586,215 and $1,586,289
   as of May 31, 1999 and 2000 and
   August 31, 2000, respectively........  11,913,015   18,166,413   18,942,091
  Deferred income taxes.................     852,507    1,300,210    1,300,210
  Prepaid expenses and other current
   assets...............................     821,226      745,621      598,291
                                         -----------  -----------  -----------
    Total current assets................  14,462,584   24,702,431   26,564,737

  Intangible assets, net................  43,859,369   41,582,699   40,938,980
  Property and equipment, net...........     459,683    3,196,185    3,728,179
  Other assets..........................     171,944      624,778      741,148
                                         -----------  -----------  -----------
    Total assets........................ $58,953,580  $70,106,093  $71,973,044
                                         ===========  ===========  ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------

Current liabilities:
  Accounts payable and accrued
   expenses............................. $ 2,502,772  $ 2,519,289  $ 1,867,670
  Accrued salaries and related
   obligations..........................   2,728,409    7,450,190    8,099,684
  Other liabilities.....................     581,197      800,938      634,569
  Current portion of term loan..........   1,500,000    6,268,158    6,240,183
                                         -----------  -----------  -----------
    Total current liabilities...........   7,312,378   17,038,575   16,842,106

  Deferred income taxes.................                  379,589      379,589
  Term loan.............................  16,500,000   10,231,842    9,259,817
  Revolving line of credit..............   2,100,000
  Subordinated notes payable............  22,430,834   25,270,750   26,019,008
                                         -----------  -----------  -----------
    Total liabilities...................  48,343,212   52,920,756   52,500,520
                                         -----------  -----------  -----------

  Commitments and contingencies (Note
   13)

  Stockholders' equity:
   Preferred stock, $0.01 par value,
    5,000,000 shares authorized; zero
    shares issued and outstanding.......
   Common stock, $0.01 par value,
    35,000,000 shares authorized;
    15,630,000 shares issued and
    outstanding.........................     156,300      156,300      156,300
   Additional paid-in capital...........   9,698,754   10,221,589   11,160,228
   Deferred stock compensation..........     (36,879)    (499,074)  (1,374,927)
   Accumulated other comprehensive
    loss................................                  (31,548)     (31,472)
   Retained earnings....................     792,193    7,338,070    9,562,395
                                         -----------  -----------  -----------
    Total stockholders' equity..........  10,610,368   17,185,337   19,472,524
                                         -----------  -----------  -----------
    Total liabilities and stockholders'
     equity............................. $58,953,580  $70,106,093  $71,973,044
                                         ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                           RESOURCES CONNECTION, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                            For The Period
                            From Inception,                Three Months Ended
                             November 16,     For The          August 31,
                             1998, Through   Year Ended  -----------------------
                             May 31, 1999   May 31, 2000    1999        2000
                            --------------- ------------ ----------- -----------
                                                               (unaudited)
Revenue...................    $15,384,578   $126,332,155 $25,533,226 $39,155,349
Direct cost of services,
 primarily payroll and
 related taxes for
 professional services
 employees................      8,618,234     73,541,194  14,491,042  22,749,626
                              -----------   ------------ ----------- -----------
  Gross profit............      6,766,344     52,790,961  11,042,184  16,405,723
Selling, general and
 administrative expenses..      4,274,171     34,648,822   6,814,294  10,719,835
Amortization of intangible
 assets...................        370,661      2,230,633     509,893     578,125
Depreciation expense......         30,029        284,737      51,663     191,561
                              -----------   ------------ ----------- -----------
  Income from operations..      2,091,483     15,626,769   3,666,334   4,916,202
Interest expense..........        733,903      4,716,974   1,155,355   1,208,993
                              -----------   ------------ ----------- -----------
  Income before provision
   for income taxes.......      1,357,580     10,909,795   2,510,979   3,707,209
Provision for income
 taxes....................        565,387      4,363,918   1,004,376   1,482,884
                              -----------   ------------ ----------- -----------
  Net income..............    $   792,193   $  6,545,877 $ 1,506,603 $ 2,224,325
                              ===========   ============ =========== ===========
Net income per common
 share:
  Basic...................    $      0.09   $       0.42 $      0.10 $      0.14
                              ===========   ============ =========== ===========
  Diluted.................    $      0.09   $       0.42 $      0.10 $      0.13
                              ===========   ============ =========== ===========
Weighted average common
 shares outstanding:
  Basic...................      8,691,224     15,630,000  15,630,000  15,630,000
                              ===========   ============ =========== ===========
  Diluted.................      8,691,224     15,714,241  15,630,000  16,818,860
                              ===========   ============ =========== ===========


   The accompanying notes are an integral part of these financial statements.

                           RESOURCES CONNECTION, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                          Accumulated
                             Common Stock     Additional     Deferred        Other                    Total
                          -------------------   Paid-In       Stock      Comprehensive  Retained  Stockholders'
                            Shares    Amount    Capital    Compensation      Loss       Earnings     Equity
                          ---------- -------- -----------  ------------  ------------- ---------- -------------
Issuance of common
 shares to founders for
 cash...................   5,630,000 $ 56,300 $       --   $       --      $    --     $      --   $    56,300
Issuance of common
 shares for cash........   9,855,260   98,553   9,756,707                                            9,855,260
Issuance of Class B
 common shares for
 cash...................     144,740    1,447     143,293                                              144,740
Issuance costs of common
 shares.................                         (238,125)                                            (238,125)
Deferred stock
 compensation...........                           36,879      (36,879)
Net income for the
 period from inception,
 November 16, 1998,
 through May 31, 1999...                                                                  792,193      792,193
                          ---------- -------- -----------  -----------     --------    ----------  -----------
Balances as of May 31,
 1999...................  15,630,000  156,300   9,698,754      (36,879)                   792,193   10,610,368

Deferred stock
 compensation...........                          522,835     (522,835)
Amortization of deferred
 stock compensation.....                                        60,640                                  60,640
Comprehensive income:
 Currency translation
  adjustment, net of
  tax...................                                                    (31,548)                   (31,548)
 Net income for the year
  ended May 31, 2000....                                                                6,545,877    6,545,877
                                                                                                   -----------
Total comprehensive
 income.................                                                                             6,514,329
                          ---------- -------- -----------  -----------     --------    ----------  -----------
Balances as of May 31,
 2000...................  15,630,000  156,300  10,221,589     (499,074)     (31,548)    7,338,070   17,185,337

Deferred stock
 compensation
 (unaudited)............                          938,639     (938,639)
Amortization of deferred
 stock compensation
 (unaudited)............                                        62,786                                  62,786
Comprehensive income:
 Currency translation
  adjustment, net of tax
  (unaudited)...........                                                         76                         76
 Net income for the
  three months ended
  August 31, 2000
  (unaudited)...........                                                                2,224,325    2,224,325
                                                                                                   -----------
Total comprehensive
 income (unaudited).....                                                                             2,224,401
                          ---------- -------- -----------  -----------     --------    ----------  -----------
Balances as of August
 31, 2000 (unaudited)...  15,630,000 $156,300 $11,160,228  $(1,374,927)    $(31,472)   $9,562,395  $19,472,524
                          ========== ======== ===========  ===========     ========    ==========  ===========


   The accompanying notes are an integral part of these financial statements.

                           RESOURCES CONNECTION, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         FOR THE PERIOD
                         FROM INCEPTION,                 THREE MONTHS ENDED
                          NOVEMBER 16,   FOR THE YEAR        AUGUST 31,
                          1998, THROUGH     ENDED      ------------------------
                          MAY 31, 1999   MAY 31, 2000     1999         2000
                         --------------- ------------  -----------  -----------
                                                             (UNAUDITED)
Cash flows from
 operating activities
  Net income............  $    792,193   $ 6,545,877   $ 1,506,603  $ 2,224,325
  Adjustments to
   reconcile net income
   to net cash provided
   by operating
   activities, net of
   effects of
   acquisition of
   Resources Connection
   LLC in April, 1999:
    Depreciation and
     amortization.......       400,690     2,515,370       561,555      769,686
    Amortization of debt
     issuance costs.....        12,420       298,458        75,000       65,594
    Amortization of
     deferred stock
     compensation.......                      60,640                     62,786
    Bad debt expense....       200,000     1,048,502       125,000      468,429
    Changes in operating
     assets and
     liabilities:
      Trade accounts
       receivable.......    (1,217,009)   (7,301,900)   (1,094,186)  (1,244,107)
      Prepaid expenses
       and other current
       assets...........      (509,473)       75,605       158,013      351,312
      Other assets......      (167,338)     (484,382)      (61,594)    (116,294)
      Accounts payable
       and accrued
       expenses.........       768,763        35,096      (961,373)    (651,626)
      Accrued salaries
       and related
       obligations......      (573,479)    4,721,781     2,243,740      649,494
      Other
       liabilities......       311,716       219,741       983,229     (370,344)
      Accrued interest
       payable portion
       of notes
       payable..........       430,834     2,839,916       681,107      748,258
      Deferred income
       taxes............       559,288       (68,114)
                          ------------   -----------   -----------  -----------
        Net cash
         provided by
         operating
         activities.....     1,008,605    10,506,590     4,217,094    2,957,513
                          ------------   -----------   -----------  -----------
Cash flows from
 investing activities
  Purchase of Resources
   Connection LLC, net
   of cash acquired and
   including transaction
   costs................   (50,866,539)     (271,000)      (27,496)
  Purchases of property
   and equipment........       (21,066)   (3,021,239)      (58,962)    (723,555)
                          ------------   -----------   -----------  -----------
        Net cash used in
         investing
         activities.....   (50,887,605)   (3,292,239)      (86,458)    (723,555)
                          ------------   -----------   -----------  -----------
Cash flows from
 financing activities
  Proceeds from issuance
   of subordinated notes
   payable..............    22,000,000
  Proceeds from term
   loan.................    18,000,000
  Payments on term
   loan.................                  (1,500,000)     (375,000)  (1,000,000)
  Net borrowings
   (repayments) on
   revolving loan.......     2,100,000    (2,100,000)   (2,100,000)
  Costs of debt
   issuances............    (1,163,339)
  Issuance of common
   stock................    10,056,300
  Costs of equity
   issuances............      (238,125)
                          ------------   -----------   -----------  -----------
        Net cash
         provided by
         (used in)
         financing
         activities.....    50,754,836    (3,600,000)   (2,475,000)  (1,000,000)
                          ------------   -----------   -----------  -----------
  Net increase in cash..       875,836     3,614,351     1,655,636    1,233,958
  Cash and cash
   equivalents at
   beginning of period..           --        875,836       875,836    4,490,187
                          ------------   -----------   -----------  -----------
  Cash and cash
   equivalents at end of
   period...............  $    875,836   $ 4,490,187   $ 2,531,472  $ 5,724,145
                          ============   ===========   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                           RESOURCES CONNECTION, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             May 31, 1999 And 2000

1. Description of the Company and its Business

   Resources Connection, Inc., formerly RC Transaction Corp.,was incorporated on November 16, 1998. The Company provides professional services to a variety of industries and enterprises through its subsidiary, Resources Connection LLC ("LLC"), and foreign subsidiaries (collectively the "Company"). Prior to its acquisition of LLC on April 1, 1999 (see Note 3), Resources Connection, Inc. had no substantial operations. LLC, which commenced operations in June 1996, provides clients with experienced professionals who specialize in accounting, finance, tax, information technology and human resources on a project-by-project basis. The Company operates in the United States, Canada, Hong Kong and Taiwan. The Company is a Delaware corporation. LLC is a Delaware organized limited liability company.

   The Company's fiscal year consists of 52 or 53 weeks, ending on the Saturday nearest the last day of May in each year. For convenience, all references herein to years or periods are to years or periods ended May 31. The period ended May 31, 1999 consists of 28 weeks, which includes 8 weeks of operations of LLC. The fiscal year ending May 31, 2000 consists of 52 weeks.

2. Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Interim Financial Information

   The financial information for the three month periods ended August 31, 1999 and 2000 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results of the August 31, 1999 and 2000 periods are not necessarily indicative of the results for the entire year.

 Revenue Recognition

   Revenues are recognized and billed when services are rendered by the Company's professionals. Non-refundable conversion fees are recognized when one of the Company's professionals accepts an offer of permanent employment from a client. Conversion fees were less than 4% of revenue for the period ended
May 31, 1999 and for the year ended May 31, 2000. All costs of compensating the Company's professionals are the responsibility of the Company and are included in direct cost of services.

 Foreign Currency Translation

   The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at current exchange rates, income and expense items are translated at average exchange rates prevailing during the period and the related translation adjustments are recorded as a component of comprehensive income within stockholders' equity. Gains and losses from foreign currency transactions are included in the consolidated statements of income.

 Per Share Information

   The Company follows Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which establishes standards for the computation, presentation and disclosure requirements for basic and

                           RESOURCES CONNECTION, INC.

diluted earnings per share for entities with publicly held common shares and potential common shares. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to reflect the effect of potentially dilutive securities.

   Potential common shares totaling 750,500 were not included in the diluted earnings per share amounts for the period ended May 31, 2000 as their effect would have been anti-dilutive. For the year ended May 31, 2000, potentially dilutive securities consisted solely of stock options and resulted in potential common shares of 84,241.

   All share and per share amounts have been adjusted to give retroactive effect to the 10-for-1 stock split (see Note 10) for all periods presented.

 Cash and Cash Equivalents

   The Company considers cash on hand, deposits in banks, and short-term investments purchased with an original maturity date of three months or less to be cash and cash equivalents. The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents approximate the fair values due to the short maturities of these instruments.

 Property and Equipment

   Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the term of the lease, whichever is shorter. Costs for normal repairs and maintenance are expensed to operations as incurred, while renewals and major refurbishments are capitalized.

   Assessments of whether there has been a permanent impairment in the value of property and equipment are periodically performed by considering factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Management believes no permanent impairment has occurred.

 Intangible Assets

   Goodwill represents the purchase price of LLC in excess of the fair market value of its net tangible assets at acquisition date, and is being amortized on a straight-line basis over 20 years. A noncompete agreement is stated at cost and amortized on a straight-line basis over the four-year life of the agreement. The costs related to the issuance of debt are capitalized and amortized to interest expense on a straight-line basis over the 4.5 year life of the related debt. Debt issuance costs of $12,420 and $298,458 were amortized to interest expense for the period ended May 31, 1999 and the year ended May 31, 2000, respectively. The carrying value of intangible assets is periodically reviewed by management and impairment adjustments are recognized when the expected undiscounted future operating cash flows to be derived from such intangible assets are less than their carrying value. If such assets are considered to be impaired the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the expected discounted future operating cash flows arising from the asset. The Company believes that no impairment of intangible assets has occurred.

 Interest Rate Swap

   The Company has entered into an interest rate swap to manage its term loan debt with the objective of minimizing the volatility of the Company's borrowing cost. At May 31, 2000, the Company held an interest rate swap to fix the interest rate on a notional amount of $12.6 million. Under this agreement, the Company will pay the counterparty interest at a fixed rate of 8.96% and the counterparty will pay the Company interest at a variable rate based upon the Eurodollar rate plus 3%. The counterparty to this instrument is a major financial

                           RESOURCES CONNECTION, INC.

institution with credit ratings primarily of Aa3 and AA. At May 31, 2000, the variable rate applicable to this agreement was 9.69%. Net payments or receipts under the agreement are recorded in interest expense on a current basis. The related amount payable to, or receivable from, the counterparty is included in interest payable on the consolidated balance sheet. At May 31, 2000, the interest rate swap agreement had a positive fair value of approximately $176,000 based upon quoted market prices of comparable instruments.

 Stock-Based Compensation

   The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation" for measurement and recognition of employee stock-based transactions. SFAS No. 123 defines a fair value based method of accounting for stock based compensation. Fair value of the stock based awards is determined considering factors such as the exercise price, the expected life of the award, the current price of the underlying stock and its volatility, expected dividends on the stock, and the risk-free interest rate for the expected term of the award. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period.

   The Company continues to measure compensation cost under the intrinsic value method provided by Accounting Principles Board Opinion No. 25 ("APB 25") and to include the required pro forma disclosures. Under the intrinsic value method, compensation cost is measured at the grant date as the difference between the estimated market value of the underlying stock and the exercise price. Compensation cost is recognized ratably over the service period.

 Income Taxes

   The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recognized for the estimated tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized when, in management's opinion, it is more likely than not that some portion of the deferred tax assets will not be realized. The provision for income taxes represents current taxes payable net of the change during the period in deferred tax assets and liabilities.

 Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was later amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 133 established standards for the accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This Statement generally requires recognition of gains and losses on hedging instruments, based on changes in fair value or the earnings effect of a forecasted transaction. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management does not believe that SFAS No. 133, as amended by SFAS No. 137, will have a material impact on the Company's consolidated financial statements.

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB 101) entitled "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for the presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The implementation date of SAB 101 has been deferred until no later than the fourth quarter of fiscal years beginning after December 31, 1999. Management believes that SAB 101 will not have a material impact on the Company's financial position or results of operations.

                           RESOURCES CONNECTION, INC.

   In March 2000, the FASB issued Interpretation No. 44, or FIN 44, entitled "Accounting for Certain Transactions Involving Stock Compensation," which is an interpretation of APB 25. This interpretation clarifies:

  . the definition of an employee for purposes of applying APB 25;

  . the criteria for determining whether a plan qualifies as a noncompensatory plan;

  . the accounting consequences of various modifications to the terms of a previously fixed stock option or award; and

  . the accounting for an exchange of stock compensation awards in a business combination.

   This interpretation is effective July 1, 2000. Management believes that the adoption of FIN 44 will not have a material impact on the Company's consolidated financial statements.

 Reclassifications

   Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current year presentation.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes these estimates and assumptions are adequate, actual results could differ from the estimates and assumptions used.

3. Resources Connection LLC Acquisition

   On April 1, 1999, the Company completed the acquisition of all of the outstanding membership interests of LLC for approximately $55 million in cash, excluding cash acquired and transaction costs. The Company has accounted for this transaction under the purchase method of accounting. The purchase price exceeded the estimated fair value of LLC's net tangible assets by approximately $43.3 million, which was allocated to intangible assets, consisting of goodwill of $42.8 and a noncompete agreement of $500,000. The results of operations of LLC are included in the consolidated statements of income from the date of acquisition.

   In connection with this acquisition, the Company entered into a transition services agreement ("Agreement") with the seller whereby the seller agreed to provide certain services (as defined in the Agreement) to the Company at negotiated terms during the period the Company maintained offices within the seller's locations. The use of the services may not necessarily have been provided at terms available from third parties. Therefore, the accompanying financial statements of the Company may not necessarily be indicative of the financial position and results that would have occurred if the Company had undertaken such transactions with third parties. Our management was unable to determine the availability and the cost of similar services had they been provided by third parties. Total expenses under the Agreement were approximately $300,000 and $1.3 million for the period from November 16, 1998 to May 31, 1999 and the year ended May 31, 2000, respectively. At May 31, 1999 and 2000, the Company maintained 25 and 5 offices, respectively, within the seller's locations. The Company expects to have completed all relocations by August 31, 2000.

   The following are the Company's unaudited pro forma results for the year ended May 31, 1999 assuming the acquisition occurred on June 1, 1998:

     Revenues...................................................... $70,822,000
     Net income.................................................... $ 1,846,000
     Net income per common share--Basic and Diluted................ $      0.21

                           RESOURCES CONNECTION, INC.

   These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional amortization expense as a result of goodwill and the noncompete agreement, and increased interest expense on acquisition debt. These pro forma amounts do not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on June 1, 1998, or of future results of the Company.

4. Property and Equipment

   Property and equipment consist of the following at May 31:

                                                         1999         2000
                                                      -----------  -----------
   Computers and equipment........................... $   430,308  $ 2,440,297
   Furniture.........................................      16,490      547,321
   Leasehold improvements............................      42,914      523,333
                                                      -----------  -----------
                                                          489,712    3,510,951
   Less accumulated depreciation and amortization....     (30,029)    (314,766)
                                                      -----------  -----------
                                                      $   459,683  $ 3,196,185
                                                      ===========  ===========

5. Intangible Assets

   Intangible assets consist of the following at May 31:

                                                          1999         2000
                                                       -----------  -----------
   Noncompete agreement............................... $   500,000  $   500,000
   Goodwill...........................................  42,579,111   42,831,532
   Debt issuance costs................................   1,163,339    1,163,339
                                                       -----------  -----------
                                                        44,242,450   44,494,871
   Less accumulated amortization......................    (383,081)  (2,912,172)
                                                       -----------  -----------
                                                       $43,859,369  $41,582,699
                                                       ===========  ===========

6. Income Taxes

   The following table represents the current and deferred income tax provision for federal and state income taxes:

                                                   For The Period
                                                  From Inception,
                                                 November 16, 1998, For The Year
                                                      Through          Ended
                                                    May 31, 1999    May 31, 2000
                                                 ------------------ ------------
   Current
     Federal....................................      $    --        $3,569,500
     State......................................         6,099          862,532
                                                      --------       ----------
                                                         6,099        4,432,032
                                                      --------       ----------
   Deferred
     Federal....................................       438,668          (83,303)
     State......................................       120,620           15,189
                                                      --------       ----------
                                                       559,288          (68,114)
                                                      --------       ----------
                                                      $565,387       $4,363,918
                                                      ========       ==========

                           RESOURCES CONNECTION, INC.

   The components of the provision for deferred income taxes are as follows:

                                                   For The Period
                                                  From Inception,
                                                 November 16, 1998, For The Year
                                                      Through          Ended
                                                    May 31, 1999    May 31, 2000
                                                 ------------------ ------------
   Allowance for doubtful accounts..............      $ 20,252       $(276,170)
   Property and equipment.......................          (417)         67,305
   Goodwill and noncompete agreement............        46,638         265,806
   Accrued liabilities..........................       535,898           4,034
   State taxes..................................       (43,083)       (129,089)
                                                      --------       ---------
   Net deferred income tax provision............      $559,288       $ (68,114)
                                                      ========       =========

   The provision for income taxes differs from the amount that would result from applying the federal statutory rate as follows:

                                                   For The Period
                                                  From Inception,
                                                 November 16, 1998, For The Year
                                                      Through          Ended
                                                    May 31, 1999    May 31, 2000
                                                 ------------------ ------------
   Statutory tax rate...........................        34.0%           34.0%
   State taxes, net of federal benefit..........         6.1%            5.4%
   Other, net...................................         1.5%            0.6%
                                                        ----            ----
   Effective tax rate...........................        41.6%           40.0%
                                                        ====            ====

   The components of the net deferred tax asset consist of the following as of May 31:

                                                            1999        2000
                                                         ----------  ----------
   Deferred tax assets:
     Allowance for doubtful accounts.................... $  380,969  $  657,139
     Accrued expenses...................................    588,423     584,389
     State taxes........................................                 74,411
                                                         ----------  ----------
                                                            969,392   1,315,939
                                                         ----------  ----------
   Deferred tax liabilities:
     Property and equipment.............................    (15,569)    (82,874)
     Goodwill and noncompete agreement..................    (46,638)   (312,444)
     State taxes........................................    (54,678)
                                                         ----------  ----------
                                                           (116,885)   (395,318)
                                                         ----------  ----------
   Net deferred tax asset............................... $  852,507  $  920,621
                                                         ==========  ==========

7. Accrued Salaries and Related Obligations

   Accrued salaries and related obligations consist of the following as of May
31:

                                                            1999       2000
                                                         ---------- ----------
   Accrued salaries, bonuses and related obligations.... $1,945,109 $5,837,762
   Accrued vacation.....................................    783,300  1,612,428
                                                         ---------- ----------
                                                         $2,728,409 $7,450,190
                                                         ========== ==========

                           RESOURCES CONNECTION, INC.

8. Long-Term Obligations (Term Loan, Revolving Credit and Subordinated Notes Payable)

   In April 1999, in connection with the acquisition of LLC, the Company entered into a $28 million credit agreement with a group of banks which provides for an $18 million term loan facility and a $10 million revolving credit facility, including a standby letter of credit feature (the "Credit Agreement"). Principal payments on the term loan are due quarterly, and the Credit Agreement expires October 1, 2003. At May 31, 1999 and 2000, outstanding borrowings on the term loan are $18,000,000 and $16,500,000, respectively. At May 31, 1999 and 2000, outstanding borrowings on the revolving credit facility are $2,100,000 and zero, respectively. Borrowings under the Credit Agreement are collateralized by all of the Company's assets.

   Prime rate plus 2% and a Eurodollar-based rate plus 3% interest rate options are available for borrowing under the Credit Agreement. On May 31, 1999 and 2000, the term loan bore interest at 8% and 9.69%, respectively. The weighted average interest rate on the outstanding borrowings under the revolving credit facility was 9.35% at May 31, 1999. No amounts were outstanding under the revolving credit facility at May 31, 2000. Interest is payable on both facilities at various intervals no less frequent than quarterly. In addition, an annual facility fee of 0.05% is payable on the unutilized portion of the $10 million revolving credit facility.

   The Credit Agreement contains certain financial and other restrictive covenants. These covenants include, but are not limited to, a restriction on the amount of dividends that may be distributed to shareholders, and maintaining defined levels of earnings before interest, taxes, depreciation and amortization ("EBITDA"), a debt leverage ratio and an interest coverage ratio. The Company was in compliance with these covenants as of May 31, 1999 and 2000.

   In April 1999, the Company issued $22,000,000 in 12% subordinated promissory notes (the "Notes") to certain investors. The Notes are subordinate to the facilities provided by the Credit Agreement. Interest accrues on the Notes at 12%. Interest is payable on the Notes on a quarterly basis; however, the Company may elect and has elected to defer payment of the interest and to add the balance due ($3,270,750 at May 31, 2000) to the outstanding principal balance. All principal, including accrued interest, is due on April 15, 2004.

   The fair values of the Notes and the Company's debt under the Credit Agreement approximate their carrying amounts and have been estimated based on current rates offered to the Company for debt of the same remaining maturities.

   Scheduled maturities of long-term obligations are as follows:

      Years Ending May 31:
      --------------------
      2001.......................................................... $ 6,268,158
      2002..........................................................   3,888,100
      2003..........................................................   4,297,372
      2004..........................................................  27,317,120
                                                                     -----------
                                                                     $41,770,750
                                                                     ===========

9. Concentrations of Credit Risk

   The Company maintains cash and cash equivalent balances with a high credit quality financial institution. At times, such balances are in excess of federally insured limits.

   Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. However, concentrations of credit risk are limited due to the large number of customers comprising the Company's customer base and their dispersion across different business and

                           RESOURCES CONNECTION, INC.

geographic areas. The Company monitors its exposure to credit losses and maintains an allowance for anticipated losses. To reduce credit risk, the Company performs credit checks on certain customers.

10. Stockholders' Equity

   The Company has authorized for issuance 25,000,000 shares of common stock, in addition to 3,000,000 shares of Class B common stock and 7,000,000 shares of Class C common stock with a $0.01 par value. At May 31, 1999 and 2000, there are 15,485,260, 144,740 and zero shares outstanding of common stock, Class B common stock and Class C common stock, respectively. The 25,000,000 shares of common stock are voting while Class B and Class C common stock are nonvoting. Class B and Class C common stock are equal to the 25,000,000 shares of common stock with respect to all other rights and preferences.

   The Company has authorized for issuance 5,000,000 shares of preferred stock with a $0.01 par value. The Board of Directors has the authority to issue preferred stock in one or more series and to determine the related rights and preferences. No shares are outstanding at May 31, 1999 and 2000.

   The Company issued 5,630,000 shares of its common stock to founding shareholders at a price of $0.01 per share (see Note 14).

   In April 1999, the Company issued 10,000,000 units at a price of $3.20 per unit, each unit consisting of one share of common stock at $1.00 per unit and a subordinate promissory note of $2.20 per unit (see Note 8).

   On March 9, 2000, the Company's Board of Directors authorized a 10-for-1 split of its shares of common stock and shares under options. All share and per share amounts in the accompanying consolidated financial statements have been adjusted to give retroactive effect to the stock split for all periods presented.

11. Benefit Plan

   The Company established a defined contribution 401(k) plan ("the plan") on April 1, 1999, which covers all employees who have completed three months of service and are age 21 or older. Participants may contribute up to 15% of their annual salary up to the maximum amount allowed by statute. As defined in the plan agreement, the Company may make matching contributions in such amount, if any, up to a maximum of 6% of individual employees' annual salaries. The Company, in its sole discretion, determines the matching contribution made from year to year. To receive matching contributions, the employee must be employed on the last day of the fiscal year. For the period from inception, November 16, 1998, through May 31, 1999 and the year ended May 31, 2000, the Company contributed approximately $101,000 and $427,000, respectively, to the plan.

12. Supplemental Disclosure Of Cash Flow Information

   For the period and year ended May 31:

                                                              1999      2000
                                                             ------- ----------
   Interest paid............................................ $   --  $1,824,051
   Income taxes paid........................................ $   --  $4,155,900
   Noncash investing and financing activities:
     Deferred stock compensation............................ $36,879 $  522,835

                           RESOURCES CONNECTION, INC.

   Acquisition of LLC, net of $5,033,027 cash acquired and including transaction costs:

   Fair values of noncash tangible assets acquired................. $12,533,518
   Liabilities assumed and incurred................................  (4,746,090)
   Goodwill........................................................  42,579,111
   Noncompete agreement............................................     500,000
                                                                    -----------
     Cash paid..................................................... $50,866,539
                                                                    ===========

   During the year ended May 31, 2000, it was determined that the Company owed additional consideration of approximately $225,000 relating to the acquisition of LLC. Such amount has been allocated to the purchase price and is included in accrued expenses at May 31, 2000.

   During the year ended May 31, 2000, the Company paid $271,000 in transaction costs related to the acquisition of LLC, of which $244,000 had been included in accrued liabilities at May 31, 1999.

13. Commitments and Contingencies

 Lease Commitments

   At May 31, 2000, the Company had operating leases, primarily for office premises, expiring at various dates. At May 31, 2000, the Company had no capital leases. Future minimum rental commitments under operating leases are as follows:

      Years Ending May 31:
      --------------------
      2001.......................................................... $ 3,052,023
      2002..........................................................   2,992,504
      2003..........................................................   2,826,407
      2004..........................................................   2,796,750
      2005..........................................................   2,076,471
      Thereafter....................................................   1,116,393
                                                                     -----------
        Total....................................................... $14,860,548
                                                                     ===========

   Rent expense for the period ended May 31, 1999 and for the year ended May 31, 2000 totaled $305,749 and $2,368,187, respectively.

 Employment Agreements

   The Company has employment agreements with certain key members of management expiring between 2002 and 2004. These agreements provide the employees with a specified severance amount depending on whether the employee is terminated with or without good cause as defined in the agreement.

14. Incentive Stock Plans

 1998 Restricted Stock Purchase Plan

   Under the terms of the Resources Connection, Inc. 1998 Restricted Stock Purchase Plan (the "Purchase Plan"), a total of 5,630,000 shares of common stock may be issued. The Purchase Plan gives the administrator authority to grant awards to management-based employees at a price of at least 85% of the fair market value of the stock (100% of the fair market value of the stock in the case of an individual possessing more than 10% of the total outstanding stock of the Company) on the date the related award was granted. An award under the Purchase Plan gives the participant the right to acquire a specified number of shares of common stock, at a

                           RESOURCES CONNECTION, INC.

specified price, for a limited period of time. Awards under the Purchase Plan are generally nontransferable. The stock purchased upon exercise of an award generally vests over five years. If the participant's employment terminates before the participant's stock is fully vested, the Company may repurchase the unvested stock for the price initially paid by the participant. The administrator may accelerate the vesting of stock acquired under the Purchase Plan in the event of a change in control.

   In November 1998, management formed Resources Connection, Inc. (formerly RC Transaction Corp.). In December 1998, 5,243,000 awards were granted and exercised pursuant to the Purchase Plan at a price of $0.01 per share. In January 1999 and February 1999, 297,000 and 90,000 awards, respectively, were granted and exercised pursuant to the Purchase Plan at a price of $0.01 per share. Of such shares of common stock, 785,200 and 1,880,000, respectively, were vested as of May 31, 1999 and 2000. During May 1999 and the year ended
May 31, 2000, repurchased unvested shares of common stock were sold to eligible employees pursuant to the terms of the 1998 Restricted Stock Purchase Plan. The per share weighted average grant date fair values of the unvested awards granted during the period from inception, November 16, 1998, through May 31, 1999, and for the year ended May 31, 2000 were $0.02 and $2.44, respectively. The amount of unearned compensation recognized for stock re-sold under the Purchase Plan totaled $36,879 during May 1999 and $375,981 during the year ended May 31, 2000. Related compensation expense totaled zero and $53,520 for the period and the year ended May 31, 1999 and 2000, respectively. The Company does not anticipate granting any additional awards under the Purchase Plan.

 1999 Long-Term Incentive Plan

   Under the terms of the Resources Connection, Inc. 1999 Long-Term Incentive Plan (the "Incentive Plan"), the Company is authorized to grant restricted stock awards, incentive stock options ("ISOs"), nonqualified stock options ("NQSOs"), stock appreciation rights and bonus awards to directors, officers, key employees, consultants and other agents. Under the terms of the Incentive Plan, the option price for the ISOs and NQSOs shall not be less than the fair market value of the shares of the Company's stock on the date of the grant. For ISOs, the exercise price per share may not be less than 110% of the fair market value of a share of common stock on the grant date for any individual possessing more than 10% of the total outstanding stock of the Company. Management's estimate of the fair market value of the shares of the Company's common stock is based upon a valuation of the Company obtained from an independent appraisal firm. The maximum number of shares of common stock available for grant is 2,340,000. Stock options granted under the Incentive Plan become exercisable generally over periods of one to five years and expire within a period of not more than ten years from the date of grant. There were no options exercisable at May 31, 1999 and 2000. There were 80,500 options exercisable at August 31, 2000 at a weighted-average exercise price of $3.00.

   A summary of the option activity under the Incentive Plan is as follows:

                                                    Number of  Weighted Weighted
                                                     Shares    Average  Average
                                                      Under    Exercise   Fair
                                                     Option     Price    Value
                                                    ---------  -------- --------
   Options outstanding at May 31, 1999.............       --    $ --     $ --
     Granted, above fair market value.............. 1,495,500   $4.01    $3.11
     Granted, below fair market value..............   330,000   $3.00    $3.44
                                                    ---------
   Options outstanding at May 31, 2000............. 1,828,500   $3.82
     Granted, above fair market value..............   110,000   $5.00    $4.50
     Granted, at fair market value.................    74,000   $6.40    $6.40
     Granted, below fair market value..............   192,500   $4.84    $9.76
     Cancelled.....................................  (115,000)  $3.26
                                                    ---------
   Options outstanding at August 31, 2000.......... 2,090,000   $4.10
                                                    =========

   As of May 31, 2000, options outstanding have a range of per share exercise prices between $3.00 and $5.00 and a weighted average remaining contractual life of 9.67 years.

                           RESOURCES CONNECTION, INC.

   As of May 31, 2000, the Company recorded deferred compensation related to options granted to employees of $146,854 representing the difference between the deemed fair market value of the common stock, as determined for accounting purposes, and the exercise price of the options at the date of grant. Of this amount, $7,120 in amortization has been recognized during the year ended May 31, 2000. The Company amortizes deferred compensation over the related service period of the underlying options.

   The Company has adopted the disclosure-only provisions of SFAS No 123. Had compensation cost for the Company's Incentive Plan been determined based on the fair value at the grant date for awards and consistent with the provisions of SFAS No. 123, the Company's net income for the periods ended May 31, would have been adjusted to the pro forma amount indicated below:

                                                              1999      2000
                                                            -------- ----------
   Net Income:
     As reported........................................... $792,193 $6,545,877
     Pro forma............................................. $792,193 $5,947,457
   Net Income Per Common Share--Basic and Diluted:
     As reported........................................... $   0.09 $     0.42
     Pro forma............................................. $   0.09 $     0.38

   For purposes of computing the pro forma amounts, the fair value of stock-based compensation was estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                            1999        2000
                                                         ----------- -----------
   Weighted-average expected life (years)...............      7           7
   Annual dividend per share............................     None        None
   Risk-free interest rate.............................. 6.47%-6.98% 6.47%-8.07%
   Expected volatility..................................     75%         75%

   Because the determination of the fair value of all options granted includes the factors described in the preceding paragraph, and because additional option grants are expected to be made each year, the above pro forma disclosures are not likely to be representative of the pro forma effect on reported net income for future years.

15. Segment Information and Enterprise Reporting

   No single customer accounted for more than 4% of revenue during the period ended May 31, 1999 and for the year ended May 31, 2000.

   The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operates in one reportable segment as it provides experienced accounting and finance, human capital management and information technology professionals to clients on a project-by-project basis. Substantially all of the Company's assets are located within the United States. For the year ended May 31, 2000, the first year the Company had foreign operations, foreign revenue comprised less than 1% of the Company's consolidated revenue.

16. Related Party Transactions

   In April 1999, the Company issued $22,000,000 in 12% subordinated promissory notes to certain investors (see Note 8).

   On May 1, 1999, a member of management received a loan of $200,000 from the Company. The loan is interest free and matures on April 1, 2007. During the year ended May 31, 2000, $50,000 of this loan was forgiven. At May 31, 2000, $150,000 of the receivable was outstanding.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
 of Resources Connection LLC

   In our opinion, the accompanying statements of income and of cash flows of Resources Connection LLC, present fairly, in all material respects, the results of its operations and its cash flows for the year ended May 31, 1998 and for the period from June 1, 1998 through March 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether these statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits of these statements provide a reasonable basis for the opinion expressed above.

   As discussed in Notes 1, 2, and 3 to these financial statements, the Company entered into significant related party transactions with its member, Deloitte & Touche LLP. The accompanying historical financial statements of the Company may not necessarily be indicative of the results that would have occurred if the Company had undertaken such transactions with an unrelated third party.

                                          PricewaterhouseCoopers LLP

Costa Mesa, California
August 6, 1999

                            RESOURCES CONNECTION LLC

                              STATEMENTS OF INCOME

                        For The Year Ended May 31, 1998
             And For The Period June 1, 1998 Through March 31, 1999

                                                      For The   For The Period
                                                    Year Ended   June 1, 1998
                                                      May 31,      Through
                                                       1998     March 31, 1999
                                                    ----------- --------------
Revenue............................................ $29,507,588  $55,437,836
Direct cost of services, primarily payroll and
 related taxes for professional services
 employees.........................................  16,670,680   31,252,773
                                                    -----------  -----------
  Gross profit.....................................  12,836,908   24,185,063
Selling, general and administrative expenses.......   9,034,986   17,070,808
Depreciation and amortization expense..............      79,117      118,358
                                                    -----------  -----------
  Net income....................................... $ 3,722,805  $ 6,995,897
                                                    ===========  ===========



   The accompanying notes are an integral part of these financial statements.

                            RESOURCES CONNECTION LLC

                            STATEMENTS OF CASH FLOWS

                        For The Year Ended May 31, 1998
             And For The Period June 1, 1998 Through March 31, 1999

                                                                  For The Period
                                                    For The Year   June 1, 1998
                                                       Ended         Through
                                                    May 31, 1998  March 31, 1999
                                                    ------------  --------------
Cash flows from operating activities:
  Net income....................................... $ 3,722,805    $  6,995,897
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization..................      79,117         118,358
    Bad debt expense...............................     278,760         533,000
    Changes in operating assets and liabilities:
      Trade accounts receivable....................  (3,306,645)     (6,736,505)
      Receivable from member.......................  (2,500,000)    (10,500,000)
      Payable to member............................   4,325,023       8,540,750
      Prepaids and other assets....................     (18,850)       (297,509)
      Accounts payable and accrued expenses........     257,344         869,284
      Accrued salaries and related obligations.....     682,867       2,322,972
      Other liabilities............................      78,633         181,847
                                                    -----------    ------------
        Net cash provided by operating activities..   3,599,054       2,028,094
                                                    -----------    ------------
Cash flows from investing activities:
  Purchases of property and equipment..............    (431,014)       (163,107)
                                                    -----------    ------------
        Net cash used in investing activities......    (431,014)       (163,107)
                                                    -----------    ------------
        Net increase in cash.......................   3,168,040       1,864,987
Beginning cash balance.............................         --        3,168,040
                                                    -----------    ------------
Ending cash balance................................ $ 3,168,040    $  5,033,027
                                                    ===========    ============


   The accompanying notes are an integral part of these financial statements.

                            RESOURCES CONNECTION LLC

                         NOTES TO FINANCIAL STATEMENTS

1. Description Of The Company And Its Business:

   Resources Connection LLC (the "Company") is a Delaware organized limited liability company and provides high-end professional services to a variety of industries and enterprises throughout the United States. The Company provides clients with experienced professionals in accounting, finance, tax and information technology on a project-by project-basis.

   The Company was formed in September 1996. The Company is 99% owned by Deloitte & Touche LLP ("D&T") and 1% owned by Deloitte & Touche Acquisition Company LLC (collectively referred to as the "Members"). The Members do not have any liability for the obligations or liabilities of the Company except to the extent provided for in the Delaware Limited Liability Company Act (the "Act"). The Company will dissolve upon the first to occur of, among others, the following: (a) the written consent of the Members; (b) the resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event under the Act which terminates the continued membership of a Member in the Company, unless the remaining Member agrees in writing within 90 days to continue the business of the Company; or (c) December 31, 2095.

   In the normal course of business, the Company has been supplied with a variety of services by D&T as well as having supplied a variety of services to D&T that are substantial in amount. The accompanying financial statements have been prepared from the separate records maintained by the Company; however, the services supplied by and to D&T may not necessarily have been provided at terms available from unrelated entities. Therefore, the accompanying financial statements of the Company may not necessarily be indicative of the conditions that would have existed if the Company had operated as an independent entity.

   The following table summarizes the approximate amount of services and related allocated expenses charged to the Company for services provided by D&T. Charges for such services are included in selling, general and administrative expenses in the accompanying statements of income:

                                                                  For The Period
                                                       For The     June 1, 1998
                                                      Year Ended     Through
                                                     May 31, 1998 March 31, 1999
                                                     ------------ --------------
   Occupancy........................................   $344,000     $  767,000
   Computer charges.................................     80,000        155,000
   Telephone........................................     16,000         34,000
   Administrative salaries..........................    122,000        250,000
   Other charges....................................    153,000        203,000
                                                       --------     ----------
     Total allocated charges........................   $715,000     $1,409,000
                                                       ========     ==========

   The financial statements include all necessary personnel costs and pro rata allocations of overhead from D&T on a basis which management believes represents a reasonable allocation of such costs.

   D&T processes and pays the Company's accounts payable, which obligation is offset by periodic sweeps of the Company's separately maintained bank account, resulting in a net receivable due from D&T and a net payable due to D&T. Interest is not charged for any such amounts due to or from D&T.

   Revenue includes fees charged for services provided directly to D&T of approximately $3.1 million and $4.9 million for the year ended May 31, 1998 and for the approximate ten month period ended March 31, 1999, respectively.

   The Company's fiscal year consists of 52 or 53 weeks, ending on the Saturday nearest the last day of May in each year. For convenience, all references herein to years or periods are to years or periods ended May 31. The year ended May 31, 1998 was 52 weeks long and the period ended March 31, 1999 was 44 weeks long.

                            RESOURCES CONNECTION LLC

2. Summary Of Significant Accounting Policies:

 Revenue Recognition:

   Revenues are recognized when services are rendered by the Company's professional staff. Conversion fees are recognized in certain circumstances when one of our Company's professional staff accepts an offer of permanent employment from a client. Conversion fees were less than 4% of revenues for the year ended May 31, 1998 and the period ended March 31, 1999. All costs of compensating the Company's professional staff are the responsibility of the Company and are included in direct cost of services.

 Depreciation And Amortization:

   Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the term of the lease, whichever is shorter. Costs for normal repairs and maintenance are expensed to operations as incurred, while renewals and major refurbishments are capitalized.

 Taxes:

   As a limited liability company, income taxes on any income or losses realized by the Company are the obligation of its Members and, accordingly, no provision for income taxes has been recorded in the financial statements.

 Use Of Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes these estimates and assumptions are adequate, actual results could differ from the estimates and assumptions used.

 Reclassifications:

   Certain reclassifications have been made to the prior year financial statements to conform with the current period presentation.

3. Related Party Transactions:

 Lease Arrangements:

   Specific amendments to D&T lease agreements were negotiated for separate office space in two of the Company's locations. The Company reimburses D&T for the rent incurred under these amended lease agreements. D&T allocates rent to the Company for all other locations, which may not necessarily reflect terms available from unrelated parties. Total rent expense, including allocations as included in Note 1, was approximately $480,000 and $828,000 for the year ended May 31, 1998 and for the approximate ten month period ended March 31, 1999, respectively.

 Retirement Plan:

   The Company participates in D&T's defined contribution 401(k) plan ("the plan"), which covers administrative employees who have completed one year of service and are age 21 or older. Participants may

                            RESOURCES CONNECTION LLC
contribute up to 15% of their annual salary up to the maximum allowed by statute. As defined in the plan agreement, the Company is obligated to match 10% of employee contributions to a maximum of 6% of individual employees' annual salaries; the Company may, at its discretion, match up to an additional 15% of employee contributions to a maximum of 6% of individual employees' annual salaries. For the year ended May 31, 1998 and for the approximate ten month period ended March 31, 1999, the Company contributed approximately $35,000 and $98,000, respectively, to the plan.

 Other:

   The Company has entered into other significant related party transactions with its Member, D&T. See Note 1 for further detail.

4. Subsequent Events:

   On April 1, 1999, D&T sold the Company to management of the Company and a group of investors. All of the outstanding membership interests of the Company were sold for approximately $55 million in cash, excluding cash acquired and transaction costs.

                              [inside back cover]

                                                                    [small logo]

                                [red background]

   Resources Connection, Inc., is a professional services firm that provides experienced accounting and finance, human resources management and information technology professionals to clients on a project-by-project basis.


                        [picture of part of a building]

                         [LOGO OF RESOURCES CONNECTION]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth all expenses payable by the Resources Connection, Inc. (the "Registrant") in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee, the NASD filing fee and The Nasdaq National Market application fee.

                                                                     Amount to
                                                                      Be Paid
                                                                     ----------
   Registration fee................................................. $   27,628
   NASD filing fee..................................................     10,850
   Nasdaq Stock Market Listing Application fee......................     95,000
   Blue sky qualification fees and expenses.........................      7,000*
   Printing and engraving expenses..................................    265,000*
   Legal fees and expenses..........................................    400,000*
   Accounting fees and expenses.....................................    322,000*
   Transfer agent and registrar fees................................     12,500*
   Miscellaneous....................................................     10,000*
                                                                     ----------
     Total.......................................................... $1,149,978
                                                                     ==========

--------
*  Estimated.

Item 14. Indemnification Of Officers And Directors

   Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

   The Registrant's Second Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions to (i) eliminate the personal liability of its directors and officers for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

   At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

   The Registrant has applied for an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales Of Unregistered Securities

   Appropriate legends were affixed to the stock certificates issued in the transactions described below. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

   (a) In November 1998, we formed RC Transaction Corp. (renamed Resources Connection, Inc.). In December 1998, we issued 5,243,000 shares of our common stock to certain members of our management pursuant to the 1998 Employee Stock Purchase Plan for an aggregate purchase price of $52,430. Between January 1999 and February 1999, we issued and sold the remaining 387,000 shares of common stock to certain members of our management for an aggregate purchase price of $3,870. Between February 1999 and August 2000, pursuant to the terms of the 1998 Employee Stock Purchase Plan we reacquired 388,000 shares of our common stock from employees whose employment was being terminated. We resold these reaquired shares to certain employees for an aggregate purchase price of $264,000. We relied on the exemption provided by Rule 701 of the General Regulations under the Securities Act of 1933, as amended.

   (b) On and around April 1, 1999, in connection with the management-led buyout, we issued and sold 9,855,260 shares of our Common Stock and 144,740 shares of our Class B Common Stock for an aggregate purchase price of $10,000,000 to the following investors:

  .  Four entities affiliated with Evercore Partners L.L.C.;

  .  Richard Gersten;

  .  Paul Lattanzio;

  .  Gerald Rosenfeld;

  .  Mainz Holdings Ltd.;

  .  BT Capital Investors, L.P.;

  .  BancBoston Investments Inc.; and

  .  Resources Connection management and employees.

   Simultaneously, we issued and sold subordinated notes, bearing 12% interest per annum with a maturity date of April 15, 2004, in an aggregate principal amount of $22,000,000 to the same group of investors. We relied on the exemption provided by Section 4(2) under the Securities Act and Regulation D promulgated thereunder. The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof.

   (c) Between June 17, 1999 and August 26, 2000, we have granted stock options to certain of our employees pursuant to our 1999 Long-Term Incentive Plan. We relied on the exemption provided by Rule 701 of the General Regulations under the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedule

   (a) Exhibits.

 Exhibit
  Number                          Description of Document
 -------                          -----------------------
  1.1*      Form of Underwriting Agreement.

  3.1(a)*** Restated Certificate of Incorporation.

  3.1(b)*** Amendment to Restated Certificate of Incorporation.

  3.2***    Form of Second Restated Certificate of Incorporation, to be filed and become effective upon the closing of this offering.

  3.3***    Bylaws, as currently in effect.

  3.4***    Form of Amended and Restated Bylaws, as amended, to become effective upon closing of this offering.

  4.1***    Stockholders Agreement, dated April 1, 1999, between Resources
             Connection, Inc. and certain stockholders of Resources Connection,
             Inc.

  4.2*      Stockholders Agreement, dated November  , 2000, between Resources
             Connection, Inc. and certain stockholders of Resources Connection,
             Inc.

  4.3*      Specimen Stock Certificate.

  4.4***    Form of 12.0% Junior Subordinated Promissory Note.

  5.1***    Opinion of O'Melveny & Myers, LLP.

 10.1***    Resources Connection, Inc. 1998 Employee Stock Purchase Plan.

 10.2***    Resources Connection, Inc. 1999 Long-Term Incentive Plan.

 10.3***    Employment Agreement, dated April 1, 1999, between Resources
             Connection, Inc. and Donald B. Murray.

 10.4***    Employment Agreement, dated April 1, 1999, between Resources
             Connection, Inc. and Stephen J. Giusto.

 10.5***    Employment Agreement, dated April 1, 1999, between Resources
             Connection, Inc. and Karen M. Ferguson.

 10.6***    Employment Agreement, dated April 1, 1999, between Resources
             Connection, Inc. and Brent M. Longnecker.

 10.7***    Credit Agreement, dated April 1, 1999, by and among Resources
             Connection, Inc., RCLLC Acquisition Corp., Resources Connection
             LLC, Bankers Trust Company, as collateral agent.

 10.8***    Pledge Agreement, dated as of April 1, 1999, made by each of
             Resources Connection, Inc., RCLLC Acquisition Corp. and Resources
             Connection LLC to Bankers Trust Company, as collateral agent.

 10.9***    Security Agreement, dated April 1, 1999, among Resources
             Connection, Inc., certain of its subsidiaries and Bankers Trust
             Company, as collateral agent.

 10.10***   Sublease, dated as of March 1, 2000, by and between Enterprise
             Profit Solutions Corporation and Resources Connection LLC.

 10.11***   Resources Connection, Inc. Employee Stock Purchase Plan.

 10.12***   Purchase Agreement, dated April 1, 1999, between Deloitte & Touche
             LLP, Deloitte & Touche Acquisitions Company LLC, Resources
             Connection LLC and Resources Connection, Inc.

 10.13***   Investment Agreement, dated April 1, 1999, between Resources
             Connection, Inc., certain entities affiliated with Evercore
             Partners, L.L.C. and certain other investors.

 Exhibit
  Number                         Description of Document
 -------                         -----------------------
 10.14*** Transition Services Agreement, dated April 1, 1999, between Deloitte
           & Touche LLP, Resources Connection, Inc. and Resources Connection
           LLC.

 21.1***  List of Subsidiaries.

 23.1**   Consent of PricewaterhouseCoopers LLP, Independent Accountants.

 23.2     Consent of O'Melveny & Myers LLP. Reference is made to Exhibit 5.1.

 24.1***  Power of Attorney. Reference is made to page II-9.

 27***    Financial Data Schedule.

--------
*   To be filed by amendment.
**  Filed herewith.
*** Previously filed.

   (b) Financial Statement Schedules.

     Schedule II--Valuation and Qualifying Accounts.

   All other schedules are omitted because they are not required, are not applicable or the information is included in our financial statements or notes thereto.

Item 17. Undertakings

   The Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Exchange Act of 1934, as amended (the "Exchange Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Exchange Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Exchange Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Exchange Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Stockholders and the Board of Directors of Resources Connection, Inc.

   Our audits of the consolidated financial statements of Resources Connection, Inc. referred to in our report dated July 17, 2000 appearing in this registration statement on Form S-1 also included an audit of the financial statement schedule listed in Item (16)(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                          PricewaterhouseCoopers LLP

Costa Mesa, California
July 17, 2000

                           RESOURCES CONNECTION, INC.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                                          Purchase of
                         Beginning Charged to  Write-      Resources      Ending
                          Balance  Operations   offs     Connection LLC  Balance
                         --------- ---------- ---------  -------------- ----------
Allowance for Doubtful
 Accounts
  Period from November
   16, 1998 (date of
   inception) to May 31,
   1999................. $    --   $  200,000 $(248,220)    $955,290    $  907,070
  Year Ended May 31,
   2000................. $907,070  $1,048,502 $(369,357)    $           $1,586,215

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Members of Resources Connection LLC

   Our audits of the financial statements of Resources Connection LLC referred to in our report dated August 6, 1999 appearing in this registration statement on Form S-1 also included an audit of the financial statement schedule listed in Item (16)(b) of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

                                          PricewaterhouseCoopers LLP

Costa Mesa, California
August 6, 1999

                            RESOURCES CONNECTION LLC

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                       Beginning Charged to  Write-     Ending
                                        Balance  Operations   offs     Balance
                                       --------- ---------- ---------  --------
Allowance for Doubtful Accounts
  Year Ended May 31, 1998............. $266,560   $278,760  $(123,030) $422,290
  Period from June 1, 1998 to March
   31, 1999........................... $422,290   $533,000  $          $955,290

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, County of Orange, State of California, on November 15, 2000.

                                                  /s/ Stephen J. Giusto
                                          By: _________________________________
                                                     Stephen J. Giusto
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                            TITLE                      DATE
             ---------                            -----                      ----

                 *                  Chief Executive Officer,           November 15, 2000
 _________________________________   President and Director
          Donald B. Murray           (Principal Executive Officer)

                 *                  Chief Financial Officer,           November 15, 2000
 _________________________________   Executive Vice President of
         Stephen J. Giusto           Corporate Development, Secretary
                                     and Director (Principal
                                     Financial Officer)

                 *                  Executive Vice President and       November 15, 2000
 _________________________________   Director
         Karen M. Ferguson

                 *                  Director                           November 15, 2000
 _________________________________
         David G. Offensend

                 *                  Director                           November 15, 2000
 _________________________________
          Ciara A. Burnham

                 *                  Director                           November 15, 2000
 _________________________________
          Gerald Rosenfeld

                 *                  Director                           November 15, 2000
 _________________________________
         Leonard Schutzman

                 *                  Director                           November 15, 2000
 _________________________________
            John C. Shaw


                 *                  Director                           November 15, 2000
 _________________________________
        C. Stephen Mansfield


      */s/ Stephen J. Giusto
 _________________________________
         Stephen J. Giusto
          Attorney-In-Fact

                                 EXHIBIT INDEX

 Exhibit
  Number                          Description of Document
 -------                          -----------------------
  1.1*      Form of Underwriting Agreement.

  3.1(a)*** Restated Certificate of Incorporation.

  3.1(b)*** Amendment to Restated Certificate of Incorporation.

  3.2***    Form of Second Restated Certificate of Incorporation, to be filed and become effective upon the closing of this offering.

  3.3***    Bylaws, as currently in effect.

  3.4***    Amended and Restated Bylaws, as amended, to be filed and become effective upon the closing of this offering.

  4.1***    Stockholders Agreement, dated April 1, 1999, between Resources
             Connection, Inc. and certain stockholders of Resources Connection,
             Inc.

  4.2*      Stockholders Agreement, dated November  , 2000, between Resources
             Connection, Inc. and certain stockholders of Resources Connection,
             Inc.

  4.3*      Specimen Stock Certificate.

  4.4***    Form of 12.0% Junior Subordinated Promissory Note.

  5.1***    Opinion of O'Melveny & Myers LLP.

 10.1***    Resources Connection, Inc. 1998 Employee Stock Purchase Plan.

 10.2***    Resources Connection, Inc. 1999 Long-Term Incentive Plan.

 10.3***    Employment Agreement, dated April 1, 1999, between Resources
             Connection, Inc. and Donald B. Murray.

 10.4***    Employment Agreement, dated April 1, 1999, between Resources
             Connection, Inc. and Stephen J. Giusto.

 10.5***    Employment Agreement, dated April 1, 1999, between Resources
             Connection, Inc. and Karen M. Ferguson.

 10.6***    Employment Agreement, dated April 1, 1999, between Resources
             Connection, Inc. and Brent M. Longnecker.

 10.7***    Credit Agreement, dated April 1, 1999, by and among Resources
             Connection, Inc., RCLLC Acquisition Corp., Resources Connection
             LLC, Bankers Trust Company, as collateral agent.

 10.8***    Pledge Agreement, dated as of April 1, 1999, made by each of
             Resources Connection, Inc., RCLLC Acquisition Corp. and Resources
             Connection LLC to Bankers Trust Company, as collateral agent.

 10.9***    Security Agreement, dated April 1, 1999, among Resources
             Connection, Inc., certain of its subsidiaries and Bankers Trust
             Company, as collateral agent.

 10.10***   Sublease, dated as of March 1, 2000, by and between Enterprise
             Profit Solutions Corporation and Resources Connection LLC.

 10.11***   Resources Connection, Inc. Employee Stock Purchase Plan.

 10.12***   Purchase Agreement, dated April 1, 1999, between Deloitte & Touche
             LLP, Deloitte & Touche Acquisitions Company LLC, Resources
             Connection LLC and Resources Connection, Inc.

 10.13***   Investment Agreement, dated April 1, 1999, between Resources
             Connection, Inc., certain entities affiliated with Evercore
             Partners, L.L.C. and certain other investors.

 Exhibit
  Number                         Description of Document
 -------                         -----------------------
 10.14*** Transition Services Agreement, dated April 1, 1999, between Deloitte
           & Touche LLP, Resources Connection, Inc. and Resources Connection
           LLC.

 21.1***  List of Subsidiaries

 23.1**   Consent of PricewaterhouseCoopers LLP, Independent Accountants.

 23.2     Consent of O'Melveny & Myers LLP. Reference is made to Exhibit 5.1.

 24.1***  Power of Attorney. Reference is made to page II-9.

 27***    Financial Data Schedule.

--------
*   To be filed by amendment.
**  Filed herewith.
*** Previously filed.